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Filed by Shire plc
pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange
Act of 1934

Subject Company: Baxalta Incorporated
Commission File No. 001-36782

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated ("Baxalta") and the timing and financial and strategic benefits thereof, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company's future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire's results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•
the proposed combination with Baxalta may not be completed due to a failure to satisfy certain closing conditions, including any shareholder or regulatory approvals or the receipt of applicable tax opinions;

•
disruption from the proposed transaction with Baxalta may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•
the combined company may not achieve some or all of the anticipated benefits of Baxalta's spin-off from Baxter International, Inc. ("Baxter") and the proposed transaction may have an adverse impact on Baxalta's existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•
the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta may adversely affect the combined company's financial condition and results of operations;

•
products and product candidates may not achieve commercial success;

•
product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•
the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company's products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•
supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•
the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•
the actions of certain customers could affect the combined company's ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the combined company's revenues, financial condition or results of operations;

•
investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the combined company's activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•
adverse outcomes in legal matters and other disputes, including the combined company's ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company's revenues, financial condition or results of operations;

•
Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the combined company's ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•
failure to achieve the strategic objectives with respect to Shire's acquisition of NPS Pharmaceuticals Inc. or Dyax Corp. ("Dyax") may adversely affect the combined company's financial condition and results of operations;

•
the combined company will be dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the combined company's revenues, financial condition or results of operations;

•
the combined company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•
difficulties in integrating Dyax or Baxalta into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

other risks and uncertainties detailed from time to time in Shire's, Dyax's or Baxalta's filings with the Securities and Exchange Commission ("SEC"), including those risks outlined in "Item 1A: Risk Factors" in Shire's and Baxalta's Annual Reports on Form 10-K for the year ended December 31, 2015.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire's and Baxalta's shareholders for their consideration and approval.

In connection with the proposed combination, Shire and Baxalta filed relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that includes a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus or other document(s) that Shire and/or Baxalta filed with the SEC or the FCA in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT,PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other related documents filed with the SEC at the SEC's web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire's Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire's Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com. Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371.

The statements in this presentation are Shire's statements and not those of Baxalta or any third party.

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire's directors and executive officers in Shire's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 23, 2016. You can find information about Baxalta's directors and executive officers in Baxalta's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 3, 2016. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Trademarks

Shire owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Shire owns or has the rights to use that are referenced in this communication include: ADDERALL XR, CINRYZE, ELAPRASE, FIRAZYR, GATTEX/REVESTIVE, INTUNIV, LIALDA, NATPARA, REPLAGAL, PENTASA, VPRIV, VYVANSE and XAGRID. Baxalta states that it owns or has the right to use certain trademarks referenced in this communication, including: ADVATE, ADYNOVATE, ARALAST, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, OBIZUR, ONCASPAR, ONIVYDE, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or used in the United States and other jurisdictions.

Basis of Forecasts

The Shire forecasts included herein are derived from Shire's Long Range Plan (the "LRP") and Shire papers subsequently produced as part of the business planning process. Shire produces a long range plan annually. The LRP was updated in March 2015, as part of Shire's annual planning cycle, and was reviewed by the Board in April 2015. This LRP was subsequently adjusted to reflect revised expectations for SHP625 following trial results in the second quarter of 2015, the Dyax acquisition and other updates for 2015 actual performance.

The forecast product sales in this announcement are consistent with the LRP, which is at constant exchange rates, and reflects net sales for each product and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2020.

The forecast product sales included in the LRP are risk-adjusted to reflect Shire's assessment of the individual probability of launch of products in development, and the probability of success in further life cycle management trials. Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

For each pharmaceutical product, there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labeling. In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain. As a result, the actual net sales achieved by a product over its commercial life will be different, perhaps materially so, from the risk adjusted net sales figures in this announcement and should be considered in this light.

The forecast product sales for Baxalta's included in this communication have been stated on a constant currency and risk adjusted basis.

Shire plc Filing:

On April 18, 2016, Shire made available the circular of Shire plc in connection with its combination with Baxalta.

CIRCULAR OF SHIRE PLC

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all of your Shares, please send this document, together with the accompanying Form of Proxy, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. A prospectus relating to Shire plc ("Shire" or the "Company") in connection with the proposed issue of New Shire Shares to Baxalta Shareholders has been published today and is available on Shire's website (www.shire.com).

Application will be made to the FCA for the New Shire Shares to be issued pursuant to the Merger to be admitted to the premium listing segment of the Official List, and will be made to the London Stock Exchange for the New Shire Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective, and that dealings on the London Stock Exchange in the New Shire Shares will commence, on or shortly after the Effective Date which, subject to the satisfaction of certain conditions, is expected to occur in mid-2016.

SHIRE PLC

(Incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 99854)

Proposed combination with Baxalta Incorporated ("Baxalta")
and Notice of General Meeting

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Shire plc which is set out in Part I (Letter from the Chairman of Shire plc) of this document and which recommends you to vote in favour of the Resolutions to be proposed at the General Meeting referred to below.

Notice of a General Meeting of Shire plc to be held at The Merrion Hotel, Merrion Street Upper, Dublin 2, Ireland at 8.00 a.m. on 27 May 2016 is set out at the end of this document. A Form of Proxy for use at the General Meeting is enclosed and, to be valid, should be completed, signed and returned so as to be received by Shire's registrars, Equiniti (Jersey) Limited of Aspect House, Spencer Road, Lancing, BN99 6DA as soon as possible but, in any event, so as to arrive no later than 8.00 a.m. on 25 May 2016. Completion and return of a Form of Proxy will not prevent members from attending and voting in person should they wish to do so.

For a discussion of certain risk factors which should be taken into account when considering what action you should take in connection with the General Meeting, please see Part II (Risk Factors) of this document.

Evercore, which is authorised and regulated in the UK by the FCA, is acting exclusively for Shire as joint financial adviser and joint sponsor and for no one else in connection with the Merger and Admission, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Merger or Admission and will not be responsible to any other person for providing the protections afforded to clients of Evercore or for providing advice in relation to the Merger, the Admission, the contents of this document or any matter or arrangement referred to in this document. Apart from the responsibilities and liabilities, if any, which may be imposed by FSMA or other laws, Evercore accepts no responsibility whatsoever for the contents of this document, and no representation, express or implied, is made by Evercore in relation to the contents of this document, including its accuracy, completeness or verification of any other statement made or purported to be made by it, or on its behalf, in connection with Shire or the matters described in this document. To the fullest extent permitted by applicable law, Evercore accordingly disclaims all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document or any statement contained therein.

Morgan Stanley, which is authorised by the PRA and regulated in the UK by the FCA and the PRA, is acting exclusively for Shire as joint financial adviser and joint sponsor and for no one else in connection with the Merger and Admission, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Merger or Admission and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Merger, the Admission, the contents of this document or any matter or arrangement referred to in this document. Apart from the responsibilities and liabilities, if any, which may be imposed by FSMA or other laws, Morgan Stanley accepts no responsibility whatsoever for the contents of this document, and no representation, express or implied, is made by Morgan Stanley in relation to the contents of this document, including its accuracy, completeness or verification of any other statement made or purported to be made by it, or on its behalf, in connection with Shire or the matters described in this document. To the fullest extent permitted by applicable law, Morgan Stanley accordingly disclaims all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document or any statement contained therein.

This document is not an offer for sale of, or solicitation of an offer to buy, securities in the U.S. and the New Shire Shares, which will be issued in connection with the Merger, have not been, and will not be, registered under the U.S. Securities Act of 1933 (as amended) (the "U.S. Securities Act") or under the securities law of any state, district or other jurisdiction of the U.S. or any Restricted Jurisdiction, and no regulatory clearance in respect of the New Shire Shares has been, or will be, applied for in any jurisdiction other than the UK.

The Shire Shares, and New Shire Shares, have not been approved or disapproved by the SEC, any state securities commission in the U.S. or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the U.S.

18 April 2016

PRESENTATION OF INFORMATION

General

Shire Shareholders should only rely on the information contained in this document. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised by Shire, the Shire Directors or the Joint Sponsors. No representation or warranty, express or implied, is made by the Joint Sponsors as to the accuracy or completeness of such information, and nothing contained in this document is, or shall be relied upon as, a promise or representation by the Joint Sponsors as to the past, present or future.

Shire will update the information provided in this document by means of a supplementary circular if a significant new factor, material mistake or inaccuracy arises or is noted relating to the information included in this document. Any supplementary circular will be subject to approval by the FCA and will be made public in accordance with the Listing Rules. Shire will comply with its obligation to publish supplementary circulars containing further updated information required by law or by any regulatory authority but assumes no further obligation to publish additional information.

Baxalta information

The information relating to Baxalta should be read in conjunction with the information appearing in the Prospectus, including Baxalta's audited historical combined financial information for the 52 weeks ended 31 December 2013, the 52 weeks ended 31 December 2014 and the 52 weeks ended 31 December 2015 in Part VIII (Historical Consolidated and Combined Financial Information relating to the Baxalta Group). Unless otherwise indicated, the selected financial information included in this document has been extracted without material adjustment from the Baxalta Group's audited historical financial information contained in Part VIII (Historical Consolidated and Combined Financial Information relating to the Baxalta Group) of the Prospectus.

The historical consolidated financial information relating to the Baxalta Group for the three years ended 31 December 2015 has been prepared in accordance with U.S. GAAP. The significant accounting policies of the Baxalta Group are set out in Annex B (Baxalta's Financial Statements) of the Prospectus.

Sources and bases

Information on sources and bases is provided in paragraph 23 of Part VIII (Additional Information) of this Circular.

Combined Group financial information

Following Completion, Baxalta will be a subsidiary of Shire, and the accounting policies applied by Baxalta will be the same as those applied by Shire. In addition, for the purposes of financial information prepared for the Combined Group, Baxalta will be a consolidated subsidiary of Shire under U.S. GAAP.

Non-GAAP financial measures

This document contains some financial measures which are not within the scope of U.S. GAAP, and which are used by Shire and Baxalta, respectively, to assess the financial performance of their businesses. These measures include, among others, Non-GAAP EBITDA for Shire and adjusted EBITDA and change in net sales at constant currency rates for Baxalta and are included because Shire and Baxalta believe that they are important supplemental measures of operating performance. These are not measures of operating performance derived from U.S. GAAP, and should not be considered as substitutes for Shire's or Baxalta's financial results based on U.S. GAAP, as the case may be. In addition, these measures are not intended to be an indication of either Shire's or Baxalta's ability to fund its, or following the Merger, the Combined Group's, cash requirements. Consideration should be given to the types of events and transactions that are excluded from the calculation of Non-GAAP EBITDA and adjusted EBITDA and change in net sales at constant currency rates. These Non-GAAP measures are not uniformly defined by all companies, and therefore comparability may be limited.

Non-GAAP financial measures are used by Shire to make operating decisions because they facilitate internal comparisons of Shire's performance to historical results and to competitors' results.

The Shire Board believes that the Non-GAAP measures used provide investors with a means of evaluating, and an understanding of how Shire evaluates, Shire's performance and results on a comparable basis that is not otherwise apparent on a GAAP basis, since many non-recurring, infrequent or non-cash items that the Shire Board believes not to be indicative of the core performance of the business may not be excluded when preparing financial measures under GAAP.

These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP.

Shire Group

Shire's established Non-GAAP policy results in the exclusion of the following items, including their tax-related effect, from the calculation of Non-GAAP earnings:

  Amortisation and asset impairments

  Intangible asset amortisation and impairment charges

  Other-than-temporary impairment of investments

  Acquisitions and integration activities

  Upfront payments and milestones in respect of in-licensed and acquired products

  Costs associated with acquisitions, including transaction costs, fair value adjustments and contingent consideration and acquired inventory

  Costs associated with the integration of companies

  Non-controlling interests in consolidated variable interest entities

  Divestments, reorganisations and discontinued operations

  Gains and losses on the sale of non-core assets

  Costs associated with restructuring and reorganisation activities

  Termination costs

  Income/(losses) from discontinued operations

  Legal and litigation costs

  Net legal costs related to the settlement of litigation, government investigations and other disputes (excluding internal legal team costs)

  Other

  Net income tax credit (being income tax, interest and estimated penalties) related to the settlement of certain tax positions with the Canadian revenue authorities

  Costs associated with AbbVie's terminated offer for Shire, including costs of employee retention awards

  Break fee received in relation to AbbVie's terminated offer for Shire

Baxalta Group

Baxalta's Non-GAAP financial measures exclude certain special items, including intangible asset amortisation and upfront and milestone payments related to collaborative arrangements expensed as research and development. Special items are generally excluded because they are variable, difficult to predict and of a size that may substantially affect Baxalta's reported operations for a period.

Shire understands that the management of Baxalta believes that Non-GAAP earnings measures, when used in conjunction with the results presented in accordance with GAAP, can provide for additional insights and analysis of a company's overall position and future prospects.

The following items and their tax-related effects are generally excluded from the calculation of Baxalta's Non-GAAP earnings measures:

  Gross Margin

  Intangible asset amortisation expense

  Separation costs

  Business optimisation items

  Selling, General and Administrative Expenses

  Business optimisation items

  Separation costs

  Business development items

  Research and Development Expenses

  Business optimisation items

  Upfront and milestone payments to collaboration partners

  Separation costs

  Impairment charge and adjustments

  Other (Income) Expense, Net

  Other-than-temporary impairments

  Business development items, including changes in fair value of contingent payment liabilities

In addition to the above items, Baxalta may have additional, significant one-time items, such as the impact of the devaluation of the Argentine Peso in December 2015, which it may exclude from its Non-GAAP earnings measures in any given period. These items would be incorporated into any required reconciliation from Non-GAAP to GAAP measures.

When presenting net sales figures, Baxalta displays both a GAAP percentage change determined at actual currency rates and a Non-GAAP percentage change determined at constant currency rates. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and the current period, and is calculated by comparing current year net sales restated using prior year-weighted average foreign exchange rates (constant currency rates) with prior year net sales. Baxalta believes that the Non-GAAP measure of change in net sales at constant currency rates provides additional insight into Baxalta's operations and can facilitate an additional analysis of Baxalta's results of operations, particularly in evaluating performance from one period to another.

By removing the variable of currency fluctuations, the comparative Non-GAAP figure should aid analysis of Baxalta's performance from one period to another.

EBITDA

EBITDA represents earnings before interest, tax, depreciation and amortisation1.

Constant exchange rate

Shire's management analyses product sales and revenue growth for certain products sold in markets outside the U.S. on a constant exchange rate ("CER") basis, so that product sales and revenue growth can be considered excluding movements in foreign exchange rates. For example, for the 12 months ending 31 December 2015, product sales and revenue growth on a CER basis is a Non-GAAP financial measure ("Non-GAAP CER"), computed by comparing 2015 product sales and revenues restated using 2014 average foreign exchange rates 2014 actual product sales and revenues. This Non-GAAP financial measure is used by Shire's management, and is considered to provide useful information to investors about the Company's results of operations, because it facilitates an evaluation of the Company's year-on-year performance on a comparable basis. Average exchange rates for the year to 31 December 2015 were $1.53:£1.00 and $1.11:€1.00 (2014: $1.65:£1.00 and $1.33:€1.00).

1
Baxalta's measure of adjusted EBITDA also excludes other (income) expense, net.

Pro forma financial information

In this Circular, any reference to 'pro forma' financial information is to information which has been extracted without material adjustment from the unaudited pro forma financial information contained in Part VI (Unaudited Pro Forma Financial Information of the Combined Group) of this document.

The unaudited pro forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation. It does not, therefore, represent the Combined Group's actual financial position or results.

Future results of operations may differ materially from those presented in the pro forma information due to various factors.

Rounding

Percentages and certain amounts included in this document have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be the precise sum of the figures that precede them.

Currencies

Unless otherwise indicated in this document, all references to "pound sterling", "£" or "pence" are to the lawful currency of the UK, and all references to "dollar", "$" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated, the financial information contained in this document has been expressed in dollars. The Shire Group presents its financial statements in dollars.

Forward-looking statements

Certain statements contained in this document, including those in Part I (Letter from the Chairman of Shire plc), Part II (Risk Factors) and Part III (Summary of the Merger and Other Related Arrangements), constitute "forward-looking statements". All statements other than statements of historical facts included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Shire's or Baxalta's operations and potential synergies resulting from the Merger; and (iii) the effects of government regulation on Shire's or Baxalta's business.

Such forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results, performance or achievements to differ materially from those projected or implied in any forward-looking statements. The important factors that could cause Shire's or Baxalta's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, economic and business cycles, the terms and conditions of Shire's or Baxalta's financing arrangements, foreign currency rate fluctuations, competition in Shire's or Baxalta's principal markets, acquisitions or disposals of businesses or assets and trends in Shire's and/or Baxalta's principal industries. Because of such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Each of Shire and Baxalta and each of their respective members, directors, officers, employees, advisers and any other persons acting on their behalf disclaims any obligation to update any forward-looking or other statements contained herein, except as required by applicable law.

The statements above relating to forward-looking statements should not be construed as a qualification on the opinion as to working capital of the Combined Group set out in paragraph 20 of Part VIII (Additional Information) of this document.

Shire Shareholders are advised to read, in particular, the following parts of this document for a more complete discussion of the factors that could affect the Shire Group's or the Combined Group's future performance and the industry in which the Shire Group operates or the Combined Group would operate:

Part I (Letter from the Chairman of Shire plc), Part II (Risk Factors), Part III (Summary of the Merger and Other Related Arrangements), Part IV (Historical Consolidated Financial Information and Operating and Financial Review relating to the Baxalta Group), Part VI (Unaudited Pro Forma Financial Information of the Combined Group) and Part VII (Profit Forecasts) of this document. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

The forward-looking statements contained in this document speak only as of the date of this document. Shire, the Directors and the Joint Sponsors expressly disclaim any obligation or undertaking to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so by applicable law or regulation, the Prospectus Rules, the Listing Rules or the Disclosure and Transparency Rules.

No profit forecasts or estimates

Unless otherwise stated, no statement in this document is intended as a profit forecast or estimate for any period and no statement in this document should be interpreted to mean that earnings or EPS for Shire or Baxalta, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or EPS for Shire or Baxalta, as appropriate.

Incorporation by reference

Certain information in relation to the Shire Group is incorporated by reference in this document, as set out in paragraph 24 of Part VIII (Additional Information).

No incorporation of website information

The contents of Shire's and Baxalta's websites or any hyperlinks accessible from those websites do not form part of this document and investors should not rely on them.

Defined terms

Certain terms used in this document are defined and certain technical and other terms used in this document are set out in the section headed "Definitions" of this document.

All times referred to in this document are, unless otherwise stated, references to London time.

All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation or regulation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

U.S. considerations

Shire is incorporated under the laws of Jersey. While certain of the Shire Directors reside (or partially reside) in the U.S., service of process upon Flemming Ornskov, David Kappler, Dominic Blakemore, Olivier Bohuon, William Burns and Anne Minto, all of whom reside entirely outside the United States, may be difficult to obtain within the U.S. Furthermore, since a significant proportion of directly owned assets of the Company are outside the U.S. any judgment obtained in the United States against it may not be collectible within the U.S. There is doubt as to the enforceability of certain civil liabilities under U.S. federal securities laws in original actions in English courts, and, subject to certain exceptions and time limitations, English courts will treat a final and conclusive judgment of a U.S. court for a liquidated amount as a debt enforceable by fresh proceedings in the English courts.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The dates and times given in the table below in connection with the Merger are indicative only and are based on Shire's current expectations and may be subject to change.

If any of the times and/or dates below change, the revised times and/or dates will be notified by Shire to Shire Shareholders by announcement through a Regulatory Information Service.

All times shown in this document are London times unless otherwise stated.

Event	Date
Announcement of the Merger	11 January 2016
Publication of the Prospectus	18 April 2016
Publication of this Circular	18 April 2016
Shire 2016 AGM	28 April 2016
Last time and date for receipt of Shire General Meeting Forms of Proxy	25 May 2016
Shire General Meeting to approve the Merger and authorise the issue and allotment of the New Shire Shares	27 May 2016
Baxalta General Meeting to approve the Merger	on or about 27 May 2016
Expected Effective Date	on or about 3 June 2016
New Shire Shares issued and crediting of New Shire Shares in uncertificated form to CREST accounts	on or about 3 June 2016
Expected date of Admission and commencement of dealings in New Shire Shares on the London Stock Exchange	on or about 3 June 2016
Expected date of Admission and commencement of dealings in New Shire ADSs on the NASDAQ	on or about 3 June 2016
Expected date of despatch of definitive share certificates for New Shire Shares in certificated form resulting from the Merger	no later than 17 June 2016

 INDICATIVE MERGER STATISTICS

Number of existing Shire Shares[2]	593,238,215
Number of New Shire Shares to be issued pursuant to the Merger	303,734,581
Number of Shire Shares in issue immediately following Admission	896,972,796
New Shire Shares as a percentage of the enlarged issued share capital	34 per cent.
ISIN	JE00B2QKY057
SEDOL	B2QKY05

2
Number of Shire Shares as at the Last Practicable Date (excludes 7,971,461 ordinary shares held in treasury)

PART I

LETTER FROM THE CHAIRMAN OF SHIRE PLC

(incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 99854)

Directors	Registered Office
Susan Kilsby (Chairman)	22 Grenville Street
Flemming Ornskov (Chief Executive Officer)	St Helier
Jeffrey Poulton (Chief Financial Officer)	JE4 8PX
David Kappler (Senior Independent Director and Deputy Chairman)	Jersey
Dominic Blakemore (Non-executive Director)
Olivier Bohuon (Non-executive Director)
William Burns (Non-executive Director)
Steven Gillis (Non-executive Director)
David Ginsburg (Non-executive Director)
Sara Mathew (Non-executive Director)
Anne Minto (Non-executive Director)
18 April 2016

To the holders of Shire Shares

PROPOSED COMBINATION WITH BAXALTA INCORPORATED ("BAXALTA")

AND

NOTICE OF GENERAL MEETING OF THE COMPANY

1.     Introduction

On 11 January 2016, Shire and Baxalta announced the terms of a merger pursuant to which, if consummated, each Baxalta Share (other than Baxalta Shares held by Baxalta as treasury stock, owned by Shire or any of its subsidiaries, or as to which dissenters' rights have been properly exercised) will be converted into the right to receive a combination of cash and the New Shire Shares (the "Merger").

I am writing to you to: (i) explain the background to and reasons for the Merger; (ii) provide you with information about Baxalta; (iii) explain why the Directors unanimously consider the Merger to be in the best interests of Shire Shareholders as a whole; and (iv) recommend that you vote in favour of the Resolutions to be proposed at the General Meeting, as the Shire Directors have irrevocably undertaken to do in respect of their own beneficial holdings of 207,613 Shire Shares, representing, in aggregate, less than 0.1 per cent. of the ordinary share capital of Shire in issue on the Last Practicable Date.

A prospectus prepared in accordance with the Prospectus Rules, which contains further details of the Merger and the Combined Group (the "Prospectus"), has been published on the Company's website (www.shire.com).

2.     Summary of terms

It is intended that the Merger will be implemented by way of a statutory merger, pursuant to the laws of Delaware. Shire and Baxalta have entered into the Merger Agreement, pursuant to which Shire, subject to the approval of the Merger by Baxalta Shareholders, shall procure the merger of the Shire Merger Sub with and into Baxalta at which time each share of the issued common stock of Baxalta will be cancelled and exchanged for a combination of $18.00 cash and 0.4446 New Shire Shares. Baxalta Shareholders will, unless they elect otherwise, receive their entire allocation of New Shire Shares in the form of New Shire ADSs, which will be issued on the basis of underlying New Shire Shares. Accordingly, each Baxalta Shareholder will receive 0.1482 New Shire ADSs in exchange for each Baxalta Share. If the Merger Agreement is terminated prior to Completion, in certain circumstances, Shire or Baxalta may be required to disburse a termination fee of $369 million, further details of which are set out in paragraph 3 below.

Pursuant to the Merger, which will be subject to the Conditions and the other terms contained in the Merger Agreement, the Baxalta Shareholders will receive a combination of:

$18.00 in cash and 0.4446 New Shire Shares for each Baxalta Share

Based on the closing prices of Shire ADSs and Baxalta Shares as at 8 January 2016, being the last Business Day prior to the announcement of the Merger, the Merger implies a total value of each Baxalta Share of $45.57, representing an aggregate consideration of approximately $32 billion3. The exchange ratio was based on Shire's 30-day trading volume-weighted average ADS price of $199.03 as of 8 January 2016, which implies a total value of $47.50 per Baxalta Share.

Such value of $45.57 for each Baxalta Share represents a premium of approximately:

•
13.9 per cent. to the closing price of $40.01 per Baxalta Share on 8 January 2016, being the last Business Day prior to the announcement by Shire of the Merger;

•
37.5 per cent. to the closing price of $33.15 per Baxalta Share on 3 August 2015, being the last Business Day prior to Shire's initial approach for Baxalta being made public; and

•
44.7 per cent. to the closing price of $31.50 per Baxalta Share on 1 July 2015, being the date of the separation of Baxalta from Baxter.

Baxalta Shareholders will, unless they properly elect otherwise, receive their entire allocation of New Shire Shares in the form of Shire ADSs (each evidenced by an ADR issued by Shire's Depository Bank). As with all ADSs issued by Shire, each New Shire ADS will be issued on the basis of three underlying New Shire Shares. The cash component of the Consideration will be financed through a combination of Shire's existing cash resources and additional debt financing. For further details of the debt financing arrangements, please see paragraph 14 of Part VIII (Additional Information).

On Completion, pursuant to the terms and subject to the Conditions, Shire intends to cause Baxalta to merge with Shire Merger Sub, after which Baxalta would be a wholly-owned subsidiary of Shire. Assuming that 303,734,581 New Shire Shares are issued in connection with the Merger, Baxalta Shareholders will, together, own approximately 34 per cent. of the ordinary share capital of the Combined Group. Shire Shareholders will, together, own approximately 66 per cent. of the ordinary share capital of the Combined Group.

Assuming the satisfaction or waiver of all Conditions, Completion is expected to take place on or about 3 June 2016 (the "Closing Date"). Any revision to the Closing Date will be promptly notified to Shire Shareholders, by Shire, via a Regulatory Information Service. On the Closing Date, Shire, Baxalta and Shire Merger Sub will cause a certificate of merger to be filed (pursuant to the laws of Delaware).

Because of its size, the proposed Merger constitutes a 'Class 1' transaction for the purposes of the Listing Rules and therefore requires the approval of Shire Shareholders.

3.     Termination Fee

3.1
Shire is required to disburse a termination fee of $369 million if:

•
Baxalta terminates the Merger Agreement following an adverse recommendation change by Shire;

•
Shire or Baxalta terminates the Merger Agreement because the required approval of the Shire Shareholders is not obtained;

•
Shire terminates the Merger Agreement in order to accept a superior proposal; or

•
(A) Shire or Baxalta terminates the Merger Agreement because the effective time has not occurred by 11 October 2016, or (B) Baxalta terminates the Merger Agreement because there has been an uncured breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Shire;

•
prior to the time of termination and after the date of the Merger Agreement, a Shire Acquisition Proposal is publicly announced or made to the Shire Board and not withdrawn; and

•
within 12 months after the date on which the Merger Agreement was terminated, Shire enters into a definitive agreement providing for a Shire Acquisition Proposal or a Shire Acquisition Proposal is completed.

3
Consisting of, in aggregate, approximately $12 billion in cash consideration and $20 billion in Shire Securities.

3.2
Baxalta is required to disburse a termination fee of $369 million if:

•
Shire terminates the Merger Agreement following an adverse recommendation change by Baxalta;

•
Baxalta terminates the Merger Agreement in order to accept a superior proposal; or

•
(A) Shire or Baxalta terminates the Merger Agreement because (x) the effective time has not occurred by 11 October 2016 or (y) the required approval by Baxalta Shareholders is not obtained, or (B) Shire terminates the Merger Agreement because there has been an uncured breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Baxalta;

•
prior to the time of termination and after the date of the Merger Agreement, a Baxalta Acquisition Proposal is publicly announced or made to the Baxalta Board and not withdrawn; and

•
within 12 months after the date on which the Merger Agreement was terminated Baxalta enters into a definitive agreement providing for a Baxalta Acquisition Proposal or a Baxalta Acquisition Proposal is completed.

In certain circumstances, a party that receives an alternative acquisition proposal prior to termination of the Merger Agreement would be required to reimburse costs and expenses incurred in connection with the Merger of up to $110 million for Shire or $65 million for Baxalta, which reimbursement would be offset against any termination fee subsequently disbursed.

4.     Background to and reasons for the Merger

On 1 July 2015, Baxalta, formerly the bioscience division of Baxter, was spun off from Baxter and became an independent, publicly traded company. The Shire Board recognised an opportunity to generate significant shareholder value and accelerate the growth of both Shire and Baxalta by creating a global leader in rare diseases. Following the Spin-Off, Shire approached Baxalta on 3 July 2015 and, on 10 July 2015, made a proposal in private to Baxalta to combine the companies in an all-share transaction, pursuant to which the Baxalta Shareholders would own a significant percentage of the resulting Combined Group. The Baxalta Board subsequently declined to engage in substantive discussions on the prospect of a combination of Shire and Baxalta, resulting in Shire making its approach public on 4 August 2015. Following a subsequent increased offer on 9 November 2015, comprising a mixture of both cash and Shire Shares, the Chairman of Shire engaged with the Chairman of Baxalta, resulting in a further revised offer being approved by the Shire Board on 4 January 2016. This culminated in a revised offer being accepted by the Baxalta Board on 10 January 2016, and subsequently announced on 11 January 2016. The Merger Agreement is dated 11 January 2016.

The Shire Board believes that the Merger has compelling logic for both Shire and Baxalta. The Shire Board believes that both Shire and Baxalta share a common vision and that the Merger will bring complementary strengths to the rare diseases biopharmaceutical market. The Merger is expected to generate near-term shareholder value and accelerate the growth plans of both Shire and Baxalta. For the year ending 31 December 2015, Shire's product sales were $6.1 billion. For the same period, Baxalta's product sales were also $6.1 billion. The Shire Board expects that the Combined Group will have anticipated combined total product sales of approximately $20 billion by 2020, of which approximately $13 billion is expected to be from rare diseases. The Combined Group will have multiple high-value rare diseases franchises with substantial barriers to entry in several key therapeutic areas, including genetic diseases, immunology, haematology, gastrointestinal/internal medicine, neuroscience/ophthalmology and oncology. Moreover, the Combined Group is expected to benefit from complementary expertise in rare disease R&D, supported by combined global scale and infrastructure.

The Combined Group would have an enhanced global infrastructure including Shire's existing strong footprint in North America and Europe, with operating hubs near Boston and Zurich, as well as Baxalta's commercial presence in over 100 countries and its manufacturing network in the U.S., Europe and Asia. The Shire Board also believes that there would be significant potential for increased scale and efficiency benefits following Completion. In particular, these would include efficiencies from streamlining global support functions and Combined Group systems and processes as well as additional commercial and R&D synergies. The Combined Group is also expected to have stronger capabilities in managing CMO relationships, increased scale in its global supply chain and more efficient central technical operations.

Importantly, the Shire Board believes these benefits to be achievable without preventing the Combined Group from continuing to invest in R&D and further growth initiatives. The Shire Board expects that the Combined Group will have a market-leading R&D pipeline with over 50 rare disease products in development and over 30 new rare disease product launches expected by the end of the decade (although obtaining regulatory approvals may cause some of these expected launches to be delayed). The Shire Board believes that the Combined Group should have a combined Non-GAAP effective tax rate of 16 to 17 per cent. by 2017.

Shire has a strong track record of acquiring businesses and successfully delivering returns from careful integration into the Shire Group, and expects the Merger to add to that track record. The Shire Board believes that the Combined Group will be a leading global biopharmaceutical company with an innovative entrepreneurial culture supported by deep experience and highly motivated people.

The principal financial benefits of the Merger are summarised in paragraph 7 below.

5.     Information relating to Baxalta

Baxalta is a global company with a substantial portfolio of differential therapies that seek to address unmet medical needs across many disease areas, including haemophilia, immunology and oncology. Baxalta was admitted to trading on the NYSE on 1 July 2015 following a Spin-Off from Baxter.

In 2015, Baxalta's worldwide net sales totalled $6.1 billion, an increase of 3 per cent. over 2014 at actual foreign currency exchange rates. Baxalta's net income from continuing operations was $928 million, a decrease of 22 per cent. compared with 2014. The total assets of Baxalta as at 31 December 2015 amounted to $12.3 billion. Further information on the financial performance of Baxalta (from 1 January 2013) is set out below.

Key statement of income	2013	2014	2015
	($'M)	($'M)	($'M)
Net sales	5,555	5,952	6,148
Adjusted EBITDA	2,005	2,150	2,112

Total assets[4]	7,559	8,583	12,329
Total liabilities	2,380	2,836	8,405
Total net assets	5,179	5,747	3,924

Further information relating to Baxalta can be found in the Prospectus and, in particular, Part III (Information on Baxalta) of the Prospectus.

6.     Funding

Shire has entered into the 2016 Facility Agreement to finance the Merger pursuant to which Shire may borrow up to $13 billion for the purpose of funding the cash consideration and the payment of related acquisition costs and transaction costs (including related integration and reorganisation costs). Shire may elect not to use all or part of the 2016 Facility Agreement to fund the cash consideration and may instead elect to fund all or part of the cash consideration from the proceeds an issue of debt securities. The financing of the Merger has been structured with the intention of maintaining an investment grade credit rating for the Combined Group.

Further details of the 2016 Facility Agreement can be found at paragraph 14.5(A) of Part VIII (Additional Information).

7.     Financial benefits of the Merger and synergies

As at the close of business on the Last Practicable Date, the Combined Group would have a combined market capitalisation of $54.3 billion5.

4
Baxalta elected to adopt, ahead of the required deadline, new income tax accounting guidance issued by the Financial Accounting Standards Board on a retrospective basis starting on 31 December 2015. As a result, Baxalta has made certain reclassifications to its consolidated or combined balance sheets starting with the period ending 31 December 2015 and retroactively applying to prior year balances disclosed in the table above. The reclassifications had the effect of decreasing previously reported total assets and total liabilities by $201 million and $183 million for the years ended 31 December 2014 and 2013, respectively.

5
Based on the number of Shire Shares in issue on the Last Practicable Date, the maximum number of New Shire Shares to be issued pursuant to the Merger, the Closing Price of £42.75 on the Last Practicable Date, and the USD/GBP exchange rate of $1.42:£1.00 on the Last Practicable Date.

The Shire Board expects the Merger to strengthen the Combined Group's business profile, expanding Shire's options for future growth initiatives.

The Shire Board believes that the Combined Group can be expected to achieve recurring cost synergies of at least $500 million per annum comprised of:

•
Elimination of overlapping overhead operations of approximately 40 per cent.

•
Consolidation of the commercial footprint of approximately 10 per cent.

•
Increases in manufacturing network efficiency of approximately 15 per cent.

•
Optimisation of the combined R&D infrastructure and portfolio of approximately 35 per cent.

The one-off costs of delivering these savings are expected to total approximately $605 million. Approximately 50 per cent. of synergies are expected to be realised in 2016/17, rising to 75 per cent. in 2017/18 and 100 per cent. in 2018/19. The expected synergies identified reflect both the beneficial elements and the costs, and will accrue as a direct result of the Merger, and would not be achievable on a standalone basis. Shire believes that these synergy benefits will, principally, arise from the elimination of redundant positions, scale efficiencies, aligning Baxalta's operating model to Shire's lean operating model, optimisation of the combined R&D portfolio, consolidation of the commercial footprint and increases in manufacturing network efficiency.

The Shire Board also believes that the Combined Group can achieve revenue synergies through increased scale across the global commercial footprint and enhanced commercial capabilities across the enlarged portfolio. The Shire's Board believes that the Combined Group should have a combined Non-GAAP effective tax rate of 16 to 17 per cent. by 2017.

These expected synergies have been calculated based on Shire's and Baxalta's financial information for the year ended 31 December 2014, coupled with management information relating to the year ended 31 December 2015. The Shire Board believes that the synergies will not prevent the Combined Group from continuing to invest in future growth or R&D. Aside from certain one-off costs associated with the implementation of the synergies referred to above, as well as the integration of the Combined Group, the Shire Board believes that there are no material dis-synergies which would arise in connection with the acquisition of Baxalta that will impact the planned benefits.

The Shire Board expects that the Merger will be accretive to Non-GAAP diluted EPS in 2017, the first calendar year of ownership, and beyond. The Combined Group is expected to generate annual operating cash flow of $6 billion, beginning in 2018.

Shire has conducted due diligence on certain critical taxation matters and, based on this diligence, Shire and its tax adviser have concluded that a Merger with the proposed cash consideration of $18.00 per Baxalta Share will maintain the tax-free nature of the Spin-Off.

8.     Integration

Post-Merger integration planning is being led by a steering committee comprising members of senior management of both Shire and Baxalta. Detailed integration planning began in late January 2016. An Integration Management Office has been established to provide overarching guidelines to specific functional integration teams. The integration teams, comprising senior Shire and Baxalta managers, have been established across each functional division, and are working together to produce detailed integration plans that will be implemented immediately following Completion.

These plans comprise:

•
detailed organisational charts and processes for each of the corporate and operational functions of the Combined Group, including Commercial, R&D, Technical Operations, IT, HR, Finance and Tax, Procurement, Corporate Development, Legal and Compliance and Communications;

•
an operating model, including organisational charts and management appointments, decision rights and governance arrangements for the Combined Group following Completion; and

•
key policies, principles, cultural approach and governance arrangements for the Combined Group.

Within approximately 100 days following the Effective Date, Shire and Baxalta aim to have completed the principal elements of the restructuring of the Combined Group. This will include all management appointments, reporting structures, operational and executive authority limits and key group policies and processes, including financial reporting, planning and budgeting, treasury and liquidity management policies, sustainability practices, risk and internal audit and compensation. Operational integration will, however, extend beyond this date and in to 2017.

Shire's and Baxalta's business operations operate complementary rare disease, specialised and research portfolios, which the Shire Board expects to assist with the integration of the Combined Group. The risk that Shire and Baxalta will fail to integrate is further mitigated by:

•
the complementary nature of the two organisations' skills and businesses;

•
aligned focus on meeting patient needs;

•
aligned corporate strategies;

•
a common, entrepreneurial, value-focused culture;

•
agreement on the key principles of the Combined Group; and

•
Shire's and Baxalta's successful track records of post-transaction integration.

9.     Management, employees and head office location

The Combined Group board will comprise 12 directors, including 10 non-executive directors, a majority of whom will be independent non-executive directors. Gail Fosler and Albert Stroucken, who are currently Baxalta Directors, will also become directors of the Combined Group.

Following Completion, Shire intends to work to maintain and build upon the Combined Group's position as a world leader in the provision of rare and specialist disease products. At Completion, the Combined Group will have approximately 23,000 employees. Shire believes that while the increased size and strength of the Combined Group will offer greater opportunities for both Shire and Baxalta employees, where there is a combination of similar functions, this may result in some rationalisation of the combined workforce.

The Combined Group will, over time, seek to consolidate offices in locations where duplication exists. The Combined Group's head office will be situated at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland.

10.   Trading information

10.1
Shire

Year ended 31 December 2015

On 29 March 2016, Shire published its Annual Report and Accounts for the year ended 31 December 2015. Shire performed well during the 12 months to 31 December 2015.

Shire's underlying product sales growth during 2015 was 14 per cent. (on a Non-GAAP CER basis, and excluding INTUNIV). Total reported product sales in 2015 were $6.1 billion, up by 5 per cent. on 2014, and Non-GAAP EBITDA reached $2.9 billion, growing by 6 per cent. Total product sales of VYVANSE, Shire's largest product by sales, increased by 19 per cent. to $1.7 billion. This includes the market expansion of VYVANSE for adults with ADHD and the launch of the new adult indication for moderate to severe BED.

The HAE/LSD Business Unit continued to be Shire's largest business unit, with product sales of approximately $2.4 billion. Shire's focus on HAE/LSDs was further strengthened during the first half of 2015 through the acquisition of NPS Pharma.

Royalty income in 2015 increased to $301 million, up by 87 per cent. on 2014, due primarily to the inclusion of royalty income receivable from Amgen for SENSIPAR (following Shire's acquisition of NPS Pharma).

Q1 2016

On 22 January 2016, Shire acquired Dyax for cash consideration of $5.9 billion. Dyax focuses on the development of plasma kallikrein (pKal) inhibitors for the treatment of HAE, including KALBITOR. Dyax's most advanced clinical programme is DX-2930, a fully humanised monoclonal antibody. DX-2930 has received Fast Track, Breakthrough Therapy, and Orphan Drug designations by the FDA and has also received Orphan Drug status in the EU. It is currently undergoing Phase 3 clinical trials.

Trading since 31 December 2015 has been in line with expectations, the Shires Group outlook remains unchanged and the financial position of the group remains strong. Shire expects to see underlying product sales growth in 2016 for its existing operations. Royalties and other revenues are expected to increase in 2016 as Shire will benefit from a full year of SENSIPAR royalties and the addition of Dyax royalties.

Shire expects growth from product sales across its therapeutic categories, driven primarily by volume:

•
In the LSD/HAE franchise, the main driver is new patients initiating therapy.

•
In the NeuroScience franchise, Shire expects continued volume growth as more U.S. adults are diagnosed with ADHD, increased recognition, diagnosis and treatment of BED, and growth in International markets. There is an unmet need in the U.S. adult ADHD market for longer lasting treatments. If approved Shire hopes to launch SHP465 in 2017 to meet this demand.

•
In Shire's GI/Endocrine franchise, the main drivers of growth are expected to be the continued uptake of new products GATTEX and NATPARA and continued gains for the oral mesalamine LIALDA, albeit at a slower rate than in the past.

•
If approved, Shire would benefit from the launch of lifitegrast for Dry Eye Disease in 2016, and hopes to increase awareness, diagnosis and treatment of this condition.

Operational outlook for remainder of 2016

On 11 February 2016, the Shire Board published the following Non-GAAP earnings guidance for the year ending 31 December 2016:

"Following our strong revenue growth and double digit Non GAAP diluted earnings per ADS growth in 2015, we expect 2016 to be another strong year of financial performance for Shire.

This outlook includes the effect of the Dyax acquisition, which closed on January 22, 2016, but does not include the effect of the announced combination with Baxalta which is expected to close mid-2016.

We expect product sales to increase by 11% to 14% on a reported basis in 2016, and increase approximately 13% to 17% on a Non GAAP CER basis. Royalties and other revenues are expected to increase by 5% to 10% in 2016 as we will benefit from a full year of SENSIPAR royalties and the addition of Dyax royalties.

Our Non GAAP gross margin is expected to be in line with 2015 (2015: 85.5%). In 2016, we expect our combined Non GAAP R&D and SG&A costs to increase in the 12% to 14% range as we absorb the costs associated with Dyax, make commercial investments in support of our anticipated launch of lifitegrast in the second half of 2016, and invest in 14 programs in late stage clinical development.

With the recent close of the Dyax acquisition, funded by a $5.6 billion term loan bank facility, we expect our Non GAAP net interest and other expense to increase by approximately 1.5 to 2 times 2015 levels (2015: $49 million).

For 2016, we expect our effective tax rate on Non GAAP income to be in the range of 16% to 18%, before reverting to the longer term expectations of 17% to 19%.

Taken together, we expect Non GAAP diluted earnings per ADS growth in the 7% to 10% range in 2016 (9% to 13% on a Non GAAP CER basis)".

Please see Part VII (Profit Forecasts) of this document for more information on Shire's 2016 outlook, including an accountant's report, basis of preparation and list of assumptions.

10.2
Baxalta

Year ended 31 December 2015

Baxalta filed its Form 10-K with the SEC on 3 March 2016 for the year ended 31 December 2015.

Baxalta's global net sales totalled $6.1 billion in 2015, an increase of 3 per cent. compared to 2014. Excluding the impact of changes in foreign currency exchange rates, net sales increased by 11 per cent. over 2014. Sales in the U.S. totalled $3.3 billion, an increase of 10 per cent. over 2014. International sales totalled $2.8 billion, a decrease of 4 per cent. over 2014 at actual foreign currency exchange rates and an increase of 13 per cent. at constant foreign currency exchange rates. Excluding the impact of changes in foreign currency exchange rates, Baxalta increased revenue growth in each of its product categories. In the second half of 2015, with its acquisition of ONCASPAR product portfolio from Sigma-Tau, Baxalta launched an additional product category—oncology.

Baxalta's net income from continuing operations was $928 million, a decrease of 22 per cent. compared to 2014. While gross margins increased compared to 2014, net income from continuing operations decreased due primarily to $221 million of separation costs incurred during the 2015 financial year, as well as increased investments in R&D.

11.   Antitrust approvals

11.1
EU merger control

The Merger is subject to EU merger control. Shire and Baxalta completed a formal filing with the European Commission on 1 April 2016. This filing commenced a Phase I review period, during which the European Commission has an initial period of 25 working days to consider the Merger.

At the end of Phase I, the European Commission may (a) approve the Merger unconditionally, (b) approve the Merger subject to commitments offered by the parties and accepted by the European Commission, or (c) conclude that it has serious doubts as to the Merger's compatibility with the common market and therefore refer the case to Phase II.

The Merger will automatically lapse if the relevant EU clearance has not been obtained from the European Commission prior to 11 October 2016 (unless the requirement to obtain such clearance has been waived by the relevant party under the Merger Agreement).

11.2
Other antitrust approvals

Shire and, where necessary, Baxalta have submitted notifications in order to seek approvals in a number of other jurisdictions. The jurisdictions include Japan, Jersey, Russia, Taiwan, Turkey and the U.S. In broadly the same manner as for the EU merger control process described above, these approvals may: (a) be granted unconditionally; (b) be granted subject to certain conditions; or (c) not be granted at all.

The Merger will automatically lapse if any of the relevant clearances have not been obtained prior to 11 October 2016 (unless the requirement to obtain such clearance(s) has been waived by the applicable party/parties to the Merger Agreement).

12.   Conditions to the Merger

In addition to the antitrust approvals listed above, the Merger is subject to the certain other Conditions described in the Merger Agreement. Shire will not be required to procure the exchange of any Baxalta Shares if the Conditions have not been satisfied or, to the extent legally permitted, waived. Certain of the material Conditions are summarised below.

12.1
Approval by Shire Shareholders

The approval of the Merger at the Shire General Meeting, as well as the approval of any other resolutions as may be required to implement the Merger.

12.2
Approval by Baxalta Shareholders

The approval of the Merger at the Baxalta Shareholder Meeting.

12.3
Admission to the LSE

The Admission of the New Shire Shares to be issued pursuant to the Merger (or underlying the New Shire ADSs) to the premium listing segment of the Official List and the admission to trading of the New Shire Shares on the London Stock Exchange's main market for listed securities becoming effective in accordance with the current admission standards.

12.4
Registration Statements declared effective by the SEC

The Registration Statement on Form S-4 registering the New Shire Shares underlying Shire ADSs and the Registration Statement on Form F-6 registering the Shire ADSs, having been declared effective under the U.S. Securities Act, and the absence of a stop order or proceeding seeking a stop order by the SEC with respect thereto.

12.5
Admission to the NASDAQ

The New Shire ADSs having been authorised for listing on the NASDAQ.

12.6
Tax opinions

The waiver of Section 4.02(c) of the Tax Matters Agreement in respect of Completion of the Merger. Each of Shire and Baxalta shall have received a certificate to the effect that Baxter's tax adviser has furnished an opinion to Baxter substantially in the same form and substance as the opinion furnished to Baxter on 10 January 2016.

13.   Dilution

Subject to Completion, up to 303,734,581 New Shire Shares will be issued in connection with the Merger. This will result in Shire's issued share capital increasing by approximately 51 per cent. If the Merger Completes, Shire Shareholders will be subject to an immediate dilution as a result of the issue, following which they will hold approximately 66 per cent. of the Combined Group's issued share capital.

14.   Listing, dealings and settlement of New Shire Shares

Applications will be made to the UK Listing Authority for the New Shire Shares to be admitted to the premium listing segment of the Official List and to the London Stock Exchange for the New Shire Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement in the New Shire Shares will commence on the London Stock Exchange at 8.00 a.m. on or shortly after the Effective Date.

15.   Resolutions

Shire's 2016 AGM will be held on 28 April 2016. The results of the Resolutions6 put to a vote of Shire Shareholders will be published via a Regulatory Information Service after the conclusion of the meeting. For the purpose of this Circular, which has been published on a date prior to the date of the 2016 AGM, but which concerns the Shire General Meeting (which will be held on 27 May following the 2016 AGM), it is assumed that all Resolutions put to a vote at the 2016 AGM will have been successfully approved by Shire Shareholders.

Subject to the approval of Shire Shareholders, it is intended that amended Articles of Association (the "Amended Articles") will be adopted by Shire. Accordingly, it is expected that the Amended Articles will be the articles of association of Shire for the purposes of the General Meeting.

To the extent any of the 2016 AGM resolutions are not approved, Shire Shareholders will be promptly notified, following the conclusion of the 2016 AGM, via a Regulatory Information Service.

Resolution 1—Approval of the Merger, allotment of New Shire Shares and increase in borrowing limit

The implementation of the Merger is conditional upon the passing of Resolution 1 at the Shire General Meeting. Accordingly, you will find set out at the end of this document a notice convening a General Meeting to be held at 8.00 a.m. at The Merrion Hotel, Merrion Street Upper, Dublin 2, Ireland on 27 May 2016 at which the Resolutions will be proposed to approve the Merger and grant authority to the Shire Board to allot the New Shire Shares. Shire Shareholders will also be asked to approve an increase of the authorised borrowing limit of Shire.

Resolution 1, which will be proposed as an ordinary resolution, proposes that:

•
the Merger be approved as a Class 1 transaction and the Shire Directors be authorised to implement the Merger;

•
the Shire Directors be authorised to allot the New Shire Shares in connection with the Merger up to an aggregate nominal amount of £16,000,000 (representing, in aggregate, 320,000,000 New Shire Shares); and

•
the limit in Article 107 of the Articles of Association which restricts the group borrowings be increased from a maximum of $12,000,000,000 to a maximum of $30,000,000,000.

The authority to allot New Shire Shares sought under Resolution 1 will expire on the earlier of 27 July 2017 and the conclusion of Shire's Annual General Meeting to be held in 2017.

6
The 2016 AGM Resolutions, and accompanying notes, are contained in the Shire notice of annual general meeting. This notice can be viewed at www.Shire.com.

Resolution 2—Authority to allot shares

If the Merger Completes, the issued share capital of Shire will increase as a result of the issue of New Shire Shares. Paragraph (a) of Resolution 2, which will be proposed as an ordinary resolution and subject to the Admission of the New Shire Shares pursuant to the Merger, proposes that the Shire Directors be authorised to allot Shire Shares and grant rights to subscribe for, or to convert other securities into, Shire Shares up to an aggregate nominal amount of £14,949,547. This amount represents one-third of the minimum expected ordinary share capital of Shire as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares).

Paragraph (b) of this resolution proposes that the Shire Directors be authorised to allot new shares in Shire and grant rights to subscribe for, or to convert other securities into, shares in Shire in connection with a rights issue in favour of Ordinary Shareholders up to an aggregate nominal amount of £29,899,093 (as reduced by the nominal amount of any shares issued under paragraph (a)). This amount (before any reduction) represents two-thirds of the minimum expected ordinary share capital of Shire as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares).

Resolution 2 is the renewal of the previous authority expected to be conferred on the Shire Directors at Shire's 2016 AGM, but is without prejudice to the authority conferred on the Shire Directors pursuant to Resolution 1, and is in line with UK corporate governance guidelines.

As at the Last Practicable Date, 7,971,461 Shire Shares were held by Shire in treasury, representing 1.34 per cent. of Shire's issued share capital (excluding treasury shares).

The Shire Directors have no intention at present to allot new shares other than in connection with the Merger (see Resolution 1 above) and in that regard it is likely that they will use the authority conferred by Resolution 2 to make rollover awards to participants in certain Baxalta share schemes who currently hold awards over Baxalta Shares. In aggregate, the making of such awards for the period from the date of the General Meeting to 27 July 2017 is expected to involve the allotment of up to approximately 24,500,000 Shire Shares (or rights over Shire Shares). The increased authorities contained in Resolution 2 are also considered desirable in order to give Shire the maximum flexibility permitted by UK corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities as and when they arise.

If Resolution 2 is passed, the authority will expire on the earlier of 27 July 2017 and Shire's Annual General Meeting to be held in 2017.

Resolution 3—Disapplication of pre-emption rights

Under Article 11 of the Articles of Association, if the Shire Directors wish to allot any equity securities of Shire wholly for cash (other than in connection with an employee share scheme) they must offer them in the first instance to existing shareholders in proportion to their shareholdings. There may be occasions, however, when the Shire Directors will need the flexibility to finance business opportunities by the issue of new shares without a pre-emptive offer to existing shareholders.

If the Merger Completes, the issued share capital of Shire will increase as a result of the issue of the New Shire Shares.

Resolution 3, which is proposed as a special resolution and subject to the Admission of the New Shire Shares pursuant to the Merger, proposes that the Shire Directors be authorised to allot equity securities wholly for cash other than by way of a pro rata issue limited to a maximum aggregate nominal amount of £4,484,864 (representing 89,697,280 Shire Shares) which is equivalent to approximately 10 per cent. of the minimum expected ordinary share capital of Shire ("Ordinary Shares") as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares). This maximum nominal amount is inclusive of a nominal amount of £2,242,432 (representing 44,848,640 Shire Shares) being the equivalent of five per cent. of the issued ordinary share capital of Shire (excluding treasury shares) immediately following Admission. The Shire Directors confirm their intention to use the five per cent. only in connection with a acquisition or specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six month period and is disclosed in an announcement of the issue. This conditional usage is aligned with the Pre-Emption Group's Statement of Principles, as issued in March, 2015.

In addition, the Shire Directors confirm their intention to follow the provisions of the Pre-Emption Group's Statement of Principles regarding cumulative usage of authorities within a rolling three-year period. These provide that usage in excess of 7.5 per cent., excluding usage pursuant to the 5 per cent. referred to above, should not take place without prior consultation with shareholders. While the Shire Directors have no present intention of exercising the authority sought in this resolution, the Board considers that it will benefit the Company and Shire Shareholders generally for the reasons outlined in the paragraph above.

If Resolution 3 is passed, the disapplication authority will expire on the earlier of 27 July 2017 and the conclusion of Shire's Annual General Meeting to be held in 2017.

Resolution 4—Authority to purchase own shares

At Shire's 2016 AGM, Shire Shareholders are expected to authorise the Shire Directors to make market purchases of Shire Shares up to a maximum of 59,320,261 Shire Shares.

If the Merger Completes, the issued share capital of Shire will increase as a result of the issue of New Shire Shares. Resolution 4, which is proposed as a special resolution and subject to the Admission of the New Shire Shares pursuant to the Merger, renews the authority expected to be granted to the Shire Directors at Shire's 2016 AGM.

Resolution 4 authorises the Shire Directors to make market purchases up to a maximum of 89,697,280 Shire Shares, which represents 10 per cent. of Shire's issued ordinary share capital (excluding treasury shares) as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares), and sets minimum and maximum limits on the price payable. There are several reasons why the Shire Directors may, in the future, consider a buy-back of shares to be in the best interests of the Company and its shareholders generally. These may include where the Shire Directors (i) expect that such a buy-back would result in an increase in earnings per share, (ii) consider that the Company has excess cash, and/or (iii) determine that it is appropriate to increase the Company's gearing. The Shire Directors therefore consider it prudent for the Company to have the flexibility to effect market purchases of its own Ordinary Shares, despite having no present intention of using the authority sought in this resolution. Moreover, the Shire Directors confirm their intention to exercise this authority only if, having due regard to the interests of long-term shareholders, they consider that to do so would be in the best interests of the Company and its shareholders generally, and expect such purchase to result in an increase in earnings per share. In addition, the Shire Directors confirm that the decision to seek approval for this authority has been taken by the Board of Directors as a whole; a majority of whom are independent Non-Executive Directors.

Any Shire Shares purchased by the Company will be either held in treasury or cancelled immediately and the number of ordinary shares reduced accordingly. Shares held in treasury may be cancelled, sold for cash or used for the purposes of employee share plans. Once held in treasury, Shire is not entitled to exercise any rights, including the right to attend and vote at meetings, in respect of those shares. Furthermore, no dividend or other distribution of Shire's assets may be made to the Company in respect of the shares held in treasury.

It is expected that immediately following Admission the total number of options (excluding, for the avoidance of doubt, stock appreciation rights) and share awards to subscribe for shares outstanding will be approximately 35,296,192 ordinary shares, which represents 3.9 per cent. of Shire's issued share capital (excluding treasury shares) as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares). If the authority to purchase shares in accordance with Resolution 4 is ever used in full, the proportion of issued ordinary share capital (excluding treasury shares), based on the share capital as increased following Admission of the New Shire Shares pursuant to the Merger (excluding treasury shares), represented by this figure would be 4.4 per cent.

If Resolution 4 is passed, the authority will expire on the earlier of 27 July 2017 and the conclusion of Shire's Annual General Meeting to be held in 2017.

16.   Action to be taken

16.1
Shire Shares

If you are a Shire Shareholder, you will find enclosed a Form of Proxy for use at the General Meeting or any adjournment thereof. Whether or not you intend to be present at the General Meeting, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible and in any case so as to be received by the Company's Registrars, Equiniti (Jersey)

Limited, of Aspect House, Spencer Road, Lancing BN99 6DA no later than 8.00 a.m. on 25 May 2016. The return of a Form of Proxy will not prevent you from attending the meeting and voting in person if you wish.

If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction form so that it is received by Equiniti (under CREST participant ID 7RA01) by no later than 8.00 a.m. on 25 May 2016. The time of receipt will be taken to be the time from which Equiniti is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

The completion and return of a Form of Proxy or completion and transmission of a CREST proxy instruction will not prevent you from attending the General Meeting and voting in person if you wish to do so.

16.2
Shire ADSs

If you want the Depository Bank to vote your Shire ADSs at the General Meeting, you must provide your voting instructions to the Depository via the internet, by telephone or by sending in a completed voting instruction card, as described on the enclosed card. Voting instructions must be received by the Depository by 10:00 a.m. EDT on 20 May 2016.

16.3
Notice of General Meeting

Further instructions concerning the exercise of your General Meeting voting rights are contained in the notes to the Notice of General Meeting contained in this Circular. Holders of Shire Shares and/or Shire ADSs are advised to read the Notice of General Meeting, and in particular the notes thereto, in conjunction with the rest of this Circular, when considering how to vote their respective Shire Securities.

17.   Further information

Your attention is drawn to the further information contained in Parts II to VIII of this document and, in particular, the risk factors in Part II (Risk Factors).

18.   Documents available on website

Copies of the following documents will be made available on the Company's website at www.shire.com from 18 April 2016 until 5 June 2016:

•
the Announcement;

•
this Circular;

•
the Prospectus;

•
the 2016 AGM Notice;

•
the Merger Agreement; and

•
the Letter Agreement.

19.   Recommendation

The Shire Board, who have received financial advice from Evercore and Morgan Stanley, consider the Merger and each of the Resolutions to be in the best interests of Shire Shareholders as a whole. In providing advice to the Shire Board, each of Evercore and Morgan Stanley has relied on the Shire Board's commercial assessment of the Merger.

Accordingly, the Shire Board unanimously recommends that Shire Shareholders vote in favour of the Resolutions to be proposed at the Shire General Meeting, as they intend to do in respect of their own beneficial holdings of 207,613 Shire Shares representing, in aggregate, less than 0.1 per cent. of the ordinary share capital of Shire in issue on the Last Practicable Date.

Yours faithfully

Susan Kilsby
 Chairman

PART II

RISK FACTORS

Prior to making any decision to vote in favour of the proposed Resolutions at the General Meeting, Shire Shareholders should carefully consider, together with all other information contained in this document, the specific factors and risk described below. All material risks relating to the Merger of which the Directors are aware are set out below, although these risks should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. There may be other risks of which the Directors are not aware or which they believe to be immaterial which may have an adverse effect on the business, financial condition, results or future prospects of the Combined Group following Completion. Because Shire Group's and Baxalta Group's respective operations are of a similar nature in many respects, the risks set out below (other than those relating to the Merger itself) will not be new risks for Shire, which arise only on Completion. Rather, the potential impact of existing risk factors will be materially increased (in absolute terms) from Completion, as a result of the enhanced scale of the operations of the Combined Group.

The information given is as of the date of this Circular and, except as required by the FCA, the LSE, the Listing Rules, the Disclosure and Transparency Rules or any other law or regulation, will not be updated.

PART A: RISKS RELATING TO THE MERGER

Conditions to the Merger

The implementation of the Merger is subject to the satisfaction (or waiver, if applicable) of the Conditions, including, among others:

•
approval of the issuance of the New Shire Shares in connection with the Merger and the transactions contemplated by the Merger Agreement by Shire Shareholders at the Shire General Meeting;

•
adoption of the Merger Agreement by Baxalta Shareholders at the Baxalta Shareholder Meeting;

•
antitrust and regulatory clearances and approvals in a number of jurisdictions, including from the European Commission and authorities in the U.S. under the HSR Act;

•
the waiver of Section 4.02(c) of the Tax Matters Agreement with respect to the completion of the Merger pursuant to the terms of the Letter Agreement, and each of Shire and Baxalta shall have received a certificate, as described in the Letter Agreement, to the effect that Baxter's tax adviser has furnished an opinion to Baxter substantially the same in form and substance as the opinion furnished to Baxter on 10 January 2016.

•
the UKLA and London Stock Exchange approving listing of the New Shire Shares; and

•
the NASDAQ approving the listing of any New Shire ADSs.

There is no guarantee that these (or any of the other) Conditions will be satisfied (or waived, if applicable). A failure to satisfy the Conditions may result in the Merger not completing. Furthermore, in certain circumstances, Shire may be required to disburse a termination fee of $369 million.

The Merger is not subject to a financing condition. While Shire has secured an $18 billion fully underwritten bank facility of which $13 billion is available to finance the cash component of the Per Share Consideration and the payment of related acquisition costs and transaction costs, certain customary conditions precedent to funding (including a legal opinion, certifications in relation to the Merger, and Shire Shareholder approval of an increased borrowing limit), remain to be satisfied in order for Shire to utilise its bank facility, and if such conditions are not satisfied or waived or if Shire's lenders do not satisfy their funding commitment, the Company may be unable to obtain the funds necessary to satisfy the Consideration payment obligation.

The Shire Group must obtain governmental, antitrust and regulatory consents, including from the European Commission, to Complete the Merger which, if delayed, not granted or granted on terms not reasonably satisfactory to Shire, may jeopardise the Merger, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Merger

The Merger is conditional on, among other things, the receipt of governmental, antitrust and regulatory clearances from authorities with jurisdiction over the operations of the Shire Group and/or the Baxalta Group, including the EU and the U.S. The authorities from which Shire is seeking these clearances have discretion in administering the governing regulations. As a condition to their clearance of the transactions contemplated by the Merger, these authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the Combined Group's business. In addition, Shire may propose remedies, such as divestitures, in order to obtain such clearances. Any such requirements, limitations, costs, divestitures or restrictions could jeopardise or delay Completion or may reduce the anticipated benefits of the Merger.

Shire or Baxalta may waive one or more of the Conditions without resoliciting shareholder approval for the Merger

Certain Conditions may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of Shire and Baxalta. If any such waiver does not require resolicitation of shareholders, the parties will have the discretion to Complete without seeking further shareholder approval. Those Conditions requiring Baxalta Shareholder and/or Shire Shareholder approval cannot be waived.

Cost savings and synergies achieved from the Merger may differ from those anticipated

There is no assurance that the Merger will achieve the business growth opportunities, margin benefits, cost savings and other synergies that Shire anticipates. Shire believes that the consideration for the Merger is justified in part by the business growth opportunities, margin benefits, cost savings and other synergies it expects to achieve by combining its operations with Baxalta. However, these expected business growth opportunities, margin benefits, cost savings and other synergies may not develop and other assumptions upon which Shire determined to pursue the Merger may prove to be incorrect. The statements of estimated cost synergies contained in this document relate to future actions and circumstances which, by their nature, involve issues, uncertainties and contingencies. As a result, the cost synergies may not be achieved, or those achieved could be materially different from those estimated.

Shire may also face challenges in the following areas:

•
redeploying resources in different areas of operations to improve efficiency;

•
minimising the diversion of management attention from ongoing business concerns; and

•
addressing possible differences between Shire's business culture, processes, controls, procedures and systems, and those of Baxalta.

Under these circumstances, the business growth opportunities, margin benefits, cost savings and other synergies anticipated by Shire to result from the Merger may not be achieved as expected, or at all, or may be delayed. To the extent that Shire incurs higher integration costs or achieves lower margin benefits or fewer cost savings than expected, both its and the Combined Group's results of operations, financial condition or prospects could be materially adversely affected and the price of Shire Securities may suffer.

Shire and Baxalta may not successfully integrate

If the Merger Completes, achieving the anticipated benefits of the Merger will depend in part upon whether Shire and Baxalta integrate their businesses in an effective and efficient manner. Shire and Baxalta may not be able to accomplish this integration process successfully, either in full or in part, which could have a material adverse effect on the Combined Group's results of operations, financial condition and/or prospects. The integration of businesses is complex and time-consuming. The difficulties that could be encountered include the following:

•
integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly acquired or produced products;

•
coordinating geographically dispersed organisations;

•
distraction of management and employees from operations;

•
changes or conflicts in corporate culture;

•
management's inability to manage a substantial increase in the number of employees;

•
management's inability to train and integrate personnel, who may have limited experience with the respective companies' business lines and products, and to deliver a consistent message regarding diseases treated by the Combined Group;

•
retaining existing customers and attracting new customers;

•
retaining existing employees and attracting new employees;

•
maintaining business relationships; and

•
inefficiencies associated with the integration and management of the operations of the Combined Group.

In addition, there will be integration costs and non-recurring transaction costs (such as fees paid to legal, financial, accounting and other advisers and other fees paid in connection with the Merger), including costs associated with combining the operations of Shire and Baxalta and achieving the synergies Shire expects to obtain, and such costs may be significant.

An inability to realise the full extent of the anticipated benefits of the Merger, including estimated cost synergies, as well as any delays encountered in the integration process and realising such benefits, could have an adverse effect upon the revenues, level of expenses and operating results of the Combined Group, which may materially adversely affect the value of the Shire Securities after Completion.

New regulations issued by the U.S. Department of Treasury may impact the Combined Group following Completion

On 4 April 2016, the U.S. Department of Treasury issued new regulations applicable to acquisitions of U.S. companies by non-U.S. companies. These regulations, among other things, change the manner in which thresholds contained within the so-called "anti-inversion" rules that govern how the Combined Group will be taxed are calculated, including with respect to the Merger and any future acquisitions funded in whole or in part by Shire Securities. Such calculations are complicated and depend on several factors, including fluctuations in share price. Moreover, the U.S. Department of Treasury also introduced proposed "earning stripping" regulations that may, among other things, cause in certain related party debt issued by a U.S. corporation to be treated as equity, resulting in a loss of deductible interest for U.S. federal income tax purposes.

These regulations are newly issued and complex, and as such their application to any particular set of facts is uncertain. Shire believes that the regulations are not likely to affect the expected tax position of the Combined Group, which belief is based on, among other things, facts that may change or judgments that may prove to be incorrect and, if incorrect, could have an adverse impact on the tax position of the Combined Group.

Furthermore, the U.S. tax authorities could issue additional guidance as to the application of these regulations or issue new regulations that could have an adverse effect on the expected tax position of the Combined Group.

Shire Shareholders and Baxalta Shareholders will own a smaller percentage of the Combined Group than they currently own in Shire and Baxalta, respectively

After Completion, Shire Shareholders and Baxalta Shareholders will own a smaller percentage of the Combined Group than they currently own of Shire and Baxalta, respectively. Based on the number of Baxalta Shares in issue at the Last Practicable Date, following Completion, existing Shire Shareholders and Shire ADS Holders will together own approximately 66 per cent. of Combined Group, and the holders of the Baxalta Shares will own approximately 34 per cent. of the Combined Group.

Baxalta has a limited history operating as an independent company, and Baxalta's historical financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results as part of the Combined Group

On 1 July 2015, Baxalta, formerly the bioscience division of Baxter, was spun off and became an independent, publicly traded company. Baxalta therefore has a limited history operating as an independent company. With the exception of the information relating to the period on or after 1 August 2015, the historical information about Baxalta in this Circular refers to Baxalta's business as operated by and integrated with Baxter. Such historical financial information is derived from the published consolidated financial statements and accounting records of Baxter.

Accordingly, such historical financial information may not necessarily reflect the financial condition, results of operations or cash flows that Baxalta would have achieved as a separate, publicly traded company during the periods presented or those that the Combined Group will achieve in the future primarily as a result of the following factors:

•
Prior to the Spin-Off, Baxalta's business was operated by Baxter as part of its broader corporate organisation, rather than as an independent company. Baxter or one of its affiliates performed various corporate functions for Baxalta, such as tax, treasury, finance, audit, risk management, legal, information technology, human resources, shareholder relations, compliance, shared services, insurance, employee benefits and compensation. Following the Spin-Off, Baxter has continued to provide some of these functions to Baxalta. Baxalta's historical financial results reflect allocations of corporate expenses by Baxalta for such functions. These allocations may not be indicative of the actual expenses Baxalta would have incurred had it operated as an independent, publicly traded company in the periods presented. While the Merger will mean that Baxalta has access to Shire's facilities, systems, infrastructure and personnel, there may nevertheless be certain additional systems and services which Shire needs to replicate or outsource from other providers, requiring significant investment.

•
Prior to the Spin-Off, Baxalta's business was integrated with the other businesses of Baxter. Baxalta was able to utilise Baxter's size and purchasing power in procuring various goods and services and had shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While the Merger is expected to provide similar benefits to Baxalta, there is no guarantee that the Combined Group will be able to obtain goods and services at the prices and terms obtained by Baxalta prior to the Spin-Off, which could decrease its overall profitability.

Other significant changes may have occurred in Baxalta's cost structure, management, financing and business operations as a result of operating as a company separate from Baxter, which are not yet evident from publicly available information and which Shire has not yet ascertained.

Shire, Baxalta (and, following Completion, the Combined Group) could incur a significant liability if any of the Baxter Transactions are determined to be taxable transactions

Pursuant to the terms of the Tax Matters Agreement and the Letter Agreement, Shire and Baxalta have agreed to indemnify Baxter if any of the Baxter Transactions are determined to be taxable.

Shire's and Baxalta's indemnification obligations to Baxter and its subsidiaries, officers, directors and employees under both the Tax Matters Agreement and the Letter Agreement are not limited in amount or subject to any cap. If Shire or Baxalta is required to indemnify Baxter and its subsidiaries and their respective officers, directors and employees, it could have a material adverse effect on Shire, Baxalta and, following Completion, the Combined Group.

Baxter's waiver of the provisions under the Tax Matters Agreement restricting Baxalta's ability to enter into, and Complete, the Merger will not relieve Shire or Baxalta of its obligation to indemnify Baxter if the Merger causes any of the Baxter Transactions to be taxable.

Further details of the tax status of the Baxter Transactions are set out in paragraph 22 of Part VIII (Additional Information) of this Circular.

Baxalta and, following Completion, the Combined Group may not be able to engage in certain corporate transactions

In order to preserve the tax-free treatment of the Baxter Transactions to Baxter and its shareholders, the Tax Matters Agreement generally restricts Baxalta from taking or failing to take any action that would cause the Baxter Transactions, or certain of the Later Distributions, to become taxable. Under the Tax Matters Agreement, for the two-year period following the Spin-Off, Baxalta is prohibited, except in certain circumstances, from:

•
entering into any transaction resulting in the acquisition of more than a certain percentage of its shares or substantially all of its assets, whether by merger or otherwise;

•
merging, consolidating, or liquidating;

•
issuing equity securities beyond certain thresholds;

•
repurchasing its shares;

•
ceasing to actively conduct its business; and

•
taking or failing to take any action that prevents the Baxter Transactions or certain related transactions from being tax-free.

The Tax Matters Agreement permits Baxalta to take any of the actions described above if Baxalta provides Baxter with an opinion of counsel or Baxter receives an IRS private letter ruling that, in each case, is reasonably satisfactory to Baxter to the effect that such action will not affect the tax-free status of the Baxter Transactions (or Baxter waives the requirement to obtain such an opinion or ruling). The receipt of any such ruling or opinion in respect of an action Baxalta proposes to take will not relieve Baxalta of its obligation to indemnify Baxter if that action causes the Baxter Transactions to be taxable. These restrictions may limit Baxalta's (and, following Completion, the Combined Group's) ability to pursue certain strategic transactions or other transactions that they may believe to be in the best interests of its shareholders or that might increase the value of its business. In addition, under the Tax Matters Agreement, Baxalta is required to indemnify Baxter against any tax liabilities as a result of the acquisition of Baxalta Shares or assets, even if Baxalta did not participate in or otherwise facilitate the acquisition.

In connection with the signing of the Merger Agreement, Baxter agreed in the Letter Agreement to waive the provisions under the Tax Matters Agreement as they relate to the signing of the Merger Agreement and will waive such prohibitions in connection with Completion, provided that each of Shire's and Baxter's tax advisers furnish the tax opinions referred to in the Letter Agreement. Such waiver and opinions will not relieve Baxalta or Shire, following the Merger, of their obligations to indemnify Baxter if the Merger causes the Baxter Transactions or certain related transactions to be taxable.

Certain of the Baxalta Group agreements may contain change of control provisions which, if not waived, could have material adverse effects on the Combined Group

Baxalta, and members of the Baxalta Group, are each party to various agreements with third parties, including certain licence agreements, business development-related agreements, production and distribution-related agreements, bonding/financing facilities, contracts for the performance of services material to the operations of the Baxalta Group, IT contracts, technology licences and employment agreements that may contain change of control provisions that will be triggered upon Completion. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties which can be waived by the relevant counterparties. If Shire determines that there is such a contract or arrangement requiring a consent or waiver in relation the Merger, there can be no assurance that such consent will be obtained at all or on favourable terms. The inability to obtain waivers from more than one relevant counterparty could have a material adverse effect on the Combined Group.

Future results of Shire may differ materially from the unaudited pro forma condensed combined financial statements of the Combined Group presented in this Circular

The future results of Shire following Completion may be materially different from those shown in the pro forma financial statements contained in this document, which show only a combination of Shire's and Baxalta's standalone historical results after Completion, subject to the matters noted therein. Shire has estimated that it will record approximately $115 million in transaction expenses. The final amount of any charges relating to acquisition accounting adjustments that Shire may be required to record will not be known until after Completion. These and other expenses and charges may be significantly higher or lower than estimated.

Uncertainty created by the Merger may unsettle the employees of Shire and Baxalta (and, following Completion, the Combined Group), which could lead to loss of certain skilled employees.

Uncertainty created by the Merger may unsettle the employees of Shire and Baxalta (and, following Completion, the Combined Group), which could lead to loss of certain skilled employees.

If Shire and Baxalta (and, following Completion, the Combined Group) fail to attract and retain key employees, this may have an adverse effect on their revenues, financial condition or results of operations Shire and Baxalta are each reliant on recruiting and retaining highly skilled employees to meet their strategic objectives and face intense competition for highly qualified personnel and the supply of people with the requisite skills may be limited generally or geographically. The range of skills required and the geographies in which they are required may also change over time as the businesses of Shire and Baxalta (and, following Completion, the Combined Group) evolve.

Shire's ongoing One Shire reorganisation, which aims to simplify Shire's organisational structure and streamline operations through two principal locations, Massachusetts and Switzerland, involves changes to, and geographic relocation of, certain skilled roles.

If Shire or Baxalta (and, following Completion, the Combined Group) are unable to retain key personnel or attract new personnel with the requisite skills and experience, this could adversely affect the implementation of their strategic objectives and ultimately adversely impact their revenues, financial condition or results of operations.

The Merger could trigger certain provisions contained in Baxalta's equity plans, employee benefit plans and agreements that could require Shire to make change of control payments or vest outstanding equity awards

Certain of Baxalta's equity plans, employee benefit plans and agreements contain change of control clauses providing for outstanding equity awards to vest or compensation to be granted to certain members of Baxalta's senior management in the following circumstances:

•
a change of control, such as the Merger;

•
the termination by Baxalta of the employment relationship between Baxalta and the employees in certain circumstances following such change of control; or

•
the termination by the employees of the employment relationship due to certain adverse changes occurring during or following such change of control.

If successful, the Merger would constitute a change of control of Baxalta, thereby giving rise to potential vesting of outstanding awards and change of control payments under the provisions described above. This could require Baxalta and, by extension (following Completion), the Combined Group to commit significant financial resources to satisfying the liabilities arising as a result of the Merger.

Shire will incur significant additional indebtedness in connection with the Merger, which may decrease its ability to fund expansionary initiatives. All of Shire's debt obligations will have priority over the Shire Securities with respect to payment in the event of a liquidation

Shire has secured an $18 billion fully underwritten bank facility of which $13 billion is available to finance the cash component of the Consideration and the payment of related acquisition costs and transaction costs. Shire has announced the intention of maintaining an investment grade credit rating for the Combined Group, but one or more credit rating agencies may determine that the Combined Group's credit rating is below investment grade, which would increase the Combined Group's borrowing costs.

The Combined Group's increased indebtedness following Completion could reduce funds available to fund expansionary initiatives, including for capital expenditure and acquisitions and may create competitive disadvantages for the Combined Group relative to other companies with lower indebtedness levels.

In any liquidation, dissolution or winding-up of Shire, Shire Securities would rank behind all debt claims against Shire or any of its subsidiaries. In addition, any convertible or exchangeable securities or other equity securities that Shire may issue in the future may have rights, preferences and privileges more favourable than those of Shire Securities. As a result, holders of Shire Securities will not be entitled to receive any payment or other distribution of assets upon any liquidation or dissolution until after Shire's obligations to its debt holders and holders of equity securities which rank senior to the Shire Securities have been satisfied.

Lawsuits have been filed, and other lawsuits may be filed, against Shire and Baxalta and the Baxalta Directors challenging the Merger, and an adverse ruling in any such lawsuit may delay or prevent Completion or result in an award of damages against Shire or Baxalta

Lawsuits arising out of or relating to the Merger Agreement or the Merger may be filed in the future. The results of complex legal proceedings are difficult to predict and could delay or prevent Completion. The existence of litigation relating to the Merger could affect the likelihood of obtaining the shareholder approvals from either Shire or Baxalta. Moreover, the pending litigation is, and any future additional litigation could be, time-consuming and expensive and could divert Shire's and Baxalta's respective management's attention away from their regular business.

One of the conditions to Completion is the absence of any law or judgment issued by any court or tribunal of competent jurisdiction that prevents, makes illegal or prohibits Completion. Accordingly, if a plaintiff is successful in obtaining a judgment prohibiting Completion, then such judgment may prevent Completion, or Completion within the expected time frame.

PART B: RISKS RELATED TO THE COMBINED GROUP AS A RESULT OF THE MERGER

Baxter may not satisfy its obligations under various transaction agreements that have been executed as part of the Spin-Off and this may have an adverse effect on the Combined Group following Completion

In connection with the Spin-Off, Baxalta and Baxter entered into the Separation and Distribution Agreement and entered into various other agreements, including a Transition Services Agreement, the Tax Matters Agreement, Long-Term Services Agreement, the Manufacturing and Supply Agreement, the Employee Matters Agreement, the Trademark Licence Agreement, the Galaxy Licence Agreement, an international commercial operations agreement, the Shareholders' and Registration Rights Agreement with respect to Baxter's continuing ownership of Baxalta Shares and certain other commercial agreements. Further details of these agreements are provided in paragraph 15 of Part VIII (Additional Information) of this Circular.

Certain of these agreements provide for the performance of services by each company for the benefit of the other for a period of time after the Spin-Off. Baxalta relies on Baxter to satisfy its performance and payment obligations under these agreements. If Baxter is unable to satisfy its obligations under these agreements, including its indemnification obligations, Baxalta and, following Completion, the Combined Group could incur operational difficulties or losses.

If Baxalta does not have its own systems and services in place, or if Baxalta does not have agreements with other providers of these services when the transition agreements terminate, Baxalta may experience difficulty integrating into the Combined Group following Completion. In turn, this may adversely affect the operations of Shire, the Shire Group, and/or the Combined Group. As a result, the operational effectiveness and profitability of the Combined Group may decline.

Furthermore, to the extent that Baxalta, following Completion, is able to transition to agreements such that it is no longer reliant on Baxter to provide some or all of the services referred to above, there is no guarantee that the terms and conditions of those new agreements will be as favourable as the terms and conditions of the agreements negotiated with Baxter in connection with the Spin-Off.

Baxalta may not achieve some or all of the expected benefits of the Spin-Off, and the Spin-Off may adversely affect Baxalta's and, following Completion, the Combined Group's business

Baxalta may not be able to achieve the full strategic and financial benefits expected to result from the Spin-Off, or such benefits may be delayed or not occur at all. The Spin-Off is expected to provide the following benefits, among others:

•
greater management focus on the distinct business of biopharmaceuticals;

•
the ability to commercialise new and existing product offerings more effectively on a global basis;

•
the ability to encourage innovation and allocate necessary resources to areas presenting the highest growth potential; and

•
the flexibility to pursue aligned growth and investment strategies resulting in revenue acceleration, improved profitability and enhanced returns.

Baxalta may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•
following the Spin-Off, Baxalta may be more susceptible to market fluctuations and other adverse events than if it were still a part of Baxter;

•
following the Spin-Off, Baxalta's business is less diversified than Baxter's business prior to the separation; and

•
the other actions required to separate Baxter's and Baxalta's respective businesses could disrupt Baxalta's operations.

If Baxalta fails to achieve some or all of the benefits expected to result from the Spin-Off, or if such benefits are delayed, the business, financial condition, and results of operations of Baxalta and, following Completion, the Combined Group could be adversely affected.

Potential indemnification liabilities under the Separation and Distribution Agreement could materially adversely affect Baxalta and, following Completion, the Combined Group's business, financial condition and results of operations

The Separation and Distribution Agreement provides for, among other things, provisions governing the relationship between Baxter and Baxalta with respect to, and resulting from, the Spin-Off.

The Separation and Distribution Agreement provides for indemnification obligations designed to make Baxalta financially responsible for many liabilities that may exist relating to its business activities, whether incurred prior to or after the Spin-Off pursuant to the Separation and Distribution Agreement, including any pending or future litigation. These indemnification liabilities are intended to ensure that, as between Baxter and Baxalta, Baxalta is responsible for all liabilities assumed by it in connection with the Spin-Off, and that any liability incurred by Baxter (including its directors, officers, employees and agents) related to Baxalta's failure to satisfy such obligations or otherwise in respect of Baxalta's operation of its business or any breach by Baxalta of the Separation and Distribution Agreement or any ancillary agreement is paid by Baxalta, although such indemnification obligations do not extend to individuals who were or become directors, officers, employees or agents of Baxalta if such persons would not be eligible for indemnification under Baxter's organisational documents for the underlying matter or if the Baxter directors' and officers' insurance policy would not cover such persons in connection with the applicable matter. Baxalta's indemnification liabilities are subject to certain limitations under certain ancillary agreements that require Baxalta to act as a service provider for the benefit of Baxter (with Baxter having similar limitations with respect to corresponding services provided to Baxalta) following the Spin-Off, but its other indemnification obligations pursuant to the Separation and Distribution Agreement and under other ancillary agreements are not generally subject to such limitations.

If Baxalta is required to indemnify Baxter under the circumstances set out in the Separation and Distribution Agreement, Baxalta and, following Completion, the Combined Group, may be subject to substantial liabilities which could adversely affect Baxalta and, following Completion, the Combined Group's business, financial condition and results of operations.

As a result of the Spin-Off, Baxalta must build its own information technology infrastructure and transition its data to its own systems. Baxalta and, following Completion, the Combined Group could incur substantial additional costs and experience temporary business interruptions in connection with any such transition

Since the Spin-Off, Baxalta has begun installing and implementing information technology infrastructure to support its critical business functions, including accounting and reporting, manufacturing process control, quality and compliance systems, customer service, inventory control and distribution.

Baxalta and, following Completion, the Combined Group may incur temporary interruptions in business operations if it cannot transition effectively from Baxter's existing transactional and operational systems, data centres and the transition services that support these functions as Baxalta replaces these systems.

Baxalta may not be successful in implementing its new systems and transitioning its data, and it may incur substantially higher costs for implementation than currently anticipated. Baxalta's failure to avoid operational interruptions as it implements the new systems and replaces Baxter's information technology services, or its failure to implement the new systems and replace Baxter's services successfully, could disrupt its and, following Completion, the Combined Group's business and have an adverse effect on its and, following Completion, the Combine Group's profitability. In addition, if Baxalta is unable to replicate or transition certain systems, its and, following Completion, the Combined Group's ability to comply with regulatory requirements could be impaired.

PART C: RISKS RELATING TO SHIRE SECURITIES

The market price of Shire Securities may decline as a result of the Merger

The market price of Shire Securities may decline as a result of the Merger if, among other reasons:

•
Completion is delayed or does not occur on the terms and subject to the conditions envisaged in the Merger Agreement;

•
the integration of Baxalta's business is delayed or unsuccessful;

•
Shire does not achieve the expected benefits of the Merger as rapidly or to the extent it anticipates or to the extent anticipated by analysts and/or investors;

•
the effect of the Merger on the Shire Group's financial results is not consistent with Shire's expectations or the expectations of analysts and/or investors; or

•
Shire Shareholders or Shire ADS Holders (including holders of New Shire Securities) sell a significant number of Shire Shares or Shire ADSs after Completion.

Upon Completion, Shire expects that it will issue approximately 303,734,581 New Shire Shares, which will result in significant dilution of existing Shire Shares. In addition, the Consideration represents a premium of approximately 37.5 per cent. to the unaffected share price of Baxalta Shares on 3 August 2015, the day prior to the public announcement of Shire's initial offer for Baxalta, based on the Shire ADS closing price on 8 January 2016, which increases the possibility of merger arbitrage activity. This risk of dilution coupled with the possibility of merger arbitrage activity could result in downward pressure on the Shire Securities and encourage third parties to engage in short sales of Shire Securities. Accordingly, by increasing the number of shares offered for sale, material amounts of short selling and other merger arbitrage activity could further contribute to depressing the market price of Shire Securities.

In addition, these factors could also make it more difficult for the Combined Group to raise funds through future offerings of Shire Securities. The issuance of Shire Securities and the sale of additional Shire Securities that may become eligible for sale in the public market from time to time upon exercise of options or the vesting of restricted securities could depress the market price of the Shire Securities. Moreover, the increase in the number of Shire Securities, or an increase in the number of Shire Securities outstanding following a future issuance, sale or transfer of Shire Securities by Shire or the possibility of such an issue, sale or transfer may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Shire Securities.

PART III

SUMMARY OF THE MERGER AGREEMENT AND OTHER RELATED ARRANGEMENTS

1.     Merger Agreement

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the effective time of the Merger, each Baxalta Share (other than Baxalta Shares held by Baxalta as treasury stock, owned by Shire or any of its subsidiaries, or as to which dissenters' rights have been properly exercised) will be converted into the right to receive (i) $18.00 in cash, without interest (the "Per Share Cash Consideration"), and (ii) 0.1482 of a Shire ADS (the "Per Share Stock Consideration", and together with the Per Share Cash Consideration, the "Per Share Consideration"), except that cash will be paid in lieu of fractional Shire ADSs. Shire may, in its sole discretion, permit Baxalta stockholders to elect to receive 0.4446 of a Shire Share, in lieu of the Per Share Stock Consideration, in which case any Shire Shares delivered to Baxalta Shareholders will be deemed to be the Per Share Consideration.

Baxalta stock options, restricted stock units and performance stock units will generally, upon Completion, be exchanged for equivalent stock options (in the case of Baxalta stock options) and restricted stock units (in the case of Baxalta restricted stock units and performance stock units) with respect to Shire ADSs or Shire Shares. Baxalta stock options that were subject to performance-based vesting conditions prior to the Merger and Baxalta performance stock units will vest following the Merger solely based on the service provider's continued employment or other engagement by Shire or its subsidiaries through the end of the applicable performance periods. Baxalta stock options granted to non-employee directors of Baxalta or Baxter will be cancelled and exchanged for an amount equal to the Per Share Consideration the holder would have received if he or she had exercised the stock options in full on a cashless basis (without regard to taxes) immediately prior to Completion, and each restricted stock unit granted to a non-employee director of Baxalta or Baxter will be cancelled and exchanged for the Per Share Consideration.

In connection with Completion, Shire has agreed to use its reasonable best efforts to appoint at closing certain members of Baxalta's Board of Directors to serve on Shire's Board of Directors, and to nominate the same appointees for election as directors at the 2016 (if applicable) and 2017 Shire AGM, subject to satisfactory compliance with attendance and performance expectation of the Shire Board.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. Until the earlier of the termination of the Merger Agreement or the completion of the Merger, except as expressly set forth in the Merger Agreement, Shire and Baxalta have each agreed to operate in the ordinary course of business and to satisfy certain other operating covenants.

Baxalta has agreed to cease all existing, and not to solicit or initiate, discussions with third parties regarding any proposal involving more than 20 per cent. of Baxalta's Shares or assets. Shire has agreed to similar restrictions regarding Shire. However, each party may, subject to the terms and conditions set forth in the Merger Agreement, furnish information to, and engage in discussions and negotiations with, a third party that makes an unsolicited, written acquisition proposal. Under certain circumstances and upon compliance with certain notice and other specified conditions set forth in the Merger Agreement, each party may change the recommendation of its board of directors or terminate the Merger Agreement to accept a superior proposal.

The Merger Agreement contains certain termination rights for Shire and Baxalta, including, among others, the right of a party to terminate if (i) the other party's board of directors withdraws or qualifies its recommendation in favour of the transactions contemplated by the Merger Agreement or approves or recommends an alternative transaction, or (ii) its board of directors resolves to enter into a definitive agreement with respect to a superior proposal prior to obtaining approval of the Merger from its shareholders. The Merger Agreement also provides that under specified circumstances described in the Merger Agreement, including those described above, Shire or Baxalta, as applicable, will be required to disburse a termination fee equal to $369 million. In certain circumstances, a party that receives an alternative acquisition proposal prior to termination of the Merger Agreement would be required to reimburse fees of up to $110 million for Shire or $65 million for Baxalta.

Completion is subject to various conditions, including, among others, the expiration or termination of the applicable waiting period under the U.S. HSR Act, merger control approval under the relevant merger control laws of the EU and other jurisdictions, reconfirmation of opinions delivered at signing by tax advisers to Shire and Baxter, and certain other Conditions, each as set forth in the Merger Agreement. Shire and Baxalta have agreed, upon the terms and conditions set forth in the Merger Agreement, to use reasonable best efforts to obtain antitrust approval of the Merger. In addition, Completion is subject to Baxalta Shareholders adopting the Merger Agreement and Shire Shareholders approving the issuance of the New Shire Shares in connection with the Merger, an increase in Shire's borrowing authority and approving the transactions contemplated by the Merger Agreement, it being a Class 1 transaction for the purposes of the Listing Rules.

2.     Letter Agreement

Pursuant to the terms of the Letter Agreement, Baxter has agreed to waive Section 4.02(c) of the Tax Matters Agreement, with respect to the closing of the Merger and thereby consent to the Merger if (i) Shire's tax adviser delivers a tax opinion to Shire and Baxter's tax adviser delivers a tax opinion to Baxter, in each case on the date immediately prior to the date of the signing of the Merger Agreement, and (ii) Shire's tax adviser and Baxter's tax adviser each delivers an opinion in substantially the same form and substance as the related opinion delivered pursuant to clause (i) immediately prior to Completion of the Merger to Shire and Baxter, respectively.

The Letter Agreement contains a representation from Baxter that Baxter has received the tax opinion required to be delivered on the date immediately prior to the date of the signing of the Merger Agreement for this condition to be satisfied. Baxter acknowledged receipt of the required opinion from its tax adviser. Shire also received an opinion from its tax adviser to the effect that the transactions contemplated by the Merger Agreement would not cause the Baxter Transaction to fail to qualify as tax-free to Baxter and its shareholders under Sections 355, 361 and 368(a)(1)(D) of the Code.

The Letter Agreement also clarifies various indemnification provisions contained in the Tax Matters Agreement. Specifically, from and after Completion of the Merger, Baxalta will indemnify Baxter and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses attributable to or resulting from the Merger except as a result of certain disposals of Baxalta Shares by Baxter (as contemplated by the Letter Agreement). Further, it provides that, effective as of Completion, Shire will guarantee the payment and performance by Baxalta of its obligations and agreements under the Tax Matters Agreement and other agreements related to the Spin-Off.

Pursuant to the Letter Agreement, Shire agreed to support Baxalta's obligations to Baxter pursuant to the Shareholders' and Registration Rights Agreement by and between Baxalta and Baxter in connection with Baxter's disposal of approximately 19.5 per cent. of Baxalta's outstanding shares through certain proposed debt-for-equity and/or equity-for-equity exchanges. Such cooperation and obligations include, among other things (i) Baxalta's obligation to use its reasonable best efforts to prepare and file Registration Statements with the SEC as promptly as practicable upon receipt of a demand notice from Baxter and (ii) Shire's and Baxalta's respective obligations to use their reasonable best efforts to (a) provide certain financial information and make certain filings with the SEC by the dates specified in the Letter Agreement, (b) prepare and assist in the preparation and delivery of certain offering documentation, and (c) cause their respective senior executive officers to participate in customary due diligence sessions and "road show" presentations, in each case, in connection with the proposed debt-for-equity and/or equity-for-equity exchanges.

Baxter has consented to the use of a statement expressing its support for the Merger and waived its appraisal rights under Delaware law in connection with the Merger. Shire and Baxalta each agreed not to hold its general meeting of their shareholders with respect to, or to complete, the Merger until the earliest of (i) the date that Baxter has completed marketing periods for two debt-for-equity exchanges and one equity exchange offer with respect to its Baxalta Shares, (ii) the date that Baxter has disposed of all its Baxalta Shares, and (iii) 26 May 2016 (subject to tolling or extension (generally no later than 25 June 2016) under certain limited circumstances).

The Letter Agreement may be terminated (i) by mutual written consent of Shire, Baxalta and Baxter, (ii) by Shire or Baxalta upon termination of the Merger Agreement, or (iii) upon completion of the Merger, in each case subject to the terms of the Letter Agreement.

 PART IV

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OPERATING AND FINANCIAL
REVIEW RELATING TO THE BAXALTA GROUP

The Prospectus, which has been filed with, or notified to, the FCA and is available for inspection in accordance with paragraph 26 of Part VIII (Additional Information) of this document, contains financial information about the Baxalta Group which is relevant to the Merger.

The table below sets out the sections of the Prospectus which are incorporated by reference into, and form part of, this Part IV (Historical Consolidated Financial Information and Operating and Financial Review relating to the Baxalta Group) of this document, and only the parts of the documents identified in the table below are incorporated into, and form part of, this Part IV (Historical Consolidated Financial Information and Operating and Financial Review relating to the Baxalta Group) of this document. The parts of the Prospectus which are not incorporated by reference either are not relevant for holders of Shire Shares for the purposes of this Circular or are covered elsewhere in this document. To the extent that any part of any information referred to below itself contains information which is incorporated by reference, such information shall not form part of this document.

The historical financial information relating to the Baxalta Group for the period prior to 1 July 2015, being the date of the Spin-Off, have been prepared on a "carve-out" basis for the biopharmaceutical business of Baxter for the purpose of presenting Baxalta's historical financial position, results of operations and cash flows. Baxalta did not operate as a standalone entity prior to 1 July 2015 and accordingly the historical financial information included in this Circular is not necessarily indicative of Baxalta's future performance and does not reflect what Baxalta's performance would have been had Baxalta operated as an independent publicly traded company during the periods presented. Instead, the period prior to 1 July 2015 relates to the biopharmaceutical business of Baxter, which was subsequently spun-off into Baxalta.

Reference	Prospectus page number(s) in reference
For the year ended 31 December 2015
Baxalta combined balance sheet for the year ended 31 December 2015	278
Baxalta combined statement of income for the year ended 31 December 2015	279
Baxalta combined statement of comprehensive income for the year ended 31 December 2015	280
Baxalta combined statement of cash flows for the year ended 31 December 2015	281
Baxalta combined statement of changes in equity for the year ended 31 December 2015	282
For the year ended 31 December 2014
Baxalta combined balance sheet for the year ended 31 December 2014	245
Baxalta combined statement of income for the year ended 31 December 2014	246
Baxalta combined statement of comprehensive income for the year ended 31 December 2014	247
Baxalta combined statement of cash flows for the year ended 31 December 2014	248
Baxalta combined statement of changes in equity for the year ended 31 December 2014	249
For the year ended 31 December 2013
Baxalta combined balance sheet for the year ended 31 December 2013	245
Baxalta combined statement of income for the year ended 31 December 2013	246
Baxalta combined statement of comprehensive income for the year ended 31 December 2013	247
Baxalta combined statement of cash flows for the year ended 31 December 2013	248
Baxalta combined statement of changes in equity for the year ended 31 December 2013	249

Reference	Prospectus page number(s) in reference
Notes to the combined financial statements for Baxalta Inc. (known as the biopharmaceutical business of Baxter International Inc. prior to 1 July 2015)
Baxalta combined statements for the year ended 31 December 2015	283 – 329
Baxalta combined statements for the year ended 31 December 2014	250 – 277
Baxalta combined statements for the year ended 31 December 2013	250 – 277
Operating and financial review of Baxalta	105 – 127

PART V

RECONCILIATION OF FINANCIAL INFORMATION OF THE BAXALTA GROUP ON THE BASIS OF
ACCOUNTING POLICIES OF THE SHIRE GROUP

Following an analysis of the accounting policies of the Baxalta Group for each of the financial years ended 31 December 2013, 31 December 2014, and 31 December 2015, Shire concluded that there were no material differences between the accounting policies adopted by the Shire Group and the accounting policies adopted by the Baxalta Group, in each case for the period covered by the historical financial information. Consequently, no material adjustment needs to be made to the historical financial information for the Baxalta Group, incorporated by reference into this Circular, in order to achieve consistency with the accounting policies of the Shire Group.

 PART VI

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

The unaudited pro forma income statement and pro forma net assets statement of the Combined Group set out below have been prepared on the basis of the notes below, and in accordance with Listing Rule 13.3.3R, to illustrate the impact of the Merger on the income statement of Shire for the year ended 31 December 2015 as if it had taken place on 1 January 2015, and on the net assets of Shire as at 31 December 2015 as if it had taken place at that date.

The unaudited pro forma financial information has been prepared on a basis consistent with the accounting policies and presentation adopted by Shire in relation to the consolidated financial statements for the year ended 31 December 2015.

The unaudited pro forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation. It does not, therefore, represent the Combined Group's actual financial position or results.

The unaudited pro forma financial information does not constitute financial statements within the meaning of section 434 of the Companies Act. Shareholders should read the whole of this document and not rely solely on the summarised financial information contained in this Part VI (Unaudited Pro Forma Financial Information of the Combined Group).

1.     Unaudited pro forma income statement relating to the Combined Group

$ Million

		Adjustments
	Shire's income statement for the year ended 31 December 2015 Note(i)	Baxalta's income statement for the year ended 31 December 2015 (as reconciled) Note(ii)	Acquisition accounting adjustments Note(iii)		Pro forma income statement of the Combined Group for the year ended 31 December 2015
Revenues:
Product sales	6,099.9	6,148.0	—		12,247.9
Royalties	300.5	—	—		300.5
Other revenues	16.3	—	—		16.3

Total revenues	6,416.7	6,148.0	—		12,564.7

Costs and expenses:
Cost of product sales	969.0	2,332.0	—		3,301.0
Research and development	1,564.0	1,170.0	—		2,734.0
Selling, general and administrative	2,341.2	1,273.0	—		3,614.2
Gain on sale of product rights	(14.7)	—	—		(14.7)
Reorganisation costs	97.9	193.0	—		290.9
Integration and acquisition costs	39.8	(60.0)	165.0	(b)	144.8

Total operating expenses	4,997.2	4,908.0	165.0		10,070.2

Operating income/(loss) from continuing operations	1,419.5	1,240.0	(165.0)		2,494.5
Interest income	4.2	3.0	—		7.2
Interest expense	(41.6)	(51.0)	(341.0)	(c)	(433.6)
Other income, net	3.7	6.0	—		9.7
Income/(loss) from continuing operations before income taxes and equity in losses of equity method investees	1,385.8	1,198.0	(506.0)		2,077.8
Income taxes	(46.1)	(270.0)	—		(316.1)
Equity in losses of equity method investees, net of taxes	(2.2)	—	—		(2.2)

Income/(loss) from continuing operations, net of taxes	1,337.5	928.0	(506.0)		1,759.5

Notes:

(i)
Shire's income statement has been extracted without adjustment from the audited consolidated statement of income of the Shire Group for the year ended 31 December 2015.

(ii)
The Baxalta income statement is based on the consolidated and combined statement of income of Baxalta for the year ended 31 December 2015 extracted without adjustment from the audited consolidated and combined statement of income included within the financial statements of Baxalta for the year ended 31 December 2015, which is incorporated by reference into this Circular as set out in Part IV (Historical Consolidated Financial Information and Operating and Financial Review relating to the Baxalta Group), as adjusted to conform to the presentation adopted by the Shire Group. A reconciliation is presented below:

UNAUDITED RECONCILIATION OF BAXALTA'S CONSOLIDATED AND COMBINED INCOME STATEMENT UNDER SHIRE'S INCOME STATEMENT PRESENTATION FOR THE YEAR ENDED 31 DECEMBER 2015

$ Million

Baxalta's income statement line items	Baxalta's income statement (as reported) Note(a)	Shire's income statement line items	Baxalta's income statement under Shire's income statement line items Note(b)	Reclassifications of line items to align with Shire's presentation Note(c)		Baxalta's income statement under Shire's presentation
		Revenues:
Net Sales	6,148.0	Product sales	6,148.0	—		6,148.0
		Royalties	—	—		—
		Other revenues	—	—		—

		Total revenues	6,148.0	—		6,148.0

		Costs and expenses:
Cost of Sales	2,386.0	Cost of product sales	2,386.0	(54.0)	(1)	2,332.0
Research and development expenses	1,176.0	Research and development	1,176.0	(6.0)	(2)	1,170.0
Selling, general and administrative expenses	1,442.0	Selling, general and administrative	1,442.0	(169.0)	(3)	1,273.0
		Gain on sale of product rights	—	—		—
		Reorganisation costs	—	193.0	(4)	193.0
		Integration and acquisition costs	—	(60.0)	(5)	(60.0)
		Total operating expenses	5,004.0	(96.0)		4,908.0

		Operating income from continuing operations	1,144.0	96.0		1,240.0
		Interest income	—	3.0	(6)	3.0
Net interest expense	48.0	Interest expense	(48.0)	(3.0)	(6)	(51.0)
Other (income) expense, net	(102.0)	Other income, net	102.0	(96.0)	(7)	6.0

Income from continuing operations before income taxes	1,198.0	Income from continuing operations before income taxes and equity in losses of equity method investees	1,198.0	—		1,198.0
Income tax expense	270.0	Income taxes	(270.0)	—		(270.0)
		Equity in losses of equity method investees, net of taxes	—	—		—

Net income from continuing operations	928.0	Income/(loss) from continuing operations, net of taxes	928.0	—		928.0

Notes:

(a)
Baxalta's income statement line items are directly extracted from Baxalta's consolidated and combined income statement for the year ended 31 December 2015 which is incorporated by reference into this Circular as set out in Part IV (Historical Consolidated Financial Information and Operating and Financial Review relating to the Baxalta Group). The order of the line items as presented in the table above may differ to the presentation in Baxalta's consolidated and combined income statement to allow each line item to be aligned to the presentational format of Shire's consolidated income statement.

(b)
This reflects Baxalta's consolidated income statement for the year ended 31 December 2015 re-presented under Shire's line item presentational format.

(c)
The following reclassifications were made in the above table to reflect the difference in classification and presentation under Shire's policy as opposed to Baxalta:

1.
Cost of product sales has decreased by $54.0 million to reflect:

•
a decrease of $20.0 million, as separation costs have been reclassified from "Cost of product sales" to "Reorganisation costs",

•
a decrease of $53.0 million, as amortisation expense has been reclassified from "Cost of product sales" to "Selling, general and administrative" expense,

•
an increase of $19.0 million, as shipping costs have been reclassified from "Selling, general and administrative" expense to "Cost of product sales".

  2.
  Research and development expense has decreased by $6.0 million to reflect:

  •
  a decrease of $15.0 million, as separation costs have been reclassified from "Research and development" expense to "Reorganisation costs",

  •
  an increase of $9.0 million, as business optimization charges (net credit) have been reclassified from "Research and development" expense to "Reorganisation costs".

  3.
  Selling, general and administrative expense has decreased by $169.0 million to reflect:

  •
  a decrease of $1.0 million, as business optimization charges have been reclassified from "Selling, general and administrative" expense to "Reorganisation costs",

  •
  a decrease of $36.0 million, as acquisition-related costs have been reclassified from "Selling, general and administrative" expense to "Integration and acquisition costs" of which $20.0 million relates to the Merger,

  •
  a decrease of $166.0 million, as separation costs have been reclassified from "Selling, general and administrative" expenses to "Reorganisation costs",

  •
  an increase of $53.0 million, as amortisation expense has been reclassified from "Cost of product sales" to "Selling, general and administrative" expense,

  •
  a decrease of $19.0 million, as shipping costs have been reclassified from "Selling, general and administrative" expense to "Cost of product sales".

  4.
  Reorganisation costs have increased by $193.0 million to reflect:

  •
  an increase of $1.0 million, as business optimization charges have been reclassified from "Selling, general and administrative" expense to "Reorganisation costs",

  •
  a decrease of $9.0 million, as business optimization charges (net credit) have been reclassified from "Research and development" expense to "Reorganisation costs",

  •
  an increase of $20.0 million, as separation costs have been reclassified from "Cost of product sales" to "Reorganisation costs",

  •
  an increase of $15.0 million, as separation costs have been reclassified from "Research and development" expense to "Reorganisation costs".

  •
  an increase of $166.0 million, as separation costs have been reclassified from "Selling, general and administrative" expenses to "Reorganisation costs".

  5.
  Integration and acquisition cost has decreased by $60.0 million to reflect:

  •
  an increase of $36.0 million, as acquisition-related costs have been reclassified from "Selling, general and administrative" expense to "Integration and acquisition costs" of which $20.0 million relates to the Merger,

  •
  a decrease of $97.0 million, as the net credit arising from changes in the fair value of contingent consideration has been reclassified from "Other income, net" to "Integration and acquisition costs",

  •
  an increase of $1.0 million, as acquisition-related costs have been reclassified from "Other income, net" to "Integration and acquisition costs".

  6.
  Interest income has increased by $3.0 million to reflect reclassification of interest income from "Net interest expense" to "Interest income".

  7.
  Other income, net has decreased by $96.0 million to reflect:

  •
  an increase of $1.0 million, as acquisition-related costs have been reclassified from "Other income, net" to "Integration and acquisition costs",

  •
  a decrease of $97.0 million, as the net credit arising from changes in the fair value of contingent consideration has been reclassified from "Other income, net" to "Integration and acquisition costs".

(iii)
(a)    The unaudited pro forma income statement does not reflect the effect of any fair value adjustments which may be recorded to acquired assets and liabilities. Upon the completion of the purchase price allocation exercise, which will be finalised after the Completion of the Merger, additional depreciation of property plant and equipment and additional amortisation of intangible assets, amongst other things, may be required in the Combined Group's financial statements.

(iii)
(b)    For the purposes of the unaudited pro forma income statement, additional transaction costs are expected to be incurred by Shire, of $100 million, and by Baxalta, of $65 million. These costs are not expected to be incurred on an ongoing basis.

Total combination-related transaction costs (including those costs already reflected in Shire's and Baxalta's income statements for the year ended 31 December 2015 of $15.0 million and $20.0 million, respectively, but excluding fees payable in respect of the Bridge Facility) are estimated to be approximately $200 million. This estimate includes transaction-related costs expected to be incurred by Baxalta, which are estimated to be approximately $85.0 million.

(iii)
(c)    Shire has secured an $18.0 billion, one year fully underwritten Bridge Facility (with a one-year extension option exercisable at Shire's discretion), to finance the combination with Baxalta, of which $13.0 billion is available to fund the cash consideration payable and certain related costs in respect of the combination with Baxalta and $5.0 billion is available to finance any potential redemption of Baxalta's senior notes, if required. The portion of the purchase price to be satisfied by cash consideration is expected to be financed with the Bridge Facility.
  Interest expense consists of contractual interest expense for the Bridge Facility ($229.0 million) and amortisation of debt issuance costs ($112.0 million) associated with the $12,229.7 million drawn down under the Bridge Facility, calculated using an interest rate derived from the contractual terms of the Bridge Facility.

(iii)
(d)    No adjustment has been made to reflect any synergies that may arise subsequent to the transaction as these are dependent upon the future actions of management.

(iii)
(e)    No adjustment has been made to reflect the financial results of either Shire or Baxalta since 31 December 2015.

(iii)
(f)    Other than those awards held by non-employee directors, Baxalta equity awards which are unvested at the Effective Date of the Merger will be replaced with Shire equity awards and Baxalta equity awards which are vested at the Effective Date of the Merger will be either replaced with Shire equity awards (to the extent not exercised by the holder prior to Completion) or exchanged for the same consideration as common stockholders (to the extent exercised by the holder prior to Completion). At this time, Shire does not have sufficient information in respect of whether or not Baxalta awards will be exercised by the holder prior to Completion; therefore the unaudited pro forma income statement does not reflect any additional compensation cost in respect of the issuance of replacement equity awards.

2.     Unaudited pro forma statement of net assets relating to the Combined Group

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

$ Million

	Shire's consolidated balance sheet at 31 December 2015 (as reported) Note(i)	Baxalta's consolidated and combined balance sheet at 31 December 2015 (as reconciled) Note(ii)	Acquisition accounting adjustments Note(iii)		Pro forma net assets of the Combined Group as at 31 December 2015
ASSETS
Current assets:
Cash and cash equivalents	135.5	1,001.0	(112.0)	(c)	1,024.5
Restricted cash	86.0	—	—		86.0
Accounts receivable, net	1,201.2	914.0	—		2,115.2
Inventories	635.4	2,173.0	—		2,808.4
Prepaid expenses and other current assets	197.4	620.0	112.0	(c)	929.4

Total current assets	2,255.5	4,708.0	—		6,963.5
Non-current assets:
Investments	50.8	115.0	—		165.8
Property, plant and equipment, net	828.1	5,034.0	—		5,862.1
Goodwill	4,147.8	829.0	27,447.0	(a)	32,423.8
Other intangible assets, net	9,173.3	1,295.0	—		10,468.3
Deferred tax asset	121.0	214.0	—		335.0
Other non-current assets	33.3	171.0	—		204.3

Total assets	16,609.8	12,366.0	27,447.0		56,422.8

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	2,050.6	1,831.0	165.0	(b)	4,046.6
Short term borrowings	1,511.5	—	12,229.7	(a)(c)	13,741.2
Other current liabilities	144.0	80.0	—		224.0

Total current liabilities	3,706.1	1,911.0	12,394.7		18,011.8

Non-current liabilities:
Long term borrowings	69.9	4,986.0	—		5,055.9
Deferred tax liability	2,205.9	181.0	—		2,386.9
Other non-current liabilities	798.8	1,364.0	—		2,162.8

Total liabilities	6,780.7	8,442.0	12,394.7		27,617.4

Total net assets	9,829.1	3,924.0	15,052.3		28,805.4

Notes:

(i)
Shire net assets have been extracted without adjustment from the Shire statement of financial position as included in the 31 December 2015 results.

(ii)
Baxalta net assets are based on the consolidated and combined balance sheet of Baxalta as at 31 December 2015 extracted without adjustment from the Baxalta 31 December 2015 results, which are incorporated by reference into this Circular as set out in Part IV (Historical Consolidated Financial Information and Operating and Financial Review relating to the Baxalta Group), as adjusted to Shire's presentation. A reconciliation of Baxalta's consolidated balance sheet to Shire's presentation is presented below:

UNAUDITED RECONCILIATION OF BAXALTA'S CONSOLIDATED NET ASSETS UNDER SHIRE'S ACCOUNTING POLICIES AND BALANCE SHEET PRESENTATION AS AT 31 DECEMBER 2015

$ Million

Baxalta's balance sheet line items	Baxalta's balance sheet (as reported) Note(a)	Shire's balance sheet line items	Baxalta's balance sheet under Shire's balance sheet line items Note(b)	Reclassifications of line items to align with Shire's presentation Note(c)		Baxalta's balance sheet under Shire's accounting policies and presentation
		ASSETS
		Current assets:
Cash and equivalents	1,001.0	Cash and cash equivalents	1,001.0	—		1,001.0
		Restricted cash	—	—		—
Accounts and other current receivables, net	914.0	Accounts receivable, net	914.0	—		914.0
Inventories	2,173.0	Inventories	2,173.0	—		2,173.0
		Deferred tax asset	—	—		—
Prepaid expenses and other	620.0	Prepaid expenses and other current assets	620.0	—		620.0

Total Current Assets	4,708.0	Total current assets	4,708.0	—		4,708.0

		Non-current assets:
		Investments	—	115.0	(1)	115.0
Property, plant and equipment, net	5,034.0	Property, plant and equipment, net	5,034.0	—		5,034.0
Goodwill	829.0	Goodwill	829.0	—		829.0
Other intangible assets, net	1,295.0	Other intangible assets, net	1,295.0	—		1,295.0
Deferred income taxes	214.0	Deferred tax asset	214.0	—		214.0
Other long-term assets	249.0	Other non-current assets	249.0	(78.0)	(2)	171.0

Total Assets	12,329.0	Total assets	12,329.0	37.0		12,366.0

		LIABILITIES AND EQUITY
		Current liabilities:
Accounts payable	706.0
Accrued liabilities	1,202.0
	1,908.0	Accounts payable and accrued expenses	1,908.0	(77.0)	(3)	1,831.0

Current maturities of long-term debt and lease obligations	3.0	Short term borrowings	3.0	(3.0)	(4)	—
		Other current liabilities	—	80.0	(5)	80.0

Total current liabilities	1,911.0	Total current liabilities	1,911.0	—		1,911.0

		Non-current liabilities:
Long term debt and capital lease obligations	5,265.0	Long term borrowings	5,265.0	(279.0)	(6)	4,986.0
Deferred income taxes	181.0	Deferred tax liability	181.0	—		181.0
Other long-term liabilities	1,048.0	Other non-current liabilities	1,048.0	316.0	(7)	1,364.0

		Total liabilities	8,405.0	37.0		8,442.0

Net Assets	3,924.0	Net Assets	3,924.0	—		3,924.0

Notes:

(a)
Baxalta's balance sheet line items are directly extracted without adjustment from Baxalta's consolidated balance sheet as at 31 December 2015 as incorporated by reference into this Circular in Part IV (Historical Consolidated Financial Information and Operating and Financial Review relating to the Baxalta Group). The order of the line items as presented in the table above may differ to the presentation in the Baxalta consolidated and combined balance sheet to allow each line item to be aligned to the presentational format of Shire's consolidated balance sheet.

(b)
This reflects Baxalta's consolidated balance sheet as at 31 December 2015 re-presented to conform to Shire's line item presentational format.

(c)
Recategorisation of certain balance sheet items in order to present Baxalta's consolidated and combined balance sheet on a consistent basis to that of Shire. This includes:

(1)
Investments, which have increased by $115.0 million to reflect a reclassification from "Other non-current assets" to "Investments".

  (2)
  Other non-current assets, which have decreased by $78.0 million to reflect:

  •
  a decrease of $115.0 million, as investments have been reclassified from "Other non-current assets" to "Investments",

  •
  an increase of $37.0 million, as deferred financing costs have been reclassified from "Long term borrowings and capital lease obligations" to "Other non-current assets".

  (3)
  Accounts payable and accrued expenses, which have decreased by $77.0 million to reflect income taxes payable which have been reclassified from "Accrued liabilities" to "Other current liabilities".

  (4)
  Short term borrowings, which have decreased by $3.0 million to reflect the reclassification of capital lease obligations from "Current maturities of long-term debt and lease obligations" to "Other current liabilities".

  (5)
  Other current liabilities, which have increased by $80.0 million to reflect:

  •
  an increase of $77.0 million, as income taxes payable have been reclassified from "Accrued liabilities" to "Other current liabilities",

  •
  an increase of $3.0 million, as capital lease obligation have been reclassified from "Current maturities of long-term debt and lease obligations" to "Other current liabilities".

  (6)
  Long term borrowings, which have decreased by $279.0 million to reflect:

  •
  a decrease of $316.0 million, as capital lease obligations have been reclassified from "Long term borrowings and capital lease obligations" to "Other non-current liabilities",

  •
  an increase of $37.0 million, as deferred financing costs have been reclassified from "Long term borrowings and capital lease obligations" to "Other non-current assets".

  (7)
  Other non-current liabilities, which have increased by $316.0 million to reflect the reclassification of capital lease obligations from "Long term borrowings and capital lease obligations" to "Other non-current liabilities."

(iii)
(a)    The unaudited pro forma statement of net assets has been prepared on the basis that the Merger will be treated as an acquisition of Baxalta by Shire in accordance with ASC 805 Business Combinations. The unaudited pro forma statement of net assets does not reflect the fair value adjustments to the acquired assets and liabilities as the purchase price allocation exercise will be finalised after Completion. Upon completion of the purchase price allocation exercise, Shire expects that fair value adjustments will be recognized in respect of acquired intangible assets, and inventories, among other things. For the purposes of the unaudited pro forma statement of net assets, the excess purchase consideration over the carrying amount of the net assets acquired has been attributed to goodwill. The fair value adjustments, when finalised following Completion, may be material. The preliminary goodwill arising has been calculated as follows:

$m
Share consideration transferred	18,247.3
Cash consideration transferred	12,229.7

Total consideration transferred	30,477.0

Less carrying amount of net assets acquired	3,924.0
Elimination of existing goodwill	829.0
Remaining transaction costs to be incurred by Baxalta	65.0

Goodwill (before re-measurement of the assets acquired and liabilities assumed at their fair value)	27,447.0

Purchase consideration
In millions of dollars except per share amounts
Estimate of share consideration expected to be transferred to Baxalta shareholders
Number of Baxalta shares outstanding as at 31 December 2015	679.3
Number of Baxalta non-employee director equity awards expected to be converted to Shire ADSs(2)	0.1
Multiplied by the conversion ratio	0.1482
Shire ADSs expected to be issued	100.7
Shire closing ADS price on 7 April 2016(1)	181.22

Estimated fair value of share consideration	18,247.3

Shares of Shire common stock expected to be issued	302.2
Estimate of cash consideration expected to be transferred to Baxalta shareholders
Number of Baxalta shares outstanding as at 31 December 2015	679.3
Number of Baxalta non-employee director equity awards expected to be converted to Shire ADSs(2)	0.1
Multiplied by cash consideration per Baxalta share outstanding	18.0

Estimated fair value of cash consideration	12,229.7

Estimated fair value of total consideration to be transferred	30,477.0

  (1)
  For the purposes of this unaudited pro forma statement of net assets, the fair value of share consideration to be transferred is estimated using the closing price of Shire ADSs of $181.22 per Shire ADS as at 7 April 2016.

  The estimated consideration for Shire's combination with Baxalta reflected in this unaudited pro forma statement of net assets does not purport to represent the actual consideration that will be transferred when the proposed combination with Baxalta is consummated. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on Completion at the then-current market price. This requirement will likely result in a per share equity component different from the $26.86 assumed in this unaudited pro forma statement of net assets, and that difference may be material.

  (2)
  Pursuant to the terms of the Merger Agreement, at the Effective Date all in-the-money equity awards of Baxalta held by non-employee directors of Baxalta or Baxter, whether vested or unvested, will be exchanged for the same consideration paid to common stockholders. Accordingly, the estimated cash and equity consideration payable as a result of the settlement of equity awards held by non-employee directors has been reflected in the estimated purchase consideration.

  Other than for those equity awards held by non-employee directors, Shire does not have sufficient information to estimate the purchase consideration that will be transferred upon either replacing all other Baxalta equity awards (to the extent these equity awards are unvested or not exercised by the holder prior to Completion) or settling these equity awards for the same consideration as common stockholders (to the extent these equity awards are exercised by the holder prior to Completion). Therefore the estimate of purchase consideration, and unaudited pro forma statement of net assets, does not reflect the effect of replacing or settling these equity awards.

(iii)
(b)    For the purposes of the unaudited pro forma statement of net assets, estimated additional transaction costs expected to be incurred by Shire of $100 million and estimated additional transaction costs expected to be incurred by Baxalta of $65 million have been shown as part of accrued expenses. These costs are not expected to be incurred on an ongoing basis by the Combined Group.

Total combination-related transaction costs (including those costs already accrued or paid by Shire and Baxalta as of 31 December 2015 of $15.0 million and $20.0 million, respectively, but excluding fees payable in respect of the Bridge Facility) are estimated to be approximately $200 million.

(iii)
(c)    Shire has secured an $18.0 billion, 12 month fully underwritten Bridge Facility (with a one-year extension option exercisable at Shire's discretion) to finance the combination with Baxalta, of which $13.0 billion is available to fund the cash consideration payable and certain related costs in respect of the combination with Baxalta and $5.0 billion is available to finance any potential redemption of Baxalta's senior notes, if required. The portion of the purchase price to be satisfied by cash consideration is expected to be financed with the Bridge Facility.

For the purposes of the unaudited pro forma net assets, it has been assumed that the Bridge Facility will be used solely to fund the cash consideration payable in respect of the acquisition (estimated at $12,229.7 million). The unaudited pro forma statement of net assets presents the borrowings under the Bridge Facility as short-term borrowings.

Financing costs represents financing-related fees expected to be incurred (estimated at $112.0 million), which, if incurred as at 31 December 2015, would be initially capitalised in prepaid expenses and other current assets as debt issuance costs associated with the underwritten Bridge Facility.

(iii)
(d)    No adjustment has been made to reflect any synergies that may arise after the transaction as these are dependent upon the future actions of management. Similarly no adjustment has been made to reflect the impact of any trading activities after the date of the information presented.

(iii)
(e)    No adjustment has been made to reflect the financial results of either Shire or Baxalta since 31 December 2015.

ACCOUNTANT'S REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Board of Directors on behalf of Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24
Republic of Ireland

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London
E14 4QA
United Kingdom

Evercore Partners International LLP
15 Stanhope Gate
London
W1K 1LN
United Kingdom

18 April 2016

Dear Sirs

Shire plc (the "Company")

We report on the pro-forma financial information (the "Pro-Forma Financial Information") set out in this Part VI (Unaudited Pro Forma Financial Information of the Combined Group) of the Class 1 circular dated 18 April 2016 (the "Circular"), which has been prepared on the basis described in the notes to the Pro-Forma Financial Information, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period 31 December 2015. This report is required by the Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") as applied by Listing Rule 13.3.3R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the Directors of the Company to prepare the Pro-Forma Financial Information in accordance with Annex II items 1 to 6 of the Prospectus Directive Regulation as applied by Listing Rule 13.3.3R.

It is our responsibility to form an opinion as to the proper compilation of the Pro-Forma Financial Information and to report that opinion to you in accordance with Annex II item 7 of the Prospectus Directive Regulation as applied by Listing Rule 13.3.3R.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders of Shire as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro-Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro-Forma Financial Information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro-Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

•
the Pro-Forma Financial Information has been properly compiled on the basis stated; and

•
such basis is consistent with the accounting policies of the Company.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited ("DTTL"), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

PART VII

PROFIT FORECASTS

The reports from Deloitte LLP and PricewaterhouseCoopers LLP included within this Part VII, have been extracted, without material adjustment, from Part XI of the Prospectus.

SECTION A: SHIRE

1.
Shire's profit forecast for the year ended 31 December 2016 including bases and assumptions

1.1
Outlook

On 11 February 2016, as part of its full year 2015 results announcement, Shire made the following statement, which included the following Non-GAAP earnings guidance for the year ending 31 December 2016:

"Following our strong revenue growth and double digit Non GAAP diluted earnings per ADS growth in 2015, we expect 2016 to be another strong year of financial performance for Shire.

This outlook includes the effect of the Dyax acquisition, which closed on January 22, 2016, but does not include the effect of the announced combination with Baxalta which is expected to close mid-2016.

We expect product sales to increase by 11% to 14% on a reported basis in 2016, and increase approximately 13% to 17% on a Non GAAP CER basis. Royalties and other revenues are expected to increase by 5% to 10% in 2016 as we will benefit from a full year of SENSIPAR royalties and the addition of Dyax royalties.

Our Non GAAP gross margin is expected to be in line with 2015 (2015: 85.5%). In 2016, we expect our combined Non GAAP R&D and SG&A costs to increase in the 12% to 14% range as we absorb the costs associated with Dyax, make commercial investments in support of our anticipated launch of lifitegrast in the second half of 2016, and invest in 14 programs in late stage clinical development.

With the recent close of the Dyax acquisition, funded by a $5.6 billion term loan bank facility, we expect our Non GAAP net interest and other expense to increase by approximately 1.5 to 2 times 2015 levels (2015: $49 million).

For 2016, we expect our effective tax rate on Non GAAP income to be in the range of 16% to 18%, before reverting to the longer term expectations of 17% to 19%.

Taken together, we expect Non GAAP diluted earnings per ADS growth in the 7% to 10% range in 2016 (9% to 13% on a Non GAAP CER basis)."

The figures for Non-GAAP diluted earnings per ADS growth set out above (including the figures calculated on a CER basis) represent a profit forecast for the year ending 31 December 2016 (the "Shire Profit Forecast").

The Shire Profit Forecast has been properly compiled on the basis of the assumptions stated below, and on a basis consistent with the accounting policies of the Shire Group as adjusted in accordance with Shire's established basis of guidance to investors and which is reported on in Shire's interim and annual financial results. The Shire Profit Forecast constitutes a Non-GAAP financial measure, being an adjusted form of diluted earnings per ADS. Non-GAAP diluted earnings per ADS should not be considered in isolation from, as a substitute for, or superior to financial measures prepared under U.S. GAAP. Further information in respect of Non-GAAP financial measures is outlined on page 56 of the Prospectus.

The Shire Profit Forecast constitutes a profit forecast under the Prospectus Rules and the Listing Rules, and is still considered valid as of the date of publication of this document. Paragraph 2 of this Part VII (Profit Forecasts) of this document contains an accountant's report on the Shire Profit Forecast.

1.2
Basis of preparation and principal assumptions

The Shire Profit Forecast has been prepared on a basis consistent with the Shire accounting policies applicable to the year ended 31 December 2015 and in accordance with U.S. GAAP (as adjusted in accordance with Shire's established Non-GAAP policy, as outlined on page 56 of the Prospectus). The guidance has been provided on a Non-GAAP diluted earnings per ADS basis, rather than on a U.S. GAAP profit before tax basis, as the Company's management believes that this Non-GAAP measure provides investors with a consistent means of evaluating, and an understanding of how the Company's management evaluates, the Company's core performance and results on a comparable basis that is not otherwise apparent on a U.S. GAAP basis, which would be distorted by certain non-recurring, infrequent or non-cash items that the Company's management believes are not indicative of core performance of the business.

The Shire Directors have prepared the Shire Profit Forecast on the basis of: (a) the audited financial statements for the year ended 31 December 2015; (b) the unaudited management accounts of the Shire Group for the two months ended 29 February 2016; and (c) the projected financial performance of the Shire Group for the remaining 10 months of the year ending 31 December 2016. The unexpired period of the Shire Profit Forecast is considerably longer than the forecasting period covered by profit forecasts typically included in prospectuses. The Shire Directors have provided their best estimate (on the basis set out above and the assumptions set out below) for the Shire Group's Non-GAAP diluted earnings per ADS growth for the 2016 financial year, though it is inevitable that the degree of uncertainty relating to the Shire Profit Forecast and the assumptions is greater than in the case of a profit forecast that covers a shorter forecasting period. In previous years, Shire has updated its profit guidance to investors during the financial year, as actual performance has differed compared with initial best estimates, due to changing circumstances and market conditions. The Shire Profit Forecast should therefore be read in this context and construed accordingly.

The Shire Directors have considered and confirm that the Shire Profit Forecast remains correct as at the date of this document. The Shire Profit Forecast does not take into account any effects of the Merger (including any costs associated with the Merger) or any other business acquisitions or disposals.

Shire's established Non-GAAP policy results in the exclusion of the following items, including their tax effect, from the calculation of Non-GAAP earnings:

Amortisation and asset impairments:

•
intangible asset amortisation and impairment charges; and

•
other-than-temporary impairment of investments.

Acquisitions and integration activities:

•
upfront payments and milestones in respect of in-licensed and acquired products;

•
costs associated with acquisitions, including transaction costs, fair value adjustments on contingent consideration and acquired inventory;

•
costs associated with the integration of companies; and

•
non-controlling interests in consolidated variable interest entities.

Divestments, reorganisations and discontinued operations:

•
gains and losses on the sale of non-core assets;

•
costs associated with restructuring and reorganisation activities;

•
termination costs; and

•
income/(losses) from discontinued operations.

Legal and litigation costs:

•
net legal costs related to the settlement of litigation, government investigations and other disputes (excluding internal legal team costs).

Other:

•
net income tax credit (being income tax, interest and estimated penalties) related to the settlement of certain tax positions with the Canadian revenue authorities;

•
costs associated with AbbVie's terminated offer for Shire, including costs of employee retention awards; and

•
break fee received in relation to AbbVie's terminated offer for Shire.

The Shire Directors have prepared the Shire Profit Forecast on the basis of the following principal assumptions:

Assumptions that are within Shire's control:

•
the Shire Profit Forecast excludes any material acquisitions, disposals, or licenced arrangements made by Shire prior to 31 December 2016, other than those already executed. For the avoidance of doubt, the Shire Profit Forecast includes forecast results and related borrowings incurred to finance the acquisition of Dyax, which completed on 22 January 2016;

•
the Shire Profit Forecast is on a standalone basis and does not include any results of, or the impact of acquiring, Baxalta;

•
there will be no material change to Shire's existing operational strategy;

•
there will be no material change to the number of diluted shares in issue. For the avoidance of doubt, this excludes New Shire Shares to be issued as partial consideration for the Baxalta acquisition; and

•
there will be no material change in the debt structure of the Shire Group, other than partial repayment of existing borrowings.

Factors outside the influence or control of the Shire Directors (or other members of Shire's management):

•
there will be no material change to existing prevailing global macroeconomic and political conditions during the year ending 31 December 2016;

•
there will be no material changes in market conditions within the pharmaceutical industry over the forecast period to 31 December 2016, in relation to either customer demand or competitive environment which could impact Shire's commercialised products;

•
there will be no product shortages caused by unanticipated production issues, such as contamination, which could result in prolonged supply shortages;

•
there will be no material changes to Shire's obligations to customers, its ability to negotiate new business, resolve contract disputes or the retention of key management;

•
the Euro, British Pound and Swiss Franc and other exchange rates against the U.S. dollar, together with inflation, tax and interest rates in Shire's principal markets, will remain relatively unchanged from the rates underpinning the Shire Profit Forecast (January 2016 rates);

•
there will be no material adverse events that will have a significant impact on Shire's financial performance;

•
there will be no material change in legislation or regulatory requirements impacting Shire's operations or its accounting policies;

•
there will be no material change in tax law and practice impacting Shire's operations and the jurisdictions in which it earns significant amounts of income, whether earned from third parties or from intercompany transactions; and

•
there will be no material change in tax reserves as determined under ASC740 in respect of prior years.

2.     Report on the Shire Profit Forecast

Deloitte LLP reported on the Shire Profit Forecast in accordance with item 13.2 of Annex 1 to the PD Regulation for the purpose of the Prospectus. The report has been reproduced without modification from the Prospectus.

Report on the Shire Profit Forecast

The Directors and Proposed Directors
on behalf of Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24
Republic of Ireland

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London
E14 4QA
United Kingdom

Evercore Partners International LLP
15 Stanhope Gate
London
W1K 1LN
United Kingdom

18 April 2016

Dear Sirs

Shire plc

We report on the profit forecast comprising a forecast of Non-GAAP diluted earnings per ADS growth of Shire plc (the "Company") and its current subsidiaries (together the "Group") for the year ending 31 December 2016 on both a reported and constant currency basis (the "Profit Forecast"). The Profit Forecast and the material assumptions upon which it is based are set out on pages 148 to 150 of the prospectus issued by the Company dated 18 April 2016 (the "Prospectus"). This report is required by Annex I item 13.2 of Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation").

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the Profit Forecast in accordance with the requirements of the Prospectus Directive Regulation.

It is our responsibility to form an opinion as required by the Prospectus Directive Regulation as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the Prospectus.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated on pages 148 to 150 of the Prospectus and is based on the audited financial results for the year ended 31 December 2015, the unaudited management accounts for the two months ended 29 February 2016 and a forecast for the 10 months to 31 December 2016. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. We have not consented to the inclusion of this report and our opinion in any registration statement filed with the SEC under the U.S. Securities Act of 1933 (either directly or by incorporation by reference) or in any offering document enabling an offering of securities in the United States (whether under Rule 144A or otherwise). We therefore accept no responsibility to, and deny any liability to, any person using this report and opinion in connection with any offering of securities inside the United States of America or who makes a claim on the basis they had acted in reliance on the protections afforded by United States of America law and regulation.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of the Group.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 to the Prospectus Directive Regulation.

Yours faithfully

Deloitte LLP
Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited ("DTTL"), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

SECTION B: BAXALTA

1.     Baxalta profit forecasts relating to the period commencing 1 December 2016 and ending 31 December 2025

1.1
Baxalta Long Range Forecasts

(A)
Guidance issued to Baxalta Shareholders

On 19 May 2015, as part of presentations to investors prior to its separation from Baxter, Baxalta provided (at slides 9 to 12) the following earnings guidance for financial years 2016 to 2020 inclusive (the "May 2015 Guidance"):

"2016 – 2020 Target Profile

	2016 Expectation*	2016 – 2020 Outlook
Sales Growth (Constant Currency)	Mid-Single Digits	6% – 8% CAGR
Gross Margin	~ 59%	60% – 61%
Op Earnings Growth	N/A	8%+ CAGR
Operating Margin	~ 29%	30% – 31%
EBITDA Margin	33% – 34%	35% – 36%
Tax Rate	23% – 24%	23% – 24%

*
Includes annualised "stand-up" costs of $150+ million"

On 29 October 2015, in its earnings release and associated investor presentation for the third quarter of 2015, Baxalta provided the following additional earnings guidance for the financial year ending 31 December 2016 (together with the May 2015 Guidance, the "Baxalta 2016 – 2020 Forecasts"):

Earnings Release

"Preliminary Full-Year 2016 Guidance

Baxalta is also providing preliminary guidance for full-year 2016, which includes pro forma sales growth, excluding the impact of foreign currency, of 8 to 9 percent. Including the impact of foreign currency, the company expects pro forma sales growth of approximately 7 to 8 percent. Based on strong sales momentum and operating performance, Baxalta expects adjusted earnings, before special items, of $2.15 to $2.25 per diluted share for full-year 2016."

Investor Presentation

"Preliminary Full-Year 2016 Financial Guidance*

	FY 2016 Guidance (Investor Conference)	FY 2016 Guidance (Revised)
Sales Growth**	Mid-Single Digits	8% – 9%
Gross Margin	~59%	~62%
Operating Margin	~29%	~31%
EBITDA Margin	33% – 34%	~35%
Tax Rate	23% – 24%	~23%
Diluted EPS	N/A	$2.15 – $2.25

*
Financial guidance presented on an adjusted basis

**
Growth rates are at constant currency and compare to 2015 pro forma sales"
(B)
S-4 Projections

In addition to the Baxalta 2016 – 2020 Forecasts, the following long-range financial projections relating to standalone Baxalta (the "Baxalta Standalone S-4 Projections") and the Combined Group (the "Combined

Group S-4 Projections", together with the Baxalta Standalone S-4 Projections, the "S-4 Projections") have been included by Baxalta in the Registration Statement:

	Baxalta Forecast ($ in millions)(1)
"FY 12/31 Q4	Q4 2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$1,670	$6,554	$7,200	$7,958	$8,727	$9,371	$10,236	$10,979	$11,730	$12,494	$13,283
EBITDA(2)	$575	$2,371	$2,705	$3,074	$3,425	$3,712	$4,113	$4,490	$4,891	$5,284	$5,699
EBIT(3)	$512	$2,082	$2,359	$2,673	$3,003	$3,252	$3,612	$3,944	$4,296	$4,633	$4,988
After-Tax EBIT(4)	$389	$1,593	$1,805	$2,045	$2,297	$2,488	$2,763	$3,017	$3,286	$3,544	$3,816
Unlevered Free Cash Flow(5)	$119	$603	$1,116	$1,496	$1,765	$2,031	$2,313	$2,582	$3,010	$3,120	$3,461

(1)
Reflects the following assumptions:

•
Annual revenue growth of 7% in 2016, approximately 10% through 2019 and 6 – 9% thereafter. Projections include risk-weighted forecasts for internal and competitive R&D programs.

•
Does not include the impact of potential strategic acquisitions and licenses and future business development.

•
Gross margins of approximately 62% in 2016, increasing to approximately 64% in 2020 and approximately 66% in 2025 based on favourable product mix and impact of global manufacturing optimization program.

•
R&D investments of approximately 11% of sales per year.

•
Sales, general and administrative expenses declining from approximately 19% in 2016 to approximately 18% in 2020 to approximately 17% in 2025.

•
Tax rate of approximately 23.5%.

•
Capital expenditure decreasing from approximately $850 million in 2016 to approximately $575 million in 2020 and approximately $500 million in 2025.

(2)
Defined as earnings before interest, taxes, depreciation and amortisation, and Other Expenses including deferred taxes, pension expense, restructuring expense and milestone payments, which we refer to as the Other Expenses.

(3)
Defined as EBITDA minus depreciation and amortization.

(4)
Defined as EBIT minus taxes.

(5)
Defined as After-Tax EBIT plus depreciation and amortisation, minus capital expenditures, minus increases in net working capital, minus Other Expenses.

	Combined Company Forecast ($ in millions)(1)
FY 12/31 Q4	Q4 2015E	2016E		2017E		2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$3,124	$13,663		$15,416		$17,385	$19,169	$21,152	$22,724	$24,216	$25,761	$27,367	$29,049
EBITDA(2)	$1,297	$5,716		$6,967		$8,085	$8,917	$9,814	$10,543	$11,267	$12,036	$12,818	$13,646
EBIT(3)	$1,196	$5,267		$6,453		$7,517	$8,327	$9,187	$9,874	$10,553	$11,272	$11,999	$12,767
After-Tax EBIT(4)	$999	$4,398		$5,388		$6,276	$6,953	$7,671	$8,245	$8,812	$9,412	$10,020	$10,661
Unlevered Free Cash Flow(5)	$737	$2,813	(6)	$4,323	(7)	$4,912	$6,385	$7,144	$7,766	$8,345	$9,102	$9,557	$10,265

(1)
Reflects the following assumptions:

•
Pro forma revenues expected to grow at approximately 10 – 13% CAGR from 2016 – 2020 and approximately 6 – 7% CAGR from 2021 – 2025 based on Wall Street estimates.

•
Pro forma revenue projections do not assume any revenue dis-synergies.

•
Gross profit margin of approximately 74% in 2016, which increases to approximately 77% by 2025.

•
R&D cost of approximately 12% of sales in 2016, which increases to approximately 14% of sales by 2025.

•
SG&A of approximately 23% of sales in 2016, which declines to approximately 21% of sales by 2025.

•
Pro forma EBITDA margin of approximately 42% in 2016, which increases to approximately 47% by 2025.

•
Combined company pro forma tax rate of approximately 16.5% in 2015.

•
One-time cost of approximately $650 million to achieve potential synergies over the first 12 months following the transaction's closing.

•
Capital expenditure of approximately $1.2 billion in 2016, which declines to approximately $650 million by 2025.

•
Increase in net working capital of approximately $210 million in 2016, which increases to approximately $330 million by 2025.

(2)
Defined as earnings before interest, taxes, depreciation and amortization and Other Expenses on a pro forma basis for the combined company and assuming potential operational synergies of approximately $217 million in 2016, approximately $542 million in 2017 and approximately $650 million thereafter (excluding potential costs to achieve synergies of approximately $433 million in 2016 and approximately $217 million in 2017). If the potential costs to achieve synergies are included, EBITDA would be approximately $5,282 million in 2016 and approximately $6,750 million in 2017.

(3)
Defined as EBITDA minus pro forma depreciation and amortization. If the potential costs to achieve synergies are included, EBIT would be approximately $4,833 million in 2016 and $6,237 million in 2017.

(4)
Defined as EBIT minus pro forma taxes. If the potential costs to achieve synergies are included, After-tax EBIT would be approximately $4,036 million in 2016 and approximately $5,207 million in 2017.

(5)
Defined as After-Tax EBIT plus depreciation and amortization, minus capital expenditures, minus increases in net working capital, minus Other Expenses, minus potential costs to achieve synergies of approximately $433 million in 2016 and approximately $217 million in 2017, minus an illustrative $646 million CVR payment by Shire to Dyax in 2018.

(6)
If the estimated potential cost of approximately $433 million to achieve synergies is on a pre-tax basis, the 2016 estimated unlevered free cash flow would be $2,884 million.

(7)
If the estimated potential cost of approximately $217 million to achieve synergies is on a pre-tax basis, the 2017 estimated unlevered free cash flow would be approximately $4,359 million."

For the purposes of this Part VII (Profit Forecasts), the S-4 Projections and the Baxalta 2016 – 2020 Forecasts are together referred to as the "Baxalta Long Range Forecasts" and the Baxalta 2016 – 2020 Forecasts and Baxalta Standalone S-4 Projections are together referred to as the "Standalone Forecasts".

The requirement for the S-4 Projections to be included within the Registration Statement arose in connection with certain opinions produced by Baxalta's financial advisers: Baxalta was required to include in the Registration Statement opinions from its financial advisers on the fairness, from a financial point of view, of the merger consideration offered by Shire to Baxalta Shareholders. As part of that disclosure, Baxalta was required to disclose in the Registration Statement the S-4 Projections, which it supplied privately to its financial advisers for the purpose of those opinions. The S-4 Projections were prepared solely for the purpose of privately informing the analysis of Baxalta's financial advisers. The S-4 Projections were prepared by Baxalta in August 2015 without any input from Shire.

1.2
Baxalta Long Range Forecasts no longer valid

For the reasons set out below, the Shire Directors consider that the Baxalta Long Range Forecasts are no longer valid.

(A)
Baxalta 2016 – 2020 Forecasts

The Shire Directors consider that the Baxalta 2016 – 2020 Forecasts are no longer valid.

As set out on page 7 of this document, Completion is currently expected to take place on or around 3 June 2016. There will therefore be approximately six months of the current financial year remaining at the time of Completion. The Shire Directors consider that certain changes to be implemented by Shire following Completion (each of which is described in more detail below) will have a significant effect on the Baxalta business and its financial results for the current financial year and any subsequent financial years, rendering the Baxalta 2016 – 2020 Forecasts, the most recent of which was made in October 2015 (i.e. prior to signature of the Merger Agreement), no longer valid. In its earnings release for the financial year ended 31 December 2015, released on 16 February 2016 (the "Baxalta Earnings Release"), Baxalta made the following statement, which is consistent with the view of the Shire Directors, in respect of previously issued guidance:

"Given the proposed merger agreement with Shire plc... announced on January 11, 2016... previously-issued guidance for Baxalta as a standalone entity is no longer applicable."

The principal changes expected to affect the financial results of the Baxalta business during the remainder of the current financial year and beyond are summarised below:

(1) Synergies

As stated in section 7 of Part I (Letter from the Chairman of Shire plc) of this document, the Shire Board expects the Combined Group to achieve:

(A)
revenue synergies, through increased scale across the global commercial footprint and enhanced commercial capabilities across the enlarged portfolio; and

(B)
recurring cost synergies of at least $500 million per annum,

each of which is expected to have an impact on the business and financial results of Baxalta during the current financial year, assuming Completion takes place in line with the expected timetable set out on page 7 of this document.

As a result of the revenue synergies referred to above, the predictions contained within the Baxalta 2016 – 2020 Forecasts relating to sales growth and revenue are likely to be rendered inaccurate by the

Merger. Consequently, predictions and assumptions relating to the other metrics included within the Baxalta 2016 – 2020 Forecasts (gross margin, operating margin, EBITDA margin, EBITDA, EBIT and diluted EPS) are also likely to be inaccurate.

The cost synergies referred to above are expected to arise in relation to both (i) direct costs relating to production and distribution (i.e. affecting Baxalta's gross margin); and (ii) operational costs and expenses (i.e. affecting Baxalta's operating margin and EBITDA margin), thereby further impacting the validity of the metrics included within the Baxalta 2016 – 2020 Forecasts.

(2) Capital structure

Following Completion of the Merger, Baxalta will become a wholly-owned subsidiary of Shire and its capital and funding structure will therefore be considerably different from that assumed in the Baxalta 2016 – 2020 Forecasts. As a result, future diluted EPS calculations for Baxalta are expected to be significantly different as, for example, costs such as interest expenses will change markedly. Diluted EPS predictions contained within the Baxalta 2016 – 2020 Forecasts are therefore expected to be no longer valid following Completion.

(3) Organisational structure

The on going integration of Baxalta following Completion is expected to result in one or more of its subsidiaries, business divisions, reporting units or other assets or liabilities being transferred within the Combined Group, so that the Baxalta Group as currently structured may no longer exist. Consequently, Baxalta's future financial performance is expected to be significantly different from the predictions contained within the Baxalta 2016 – 2020 Forecasts.

(4) Tax rate

It is expected that, following Completion, applicable tax laws will require the Combined Group's tax rate to be assessed and reported, in a number of relevant jurisdictions, on a consolidated basis. The Combined Group's tax rate, and the tax rate of the Baxalta Group, is also expected to be impacted by integration activities. The guidance as to Baxalta's ongoing tax rate, "After Tax EBIT" and diluted EPS contained within the Baxalta 2016 – 2020 Forecasts will, therefore, be no longer valid following Completion.

(B)
S-4 Projections

The Shire Directors consider that the S-4 Projections are no longer valid.

(1) Purpose of preparation

As set out in paragraph 1.1(B) above, Baxalta was required to include in the Registration Statement opinions from its financial advisers on the fairness, from a financial point of view, of the merger consideration offered by Shire to Baxalta's Shareholders. As part of that disclosure, Baxalta was required to disclose in the Registration Statement the S-4 Projections, which it supplied privately to its financial advisers for the purpose of those opinions. The S-4 Projections were therefore prepared for the purpose of privately informing the analysis of Baxalta's financial advisers and were not prepared with a view to public disclosure, nor with any intention of guiding shareholders as to future performance of either Baxalta or the Combined Group. The S-4 Projections were not prepared to the standard required for disclosure to, nor with the intention of being relied upon by, shareholders of Baxalta or Shire. As stated in the Registration Statement, the S-4 Projections do not necessarily comply with GAAP or the guidelines published by the SEC (among others), Baxalta's auditors have not performed any procedures in relation to them and the inclusion of the S-4 Projections in the Registration Statement "should not be regarded as an indication that Baxalta, Shire or any of their respective affiliates, advisers or representatives considered or consider the [S-4 Projections] to necessarily reflect actual future events, and the [S-4 Projections] should not be relied upon as such".

(2) Method of preparation and age of information

The S-4 Projections were prepared solely by Baxalta in August 2015 at a time when Shire and Baxalta were not in discussions regarding a potential combination. The S-4 Projections were therefore prepared on the basis of Baxalta's views alone as to the future performance of both Baxalta and the Combined Group without any input from Shire. In the absence of any access to Shire's own projections for Shire on a standalone basis or for the Combined Group, the Combined Group S-4 Projections were created solely on the basis of publicly available information only in respect of Shire (such as external analysts' forecasts) which was not reviewed or endorsed by Shire. In addition, such information is now approximately eight months out of date and considerably different from the information available today. For example, the effect of Shire's acquisition of Dyax Corp., which completed in January 2016, was not incorporated into the Combined Group S-4 Projections (although an illustrative CVR payment was included).

In addition to the above, the Combined Group S-4 Projections were prepared on the basis of certain high level assumptions, made by Baxalta alone as at August 2015, as to the future strategy of the Combined Group. These assumptions do not reflect Shire's intended strategy for the Combined Group as the Shire Directors intend it to be implemented. For example, the assumptions made by Baxalta in respect of expected cost synergies do not correlate with the synergy expectations of the Shire Board as stated elsewhere in this document, nor do Baxalta's assumptions in respect of capital expenditure of the Combined Group reflect the current capital expenditure plans of the Shire Board.

(3) Reasons set out in section 1.2(A) above

The reasons discussed in detail in section 1.2(A) above in relation to the Baxalta 2016 – 2020 Forecasts also apply equally to the Baxalta Standalone S-4 Projections.

1.3
Reassessment of the Baxalta Long Range Forecasts is not necessary

(A)
Standalone Forecasts

The Shire Directors believe that Shire Shareholders should only consider reliable information when making their assessment of the Merger and when considering how to vote at the Shire General Meeting. The Shire Directors do not consider the Standalone Forecasts to constitute reliable information for these purposes, as they do not accurately reflect future performance of the Baxalta Group as integrated into the Shire Group post-Completion.

Furthermore, the Shire Directors do not consider forecasts of Baxalta's standalone performance, whether for the current financial year or longer, to represent information necessary for Shire Shareholders to make an informed decision as to how to vote at the Shire General Meeting in relation to the Merger. The Shire Board consider that Shire Shareholders should rely on the other indicators of the future performance of the Combined Group included within this document. This is because, following Completion, Baxalta will become a subsidiary of Shire and the Baxalta business will be integrated into, and managed as part of, Shire (resulting in numerous changes to the operating model of the Baxalta business affecting its ongoing cost base and revenue streams). Additionally, even were the Baxalta Long Range Forecasts to be reassessed, they would continue not to be valid as it would not be possible to accurately predict future performance of the Baxalta business taking into account Baxalta's expected integration into Shire. Consequently, any reassessed forecast would not represent reliable information upon which Shire Shareholders could rely in their decision as to how to vote at the Shire General Meeting.

(B)
Combined Group S-4 Projections

In relation to the Combined Group S-4 Projections, the Shire Board also considers reassessment unnecessary. The Shire Board considers that any profit forecast for the Combined Group would not be prepared to a sufficiently high standard in order to be relied upon by Shire Shareholders when deciding how to vote at the Shire General Meeting. This is because Shire has yet to finalise the detailed operating model of the Combined Group, and the detailed plans for integration of Baxalta, post-Completion (notwithstanding certain preparatory work which has already been undertaken, particularly in relation to synergies). The Shire Board considers the information included within, or incorporated by reference into, this Circular (namely forward-looking information in relation to the Combined Group as well as historical information in respect of Baxalta's current operations, its current trading and its historical financial performance) to represent all of the material information necessary for Shire Shareholders to decide how to vote at the Shire General Meeting.

To the extent that you wish to evaluate the future potential performance of the Combined Group, please refer to the detailed information included elsewhere in this document in respect of predicted revenues, synergies, tax rates and Shire's/Baxalta's operations more generally.

1.4
Shire Shareholders and Baxalta Shareholders should disregard the Baxalta Long Range Forecasts

For the reasons stated above, the Shire Directors consider that the Baxalta Long Range Forecasts are no longer valid and do not require reassessment. The Shire Directors recommend that Shire Shareholders disregard the Baxalta Long Range Forecasts in their entirety when evaluating the Merger. Neither Shire nor the Shire Directors accepts any responsibility for the Baxalta Long Range Forecasts.

2.     Baxalta profit estimates for the three months ending 31 March 2016

2.1
Outlook

In its unaudited preliminary results announcement for the fourth quarter 2015 and the full year 2015, published on 16 February 2016, Baxalta stated that:

"Baxalta.... expects first quarter 2016 adjusted earnings, before special items, of $0.44 to $0.46 per diluted share. The company's earnings guidance for the first quarter of 2016 excludes approximately $0.03 per diluted share of projected intangible asset amortization expense. Reconciling for the inclusion of this item results in expected GAAP earnings of $0.41 to $0.43 per diluted share for the first quarter of 2016."

On 31 March 2016, Baxalta filed a Form 8-K with the SEC updating its previous GAAP earnings guidance, as follows:

"The Company is providing notice to its shareholders that it intends to announce its first quarter 2016 financial results via press release on Thursday, April 28, 2016. As previously disclosed, due to the proposed merger with Shire plc ("Shire") announced on January 11, 2016, the Company will not be hosting a quarterly earnings conference call. In addition, in light of the proposed merger with Shire, Shire will in due course be publishing both a UK shareholder circular and a UK prospectus (the "UK Documents"). In order to facilitate the required inclusion of the Company's profit estimate in the UK Documents, the Company is updating its previously issued guidance as follows:

Baxalta continues to expect first quarter 2016 adjusted earnings, before special items, of $0.44 to $0.46 per diluted share, as previously disclosed on February 16, 2016. On a generally accepted accounting principles ("GAAP") basis, the Company expects that first quarter 2016 earnings per diluted share will be lower than previously stated on February 16, 2016 and will include the expected impact of intangible asset amortization of $0.03 per diluted share, as previously disclosed, as well as additional material special items, including upfront payments to collaboration partners and separation/integration costs. Additional information on the Company's first quarter 2016 GAAP results and special items will be provided with the Company's earnings announcement on April 28, 2016."

The above statements represent profit estimates under the Listing Rules and are referred to below as the "Baxalta Profit Estimates".

The Directors have considered and confirm that the Baxalta Profit Estimates, as stated in Baxalta's announcement of 16 February 2016, and as clarified in its announcement of 31 March 2016, continue to be valid at the date of this Circular.

Adjusted earnings, before special items, per diluted share ("Adjusted EPS") is a Non-GAAP financial measure, typically reported in the Baxalta Group's interim and annual financial results. This is not prepared in accordance with generally accepted accounting standards in the U.S. ("U.S. GAAP"). This Non-GAAP financial measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.

Adjusted earnings are calculated as the total profit excluding intangible asset amortization and other special items ("Adjusted Earnings"). Other special items are those items that in management's judgement need to be separately disclosed because they are variable, difficult to predict and of a size that may substantially impact Baxalta's reported operations for a period. Special items generally include, inter alia, the following items as incurred: amortisation and impairment of intangible assets, upfront and milestone payments related to collaboration arrangements, separation and/or integration related costs, business optimization items, business development items, and changes in fair value of contingent payment liabilities, together with the tax effects of all of these items.

2.2
Basis of preparation

The Baxalta Profit Estimates have been prepared on a basis consistent with the current accounting policies of Shire which are in accordance with U.S. GAAP (as adjusted in accordance with Shire's Non-GAAP policy with respect to Adjusted EPS) and those which the Directors anticipate will be applicable for the full year ending 31 December 2016. The Baxalta Profit Estimates are based on the unaudited management accounts for the two months ended 29 February 2016 and an estimate of the results to 31 March 2016.

Adjusted EPS has been calculated by dividing Adjusted Earnings by the weighted average number of shares outstanding on a diluted basis of 690 million shares.

The U.S. dollar exchange rates used for the Baxalta Profit Estimates, taking into consideration the impact of foreign currency hedges, are $0.91 to the Euro, $0.68 to the British Pound, $0.008 to the Japanese Yen and $0.15 to the Chinese Renminbi.

An effective tax rate of 21.0 per cent. has been assumed for the Baxalta Profit Estimates.

3.     Accountant's Report on the Baxalta Profit Estimates

PricewaterhouseCoopers LLP reported on the Baxalta Profit Estimates in accordance with item 13.2 of Annex I to the PD Regulation for the purpose of the Prospectus. The report below has been reproduced without modification from the Prospectus.

The directors and proposed directors
Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24
Ireland

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London
E14 4QA

Evercore Partners International LLP
15 Stanhope Gate
London
W1K 1LN

18 April 2016

Dear Sirs

Baxalta Incorporated

We report on the profit estimates of Baxalta Incorporated ("Baxalta") and its subsidiaries (together the "Baxalta Group") for the three months ended 31 March 2016 (the "Baxalta Profit Estimates"). The Baxalta Profit Estimates and the basis on which they are prepared are set out on pages 156 to 158 of the prospectus issued by Shire plc (the "Company") dated 18 April 2016 (the "Prospectus").

This report is required by item 13.2 of Annex I to the PD Regulation and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the directors and proposed directors of the Company (the "Directors") to prepare the Baxalta Profit Estimates in accordance with the requirements of items 13.1 and 13.3 of Annex I to the PD Regulation. In preparing the Baxalta Profit Estimates the Directors are responsible for correcting errors that they have identified which may have arisen in unaudited financial results and unaudited management accounts used as the basis of preparation for the Baxalta Profit Estimates.

It is our responsibility to form an opinion as required by item 13.2 of Annex I to the PD Regulation as to the proper compilation of the Baxalta Profit Estimates and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of Preparation of the Baxalta Profit Estimates

The Baxalta Profit Estimates have been prepared on the basis stated on page 157 of the Prospectus and are based on the unaudited management accounts for the two months ended 29 February 2016 and an estimate for the month to 31 March 2016. The Baxalta Profit Estimates are required to be presented on a basis consistent with the accounting policies of the Company.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information for the three months to 31 March 2016 included in the Baxalta Profit Estimates have been prepared and considering whether the Baxalta Profit Estimates have been accurately computed using that information and whether the basis of accounting used is consistent with the accounting policies of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Baxalta Profit Estimates has been properly compiled on the basis stated.

However the Baxalta Profit Estimates have not been audited. The actual results reported, therefore, may be affected by revisions required to accounting estimates due to changes in circumstances, the impact of unforeseen events and the correction of errors in the management accounts. Consequently we can express no opinion as to whether the actual results achieved will correspond to those shown in the Baxalta Profit Estimates and the difference may be material.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Baxalta Profit Estimates have been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART VIII

ADDITIONAL INFORMATION

1.     Responsibility

The Company and the Directors whose names are set out in paragraph 3.2 below accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company, and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     Shire plc

Shire was incorporated and registered in Jersey on 28 January 2008 with registered number 99854 as a company limited by shares with the name MDFJ 2034773 Limited. On 1 April 2008, the Company changed its name to Shire Limited and it was re-registered as a public company by special resolutions passed that day. On 1 October 2008, the Company changed its name to Shire plc.

3.     Directors, Proposed Directors and registered office

3.1
The Company is incorporated in Jersey and its registered office is at 22 Grenville Street, St Helier, JE4 8PX, Jersey.

3.2
The following table sets out information relating to each of the Shire Directors as of the date of this document:

Name	Current position
Susan Kilsby	Chairman
Flemming Ornskov	Chief Executive Officer
Jeffrey Poulton	Chief Financial Officer
David Kappler[7]	Senior Independent Director and Deputy Chairman
Dominic Blakemore	Non-Executive Director
Olivier Bohuon	Non-Executive Director
William Burns	Non-Executive Director
Steven Gillis	Non-Executive Director
David Ginsburg	Non-Executive Director
Sara Mathew	Non-Executive Director
Anne Minto	Non-Executive Director
all of whose business address is at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland.
3.3
Set out below are the business experience and principal business activities performed by the Proposed Directors:

  Gail Fosler, age 68, is President of The GailFosler Group LLC, a strategic advisory service for global business leaders and public policy makers that she has led since 2010. Prior to that, she spent more than 20 years at The Conference Board, a global research and business membership organisation, where she held several positions including President, Executive Vice President and Chief Economist. Ms. Fosler currently serves as a director of Baxalta and of Swiss Reinsurance America Corporation, and as Chiarman of Deschner Corporation. Ms. Fosler previously served as a director of Baxter and Caterpillar Inc.

  Gail's appointment as a Director of Shire is conditional upon Completion occurring, and will take effect on the Effective Date.

7
Appointment expires on 28 April 2016.

  Albert P.L. Stroucken, age 68, has served as Chairman of the Board of Owens-Illinois, Inc., a glass packaging company, since 2006. From 2006 until December 2015, he served as President and Chief Executive Officer of Owens-Illinois, Inc. From 1998 to 2006, Mr. Stroucken served as President and Chief Executive Officer of H.B. Fuller Company, a manufacturer of adhesives, sealants, coatings, paints and other specialty chemicals. Mr. Stroucken served as Chairman of the Board of H.B. Fuller Company from 1999 to 2006. From 1997 to 1998, he was General Manager of the Inorganics Division of Bayer AG. From 1992 to 1997, Mr. Stroucken was Executive Vice President and President of the Industrial Chemicals Division of Bayer Corporation. Mr. Stroucken also currently serves as a director of Baxalta and Baxter.

  Albert's appointment as a Director of Shire is conditional upon Completion occurring, and will take effect on the Effective Date.

4.     Directors' shareholdings and share options

4.1
The direct and indirect interests (all of which, unless otherwise stated, are beneficial) of the Shire Directors in the Shire Shares as of the Last Practicable Date, and as expected to subsist immediately following Admission, are set out in the following table:

	Interests in Shire Shares as at the Last Practicable Date		Interests in Shire Shares immediately following Admission(1)
Director	Number of voting rights in respect of Shire Shares	Percentage of issued share capital	Number of voting rights in respect of Shire Shares	Percentage of issued share capital
Susan Kilsby	21,375	<0.1%	21,375	<0.1%
Flemming Ornskov	141,261	<0.1%	141,261	<0.1%
Jeffrey Poulton	12,897	<0.1%	12,897	<0.1%
David Kappler	12,254	<0.1%	12,254	<0.1%
Dominic Blakemore	1,098	<0.1%	1,098	<0.1%
Olivier Bohuon	1,423	<0.1%	1,423	<0.1%
William Burns	3,467	<0.1%	3,467	<0.1%
Steven Gillis	3,681	<0.1%	3,681	<0.1%
David Ginsburg	2,025	<0.1%	2,025	<0.1%
Anne Minto	3,387	<0.1%	3,387	<0.1%
Sara Mathew	4,745	<0.1%	4,745	<0.1%

Note:

(1)
Assuming that 303,734,581 are issued in connection with the Merger, and without consideration as to the vesting of any share awards made under any Shire employee share scheme in the period from the date of this document until the date of Admission.
4.2
Taken together, the combined percentage interest of the Shire Directors in the voting rights in respect of the issued ordinary share capital of Shire at the Last Practicable Date was less than 0.1 per cent.

4.3
Taken together, the combined percentage interest of the Shire Directors in the voting rights in respect of the issued ordinary share capital of Shire immediately following Admission will be approximately 0.0 per cent.

4.4
The Shire Directors have no interests in the shares of Shire's subsidiaries.

4.5
The details of options under the Deferred Bonus Plan ("DBP"), the Executive Annual Incentive Plan ("EAIP"), the Portfolio Share Plan (the "PSP") and the Long Term Incentive Plan ("LTIP") over the Shire Shares held by the Shire Directors as at the Last Practicable Date are set out below. They are not included in the interests of Directors shown in the table above:

	Security type(1)	Total deferred bonus awards(2)	Total PSUs/RSUs unvested(3)	Total SARs unvested(4)	Total SARs vested but unexercised(5)	Total scheme interests
Flemming Ornskov(6)	ADS	9,449	88,748	122,885	45,601	266,683
Jeffrey Poulton	ADS	560	18,318	23,816	13,773	56,467

Notes:

(1)
One ADS is equal to three Shire Shares.

(2)
This represents deferred shares, Restricted Stock and Restricted Stock Units awarded under the Shire Deferred Bonus Plan 2015 (a sub-plan of the Shire Long Term Incentive Plan 2015) and the legacy Shire Executive Annual Incentive Plan, which are forfeited in the case of termination for cause.

(3)
This represents unvested Performance Share Units which are subject to the achievement of performance conditions and unvested Restricted Stock Units which are subject only to service conditions. The latter were awarded to Mr. Poulton while he served the Company otherwise than as Chief Financial Officer.

(4)
This represents unvested Stock Appreciation Rights which are subject to the achievement of performance conditions and certain Stock Appreciation Rights which are subject only to service conditions. The latter were awarded to Mr. Poulton while he served the Company otherwise than as Chief Financial Officer.

(5)
This represents vested but unexercised Stock Appreciation Rights which are no longer subject to the achievement of performance/service conditions.

(6)
On 1 November 2015, Dr. Ornskov was granted an option over ADSs pursuant to the Shire Global Employee Stock Purchase Plan, saving $480.77 per fortnight.
4.6
In addition to the interests detailed in the table above, Flemming Ornskov holds one Shire Subscriber Ordinary Share.

4.7
Save as disclosed in this paragraph 4, none of the Shire Directors, nor their immediate families, or connected persons (within the meaning of section 252 of the Companies Act) has any interests (beneficial or non-beneficial) in the share capital of Shire or its subsidiaries.

4.8
Save as disclosed in this paragraph 4, no person involved in the Merger has an interest which is material to the Merger.

5.     Directors' service contracts

5.1
Executive Directors

  Chief Executive Officer

  Flemming Ornskov's service contract commenced on 24 October 2012, and contains a 12-month notice period. There is no fixed term to the contract. Dr. Ornskov's base salary, effective from 1 January 2015, is $1,350,000 (increased to $1,688,000 effective from 1 July 2015).

  Chief Financial Officer

  Jeffrey Poulton's service contract commenced on 29 April 2015, and contains a 12-month notice period from both parties. There is no fixed term to the contract. Mr. Poulton's base salary, effective from 29 April 2015, is $575,000.

5.2
Chairman and Non-Executive Directors

Director	Date of appointment	Present expiry date	Notice period (months)	Total fees[8] (£)
Susan Kilsby	1 September 2011	28 April 2016	3	467,605
Chairman
David Kappler	5 April 2004	28 April 2016	3	148,000
Dominic Blakemore	1 January 2014	31 December 2017	3	136,000
Olivier Bohuon	1 July 2015	30 June 2017	3	67,500
William Burns	15 March 2010	14 March 2018	3	152,250
Steven Gillis	1 October 2012	30 September 2016	3	166,000
David Ginsburg	16 June 2010	15 June 2016	3	148,666
Sara Mathew	1 September 2015	31 August 2017	3	40,181
Anne Minto	16 June 2010	15 June 2016	3	153,750
5.3
The Shire Non-Executive Directors' service contracts stipulate a term of two years, with the possibility of being invited thereafter to serve a further term for a period specified by the Board. This is subject to the Non-Executive Directors being individually elected at the next Shire AGM following their appointment and subsequent annual re-election. Either Shire or the Non-Executive Director may terminate the service contract by means of no less than three months' written notice.

5.4
Non-Executive Directors are expected to devote such time to their appointment at Shire as is necessary and sufficient for the proper performance of their duties. Non-Executive Directors are expected to attend, and to have prepared for, both the regular Board Meetings and any required ad hoc meetings.

5.5
Non-Executive Directors are paid an annual Director's fee for their services of £93,000. Additional fees are paid for attendance at ad hoc meetings, for transatlantic trips on Shire's behalf or for being a member or Chairman of the Audit, Compliance & Risk Committee, the Remuneration Committee, the Science & Technology Committee and/or Nomination Committee. 25 per cent. of Non-Executive Directors' aggregate fees (excluding those relating to transatlantic trips) are paid in Shires Shares.

5.6
The Chairman is paid an annual fee of £450,000 (which is inclusive of all Committees). The Deputy Chairman and Senior Independent Director is paid an annual fee of £98,000 (which is inclusive of the non-executive director fee).

5.7
Save as disclosed in paragraph 5.1 above, there are no existing service contracts between any Executive Director and any member of the Shire Group which provide for benefits upon termination of employment.

6.     Directors' conflicts of interest

6.1
Other than as disclosed in this paragraph 6, none of the Directors has any actual or potential conflicts of interest between their duties to the Company or Baxalta (as the case may be) and the private interests and/or other duties he/she may also have.

6.2
Dr. David Ginsburg, a Director of Shire, is the co-inventor of two patents, and as such is entitled to receive royalties for the use of the patents. Baxalta is the originator of the royalty payments. Dr. Ginsburg currently receives the benefit of royalties in connection with the following patents (i) (relating to the von Willebrand Factor) no. US8597910; and (ii) (relating to ADAMTS13) no. US8394373. Dr. Ginsburg assigned the von Willebrand Factor patent to the Boston Children's Hospital, and the ADAMTS13 patent to the University of Michigan. These assignments are subject to ordinary course commercial terms. The assignee institutions have on-licensed the patents to Baxalta, who in return pays royalties to both institutions. The institutions pay a proportion of those royalties to, among others, Dr. Ginsburg.

8
Being the aggregate of each Director's annual salary, applicable committee fees, travel allowances and any applicable tax benefits.

6.3
No Director was selected to be a Director of Shire pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with the Shire Group or the Baxalta Group.

6.4
There are no family relationships between any of the Directors.

7.     Management, employees and locations

Shire and Baxalta have large numbers of committed and talented employees, and the Boards of both Shire and Baxalta recognise how important such employees are to the success of the Combined Group.

Following Completion, Shire intends to work to maintain and build upon the Combined Group's position as a world leader in the provision of rare and specialist disease products. At Completion, the Combined Group will have approximately 23,000 employees. The Shire Board believes that while the increased size and strength of the Combined Group will offer greater opportunities for both Shire and Baxalta employees, where there is a combination of similar functions, this may result in some rationalisation of the combined workforce.

The Combined Group will, over time, seek to consolidate offices in locations where duplication exists. The Combined Group's head office will be situated at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland.

The Combined Group board will comprise 12 directors, including 10 non-executive directors, a majority of whom will be independent non-executive directors. Gail Foster and Albert P.L. Stroucken, who are currently directors of Baxalta, will also become directors of the Combined Group.

8.     Baxalta strategic partnerships and intellectual property

R&D and Patents

No single patent has been determined to be material to Baxalta's business nor has it been determined that the expiration of any individual patent will have a material impact on Baxalta's business.

Collaboration Agreements

Baxalta has entered into a number of significant collaborations, alliances and other business development transactions, including:

Precision BioSciences:    In February 2016, Baxalta entered into a strategic immuno-oncology collaboration with Precision BioSciences ("Precision"), a private biopharmaceutical company based in the United States, specialising in genome editing technology. Together, Baxalta and Precision will develop chimeric antigen receptor (CAR) T cell therapies for up to six unique targets, with the first programme expected to enter clinical studies in late 2017. On a product-by-product basis, following successful completion of early-stage research activities up to Phase 2, Baxalta will have exclusive option rights to complete late-stage development and worldwide commercialisation. Precision is responsible for development costs for each target prior to option exercise. Baxalta made an upfront payment of $105 million to Precision, which will be recorded as R&D expense in the first quarter of 2016. Baxalta may make additional payments related to option fees and development, regulatory, and commercial milestones totalling up to $1.6 billion, in addition to future royalty payments on worldwide sales. Precision also has the right to participate in the development and commercialisation of any licensed products resulting from the collaboration through a 50/50 co-development and co-promotion option in the United States.

Symphogen:    In December 2015, Baxalta entered into a research, option and commercial agreement with Symphogen, a private biopharmaceutical company headquartered in Denmark, that is developing recombinant antibodies and antibody mixtures. Under the terms of the agreement, Baxalta has options to obtain exclusive licensing rights for three specified proteins in development for the treatment of immune-oncology diseases as well as three additional proteins that may be selected at a later date. Each option is exercisable for a period of 90 days when each protein is ready for Phase 2 clinical trials. Symphogen is responsible for development costs for each protein until option exercise, at which point Baxalta would be responsible for development costs.

Baxalta made an upfront payment of $175 million in January 2016, which was recognised as R&D expense in 2015 upon entering into the agreement. Each option exercise fee is variable depending on when it is exercised, with a maximum exercise price of up to €20 million for each protein. Baxalta may make additional payments of up to approximately €1.2 billion related to development, regulatory and commercial milestones achieved after option exercise for all six proteins, in addition to future royalty payments.

SFJ Pharmaceuticals Group:    In June 2015, Baxalta entered into an agreement with SFJ Pharmaceuticals Group ("SFJ") relating to adalimumab (BAX 923) (formerly known as M923/BAX 2923), whereby SFJ will fund up to $200 million of specified development costs related to Baxalta's BAX 923 programme, in exchange for payments in the event the product obtains regulatory approval in the United States or Europe. The terms of the agreement include funding limitations of up to $50 million for incurred costs through Phase 1 development and cumulative spending caps in six-month intervals to 31 December 2017. The contingent success payments total approximately 5.5 times the incurred development costs and are payable in annual instalments over an approximate eight-year period following the dates of regulatory approval. The development funding from SFJ is being recognised as an offset to R&D expenses as incurred because there is substantive and genuine transfer of risk to SFJ. The R&D expense offset for 2015 was $58 million. BAX 923 is one of the biosimilars in which Baxalta is collaborating with Momenta Pharmaceuticals, Inc. as further described below.

Merrimack Pharmaceuticals, Inc. (MM-398 also known as "nal-IRI"):    In September 2014, Baxalta entered into an exclusive licence agreement with Merrimack Pharmaceuticals, Inc. ("Merrimack") relating to the development and commercialisation of MM-398 (nanoliposomal irinotecan injection). The arrangement includes all potential indications for MM-398 across all markets with the exception of the United States and Taiwan. The first indication being pursued is for the treatment of patients with metastatic pancreatic cancer who were previously treated with gemcitabine-based therapy. In 2014, Baxalta recognised an R&D charge of $100 million related to the upfront payment. Upon entering into the agreement, Baxalta had the potential to make future payments of up to $870 million related to the achievement of development, regulatory and commercial milestones, in addition to royalty payments.

Coherus Biosciences, Inc. (etanercept):    In August 2013, Baxalta entered into an exclusive licence agreement with Coherus Biosciences, Inc. ("Coherus") to develop and commercialise a biosimilar to ENBREL (etanercept) for Europe, Canada, Brazil and certain other markets. Baxalta also has the right of first refusal to certain other biosimilars in the collaboration. Under the terms of the agreement, Coherus is responsible for the development plan, preparation of regulatory filings, and manufacture of the product, subject to certain cost reimbursement by Baxalta. Baxalta can terminate the agreement if certain costs exceed a specific cap. In 2013, Baxalta recognised an R&D charge of $30 million related to its decision to pursue the development of etanercept. Upon entering into the agreement, Baxalta had the potential to make future payments of up to $169 million relating to the achievement of development and regulatory milestones, in addition to future royalty payments.

Momenta Pharmaceuticals, Inc. (biosimilars):    In February 2012, Baxalta entered into an exclusive licence agreement with Momenta Pharmaceuticals, Inc. ("Momenta") to develop and commercialise biosimilars. The arrangement includes specified funding by Baxalta, as well as other responsibilities, relating to development and commercialisation activities. In 2012, Baxalta recognised an R&D charge of $33 million related to an upfront payment. Upon entering into the agreement, Baxalta had the potential to make future payments of up to approximately $202 million related to the exercise of options to develop additional products and the achievement of technical, development and regulatory milestones for these products, in addition to future royalty payments and potential profit-sharing payments.

Products under development

Haematology

VONVENDI: VONVENDI is a recombinant therapy providing a pure von Willebrand disease (VWD) factor with customised dosing. VWD is a genetic disorder that results in impaired clotting with limited other treatment options. Baxalta received U.S. regulatory approval in December 2015 and anticipates the product will be broadly available in the United States in late 2016.

BAX 826: BAX 826 is an investigational, extended half-life rFVIII treatment targeting weekly dosing for haemophilia A patients. In November 2015, Baxalta announced the submission of a clinical trial application to the UK Medicines and Healthcare Products Regulatory Agency to initiate a first-in-human clinical trial to evaluate the safety and efficacy of BAX 826.

BAX 335 (Gene Therapy): BAX 335 is an investigational factor IX gene therapy treatment for haemophilia B. The AAV8 vector-based technology has the potential to re-define the concept of longer-acting therapy. A Phase I/II open-label clinical trial to assess the safety and optimal dosing schedule of BAX 335 is ongoing.

BAX 817: BAX 817 is a recombinant factor VIIa (rFVIIa) for the treatment of acute bleeding episodes in haemophilia A or B patients with inhibitors. In March 2015, Baxalta announced positive results from its Phase III clinical trial evaluating the safety and efficacy of BAX 817.

Immunology

20% GAMMAGARD LIQUID SubQ: 20% GAMMAGARD LIQUID SubQ is a higher-potency immunoglobulin therapy offering patients faster infusions with less volume. Baxalta filed for approval in Europe in May 2015 and in the United States in September 2015.

HYQVIA: Baxalta is undertaking efforts to expand indications for HYQVIA, including for the treatment of chronic inflammatory demyelinating polyradiculoneuropathy (CIDP), a neurological disorder characterised by progressive weakness and impaired sensory function in the legs and arms. A Phase III clinical trial is under way.

SM101: In March 2015, Baxalta acquired SuppreMol GmbH ("SuppreMol"), a biopharmaceutical company based in Germany with an early-stage development portfolio of novel treatment options for autoimmune and allergic diseases, focusing on the modulation of Fc receptor signalling pathways, an immune target that could have broad applications in autoimmune disorders. SuppreMol's pipeline includes lead candidate SM101, an investigational immunoregulatory treatment that has completed Phase IIa studies for systemic lupus erythematosus (SLE), a disorder in which the immune system attacks healthy tissue.

Oncology

ONCASPAR: In July 2015, Baxalta acquired the ONCASPAR (pegaspargase) product portfolio from Sigma-Tau Finanziaria S.p.A. Through the acquisition, Baxalta gained the investigational biologic calaspargase pegol that is in development for the treatment of ALL with an increased shelf life that is expected to reduce dosing frequency.

nal-IRI (MM-398): Baxalta has entered into an exclusive licence and collaboration agreement with Merrimack Pharmaceuticals, Inc. ("Merrimack") for the development and commercialisation of nanoliposomal irinotecan injection, or nal-IRI (MM-398), an investigational drug candidate for the treatment of patients with metastatic pancreatic cancer previously treated with a gemcitabine-based therapy.

BAX 069: BAX 069 is a monoclonal antibody with a novel mode of action for the treatment of solid tumours, targeting the oxidized form of cytokine macrophage migration inhibitor factor (oxMIF). BAX 069 is currently in Phase II clinical trials (colorectal cancer and malignant ascites).

Symphogen Collaboration: In late December 2015, Baxalta entered into a strategic immuno-oncology collaboration with Symphogen. Together, Baxalta and Symphogen expect to advance novel therapeutics against six checkpoint targets, with the first programme expected to enter clinical studies in 2017.

Biosimilars

BAX 2200: Baxalta has established a collaboration with Coherus to develop and commercialise BAX 2200, a biosimilar product candidate for ENBREL® (etanercept), indicated for the treatment of autoimmune deficiencies, in Europe, Canada, Brazil and other markets. This is Baxalta's most advanced biosimilar, and, in January 2016, Baxalta announced that it had met its primary endpoint in its Phase III clinical trials for rheumatoid arthritis. There is also a Phase III clinical trial ongoing for psoriasis and, in early stage clinical trials, Coherus has demonstrated pharmacokinetic (PK) equivalence versus the innovator molecule.

BAX 923: Baxalta is collaborating with Momenta Pharmaceuticals, Inc. ("Momenta") on the development and commercialisation of BAX 923, a biosimilar product candidate for HUMIRA® (adalimumab). In December 2015, Baxalta announced that BAX 923 met the primary endpoint in a study evaluating the pharmacokinetics of BAX 923 compared to both U.S. and EU sourced HUMIRA® reference products in healthy volunteers. Separately, in October 2015, Baxalta initiated a pivotal clinical trial for BAX 923 in patients with chronic plaque psoriasis.

9.     Baxalta key employees

The current key employees of the Baxalta Group are as follows:

Name	Position
Robert J. Hombach	Executive Vice President, Chief Financial Officer and Chief Operations Officer
Peter G. Edwards	Executive Vice President and General Counsel
John Glasspool	Executive Vice President and Head of Corporate Strategy and Customer Operations
Brian Goff	Executive Vice President and President, Hematology
Anne-Marie Law	Executive Vice President and Head of Human Resources
Jacopo Leonardi	Executive Vice President and President, Immunology
David D. Meek	Executive Vice President and President, Oncology
John J. Orloff	Executive Vice President, Head of Research & Development and Chief Scientific Officer
Dagmar Rosa-Björkeson	Executive Vice President and President, Biosimilars
Patrice Zagame	Executive Vice President and President, Intercontinental

Robert J. Hombach, age 49, serves as Executive Vice President, Chief Financial Officer and Chief Operations Officer of Baxalta. He served as Corporate Vice President and Chief Financial Officer of Baxter from July 2010 until the separation. From February 2007 to March 2011, Mr. Hombach also served as Treasurer of Baxter and from December 2004 to February 2007, he was Vice President of Finance, Europe for Baxter. Prior to that, Mr. Hombach served in a number of finance positions of increasing responsibility in the planning, manufacturing, operations and treasury areas at Baxter.

Peter G. Edwards, age 54, serves as Executive Vice President and General Counsel of Baxalta. Prior to joining Baxalta in June 2015, Mr. Edwards served as Senior Vice President of Mallinckrodt plc, a position he held since June 2013. Mr. Edwards served as Vice President and General Counsel of Covidien's Pharmaceuticals business from May 2010 until June 2013, when Mallinckrodt became an independent public company. Prior to Covidien, he served as Executive Vice President and General Counsel for the Solvay Group in Brussels, Belgium from June 2007 until April 2010 and, before that, held positions of increasing responsibility with Eli Lilly and Company.

John Glasspool, age 54, serves as Executive Vice President and Head of Corporate Strategy and Customer Operations for Baxalta. Mr. Glasspool has more than 20 years of industry experience. He served as Baxter's Vice President, New Therapies and Market Developments from 2012 until the separation. Mr. Glasspool had previously spent approximately 10 years with Novartis Pharmaceuticals, where he served in several Senior Vice President and Vice President positions, including Head of Region/Europe, Vaccines and Diagnosis and Head of Pricing, Market Access and Commercial Operations. Mr. Glasspool previously held key positions in market and sales for Johnson & Johnson and Scotia Pharmaceuticals.

Brian Goff, age 46, serves as Executive Vice President and President, Hematology for Baxalta. Mr. Goff has more than 20 years of industry experience. He served as Baxter's Global Franchise Head for Hemophilia from 2012 until the separation. Prior to joining Baxter's, Mr. Goff was the Vice President and Head of the Primary Care Business Unit for Novartis Pharmaceuticals and had served in other key leadership positions at Novartis since 2005, including global brand leadership in Basel, Switzerland. Before joining Novartis in 2005, he worked for 14 years in key positions in sales and product management in the pharmaceutical division of Johnson & Johnson.

Anne-Marie Law, age 48, serves as Executive Vice President and Head of Human Resources for Baxalta. Ms. Law has more than 25 years of human resources experience. From 2009 until joining Baxalta in 2015, Ms. Law served in various senior positions at McKesson Corporation, including most recently as Senior Vice President, Human Resources McKesson Specialty Health/U.S. Oncology since 2011. Ms. Law also served as Senior Vice President, Global Human Resources of VeriSign, Inc. from 2007 to 2009. Prior to joining VeriSign, Ms. Law spent approximately eight years in human resources leadership positions with Xilinx, Inc.

Jacopo Leonardi, age 43, serves as Executive Vice President and President, Immunology for Baxalta. Mr. Leonardi has 20 years of industry experience. He served as Baxter's Region Head, North America

Hematology Division in 2015 until the separation. From 2014 until 2015, he was General Manager, U.S. Hemophilia for Baxter, and prior to that he served in senior sales and marketing roles since 2009 for Baxter's Hemophilia and U.S. BioTherapeutics businesses. Mr. Leonardi served in various roles at Eli Lilly and Johnson & Johnson from 1996 to 2009, including 10 years in senior marketing and other leadership roles.

David D. Meek, age 52, serves as Executive Vice President and President, Oncology for Baxalta. Mr. Meek has more than 25 years of industry experience. He has served as Baxter's Vice President, Global Head of Oncology from July 2014 until the separation. Mr. Meek served as Chief Commercial Officer of Endocyte, Inc., a public biopharmaceuticals company, from 2012 to 2014. Mr. Meek previously spent approximately seven years with Novartis Pharmaceuticals, where he served in several executive leadership positions, including Region Head, Novartis Oncology, Europe and President and CEO of Novartis, Canada. Prior to joining Novartis, Mr. Meek spent approximately 15 years with Johnson & Johnson, where he served in various commercial executive leadership roles.

John J. Orloff, M.D., age 58, serves as Executive Vice President, Head of Research & Development and Chief Scientific Officer for Baxalta. Dr. Orloff has more than 30 years of industry and clinical experience, and, prior to joining Baxter in 2014 as Vice President, R&D in Bioscience, Dr. Orloff served as the Global Head of Clinical Development at Merck Serono Pharmaceuticals since 2014. He previously spent approximately 10 years with Novartis Pharmaceuticals, where he served in several Senior Vice President and Vice President positions, including Chief Medical Officer, Head of U.S. Medical and Regulatory Affairs and Global Head of Regulatory Strategy for Drug Regulatory Affairs. Prior to Novartis, Dr. Orloff spent six years in leadership roles at Merck Research Laboratories and seven years on the faculty of the Yale University School of Medicine.

Dagmar Rosa-Björkeson, age 52, serves as Executive Vice President and President, Biosimilars. Ms. Rosa-Björkeson has more than 20 years of industry experience, and, prior to joining Baxter as its biosimilars programme leader in 2014, she served in multiple capacities at Novartis Pharmaceuticals over 17 years where she was most recently Vice President, Head of Multiple Sclerosis. Previously she held other Vice President positions at Novartis, including having served as Country Head for Sweden and in leadership roles focused on sales and branding. Before her time at Novartis, she held sales-oriented roles with Forest Pharmaceutical, Ferguson Advertising and Hoechst-Roussell Pharmaceuticals.

Patrice Zagame, M.D., age 55, serves as Executive Vice President and President, Intercontinental for Baxalta. Dr. Zagame has more than 25 years of industry experience, and, prior to joining Baxter in 2014, Dr. Zagame was Country Head for Brazil at Sanofi, a position he held since 2013. He was employed by Novartis Pharmaceuticals since 1996, where he served as a country head in several other emerging and developed markets, including France, Venezuela and Argentina, as well as serving terms as Head of Pharma Division, Regional Marketing Director and Integration Officer. Prior to his time at Novartis, Dr. Zagame held management and sales positions at Glaxo-Wellcome and Rhône-Poulenc.

10.   Major shareholders

10.1
In addition to the interests of the Directors set out in paragraph 4 above, as at the Last Practicable Date, insofar as it is known to Shire, the following persons are, or will at Admission be, interested directly or indirectly in 3 per cent. or more of the voting rights in respect of the issued ordinary share capital of Shire based on the assumption that the holdings of such persons in Shire as at the Last Practicable Date do not change, 303,734,581 New Shire Shares are issued in connection with the Merger and that no other issues of Shire Shares occur between the date of this document and Admission:

	As at the Last Practicable Date		Immediately following Admission
Name	Number of Shire Shares	Percentage of issued Shire Shares	Number of Shire Shares	Percentage of issued Shire Shares
Blackrock, Inc.	58,544,896	9.9%	58,544,896	6.5%
FMR Corp	23,089,838	3.9%	23,089,838	2.6%
Paulson & Co Inc.	20,774,000	3.5%	20,774,000	2.3%
Northern Cross LLC(1)	18,796,121	3.2%	18,796,613	2.1%
Legal & General Group plc	18,097,301	3.1%	18,097,301	2.0%

(1)
17,936,613 (3.0%) managed on behalf of Harbor International Fund.

10.2
Save as disclosed above, the Directors are not aware of any person who is interested directly or indirectly in 3 per cent. or more of the existing issued share capital of Shire.

10.3
As at the Last Practicable Date, Shire was not aware of any person or persons who, directly or indirectly, jointly or severally, exercise or could exercise control over Shire, nor is it aware of any arrangements the operation of which may result in a change in control of Shire.

11.   Listing, dealings and settlement of New Shire Securities

New Shire Shares

11.1
Application will be made to the UK Listing Authority and to the London Stock Exchange for the New Shire Shares to be issued in connection with the Merger and to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. The New Shire Shares are expected to be issued, and Admission is expected to become effective and dealings for normal settlement in the New Shire Shares are expected to commence on the Business Day following the Effective Date.

11.2
The New Shire Shares will be issued as fully paid and will rank pari passu in all respects with the existing Shire Shares in issue at the date of this document, save that they will not participate in any dividend payable by Shire by reference to a record date prior to the Effective Date. The New Shire Shares will be created under the Jersey Companies Law and the legislation made thereunder, and will be issued in registered form and will be capable of being held in both certificated and uncertificated form.

11.3
The existing Shire Shares are already admitted to the Official List, the London Stock Exchange's main market for listed securities and to CREST. It is expected that all of the New Shire Shares, when issued and fully paid, will be capable of being transferred by means of CREST. The New Shire Shares will trade under ISIN JE00B2QKY057.

New Shire ADSs

11.4
Application will be made for the New Shire ADSs to be listed on the NASDAQ. The New Shire ADSs will be issued under the Shire ADS Facility, operated by the Depository Bank, in the ratio of three Shire Shares per ADS and receipt of each such ADS shall be evidenced by an American Depository Receipt ("ADR"). The rights of holders of the Shire ADSs is governed by the terms of a depository agreement between the Depository Bank, Shire and the owners and beneficial owners of the Shire ADSs. The issue of New Shire ADSs is expected to become effective and dealings for normal settlement in the New Shire ADSs are expected to commence on the Business Day following the Effective Date.

12.   Fractional entitlements

Fractions of New Shire Securities will not be allotted or issued to any Baxalta Shareholder but all fractions of New Shire Securities to which Baxalta Shareholders would otherwise have been entitled will be aggregated, allotted, issued and sold in the market after the Effective Date and the net proceeds (after dealing costs) of such sale will be paid in cash to the Baxalta Shareholders entitled thereto in accordance with what would otherwise have been their respective fractional entitlements.

13.   Related party transactions

The Company has not entered into any related party transaction during the period from 1 January 2013 up to the date of this document.

14.   Shire material contracts

In addition to the Merger Agreement and Letter Agreement (which are summarised in Part III (Summary of the Merger and other related arrangements) of this document), the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Shire Group: (i) within the two years immediately preceding the date of this document which are, or may be, material; or (ii) which contain any provision under which any member of the Shire Group has any obligation or entitlement which is material to the Shire Group as at the date of this document:

14.1
NPS Pharma Merger Agreement

Pursuant to a merger agreement (the "NPS Merger Agreement"), and upon the terms and subject to the conditions thereof, Shire Pharmaceutical Holdings Ireland Limited ("SPHIL") agreed to cause Knight Newco 2, Inc., a Delaware incorporated company ("NPS Purchaser") to commence a cash tender offer for all of the outstanding shares of NPS Pharma common stock (the "NPS Shares") at a purchase price of $46.00 per NPS Share (the "NPS Offer Price"), net to the seller in cash, without interest and less any required withholding taxes.

Following the consummation of the tender offer, NPS Purchaser merged with and into NPS Pharma (the "NPS Merger") pursuant to the provisions of Section 251(h) of the Delaware General Corporation Law (the "DGCL"), with no stockholder vote required to consummate the NPS Merger, and NPS Pharma survived as a wholly-owned subsidiary of SPHIL. At the effective time of the NPS Merger, any NPS Shares not purchased pursuant to the tender offer (other than NPS Shares owned by NPS Pharma, any NPS Shares accepted for purchase in the tender offer and NPS Shares with respect to which the relevant stockholders properly exercised appraisal rights under Section 262 of the DGCL) were automatically converted into the right to receive cash in an amount equal to the NPS Offer Price.

The NPS Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type.

14.2
ViroPharma Merger Agreement

Pursuant to the merger agreement, and upon the terms and subject to the conditions thereof (the "ViroPharma Merger Agreement"), SPHIL agreed to cause Venus Newco, Inc., a Delaware incorporated company (the "ViroPharma Purchaser"), to commence a cash tender offer for all of the outstanding shares of common stock of ViroPharma (the "ViroPharma Shares") at a purchase price of $50.00 per ViroPharma Share (the "ViroPharma Offer Price"), net to the seller in cash, without interest and less any required withholding taxes. Following the consummation of the tender offer, ViroPharma Purchaser merged with and into ViroPharma (the "ViroPharma Merger"), pursuant to the provisions of Section 251(h) of the DGCL, with no stockholder vote required to consummate the ViroPharma Merger, and ViroPharma survived as a wholly-owned subsidiary of SPHIL. At the effective time of the ViroPharma Merger, any ViroPharma Shares not purchased pursuant to the tender offer (other than ViroPharma Shares owned by SPHIL or the ViroPharma Purchaser, or ViroPharma or any of its subsidiaries, and ViroPharma Shares owned by stockholders who have properly exercised any available rights of appraisal under Section 262 of the DGCL) were automatically converted into the right to receive cash in an amount equal to the ViroPharma Offer Price.

Consummation of the tender offer was subject to various conditions, including, among others, the expiration or termination of the applicable waiting periods under the HRA Act, termination of review or approval of the transaction by the UK Office of Fair Trading and other customary closing conditions, each as set forth in the ViroPharma Merger Agreement.

In addition, it was also a condition to the consummation of the tender offer that the number of ViroPharma Shares validly tendered and not withdrawn in accordance with the terms of the tender offer, together with the ViroPharma Shares, if any, then owned by SPHIL and its subsidiaries, represented at least a majority of the outstanding ViroPharma Shares as of the expiration date of the tender offer.

The ViroPharma Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type.

14.3
Dyax Merger Agreement

On 2 November 2015, Shire plc and Shire Pharmaceuticals International ("SPI"), a company incorporated in Ireland and a wholly-owned subsidiary of Shire, Parquet Courts, Inc., a Delaware corporation and a wholly-owned subsidiary of SPI ("Dyax Merger Sub"), and Dyax, entered into the Dyax Merger Agreement described below in relation to the acquisition of 100 per cent. of the outstanding common stock of Dyax (the "Dyax Merger").

  At the effective time of the Dyax Merger, being 22 January 2016, each outstanding share of Dyax's common stock, par value $0.01 per share (each, a "Dyax Share") (other than Dyax Shares owned by Shire, Dyax or their respective subsidiaries, or Dyax Shares as to which dissenters' rights have been properly exercised) converted into the right to receive (i) $37.30 in cash, without interest (the "Dyax Per Share Cash Consideration"), and (ii) one contingent value right (a "CVR") representing the right to receive a payment of $4.00 in cash subject to and in accordance with the CVR Agreement described below. Shire has guaranteed the performance by SPI and Dyax Merger Sub of their obligations under the Dyax Merger Agreement.

  The Dyax Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. Consummation of the Dyax Merger was subject to various conditions, including, among others, the expiration or termination of the applicable waiting period under the HSR Act, and other customary closing conditions, each as set forth in the Dyax Merger Agreement. In addition, the consummation of the Dyax Merger was subject to receiving the adoption of the Dyax Merger Agreement by holders of a majority of the outstanding Dyax common stock entitled to vote on the Dyax Merger. The Dyax Merger was not subject to a financing condition.

14.4
Dyax CVR Agreement

Pursuant to the Dyax Merger Agreement, Shire will enter into a Contingent Value Rights Agreement (the "Dyax CVR Agreement") with a rights agent governing the terms of the CVRs. Each CVR will entitle its holder to a payment of $4.00 in cash if, prior to 31 December 2019, Shire or one of its affiliates obtains approval from the FDA to market and sell DX-2930 for the prevention of attacks of HAE in patients with Type 1 and Type 2 HAE, provided that such approval (a) does not contain a "boxed warning", (b) does not require the implementation of a risk evaluation and mitigation strategy with elements to assure safe use (other than elements limited to the distribution of educational materials), and (c) is not granted under sub-part E of the Federal Drugs and Cosmetics Act. The CVRs are not transferable, except in limited circumstances specified in the Dyax CVR Agreement.

14.5
Financing Agreements

(A)
2016 Facility Agreement (also referred to as the "Bridge Facility")

On 11 January 2016, Shire (as original guarantor and original borrower) entered into an $18 billion bridge facilities agreement with, among others, Barclays Bank PLC and Morgan Stanley Bank International Limited (acting as mandated lead arrangers and bookrunners) and Barclays Bank PLC (acting as agent) (the "2016 Facilities Agreement"). The 2016 Facilities Agreement comprises two credit facilities: (i) a $13 billion term loan facility which, subject to a one-year extension option exercisable at Shire's option, matures on 11 January 2017 ("Facility A"), and (ii) a $5 billion revolving loan facility which, subject to a one-year extension option exercisable at Shire's option, matures on 11 January 2017 ("Facility B" and together with Facility A, the "2016 Facilities"). Shire has agreed to act as guarantor for any of its subsidiaries that become additional borrowers under the 2016 Facilities Agreement. As of 22 February 2016, the 2016 Facilities Agreement was undrawn.

Facility A may be used to finance the purchase price payable in respect of Shire's proposed acquisition of Baxalta and certain costs related to the acquisition. Facility B may be used to: (i) finance the redemption of all or part of the Notes (as defined in paragraph 16.2 below) and/or (ii) refinance (by way of rollover loan) any Facility B loan previously utilised.

Interest on any loans made under the 2016 Facilities Agreement will be payable on the last day of each interest period, which may be one week or one, two, three or six months, or as otherwise agreed with the lenders. The interest rate applicable to the 2016 Facilities Agreement is LIBOR plus 1.25 per cent. per annum, increasing by: (i) 0.25 per cent. per annum on 11 July 2016 and on each subsequent date falling at three-month intervals thereafter until (and excluding) 11 April 2017, and (ii) 0.50 per cent. per annum on 11 April 2017 and on each subsequent date falling at three-month intervals thereafter.

Shire shall also pay a commitment fee on the available but unutilised commitments under the 2016 Facilities Agreement for the availability period applicable to each facility. With effect from first utilisation, the commitment fee rate will be 35 per cent. of the applicable margin. Before first utilisation, the commitment fee rate shall be increased in stages from 10 per cent. to 35 per cent. of the applicable margin by May 2016.

  The 2016 Facilities Agreement includes customary representations and warranties, covenants and events of default, including requirements that Shire's: (i) ratio of Net Debt to EBITDA in respect of the most recently ended 12-month Relevant Period (each as defined in the 2016 Facilities Agreement) must not, at any time, exceed 3.5:1, except that following the Merger, or any other acquisition fulfilling certain criteria, Shire may elect on a once-only basis to increase this ratio to (a) 5.5:1 for the Relevant Period in which the acquisition was completed, (b) 5.0:1 in respect of the first Relevant Period following the Relevant Period in which the acquisition was completed, and (c) 4.5:1 in respect of the second Relevant Period following the Relevant Period in which the acquisition was completed, and (ii) the ratio of EBITDA to Net Interest for the most recently ended 12-month Relevant Period (each as defined in the 2016 Facilities Agreement) must not be less than 4.0:1.

  The 2016 Facilities Agreement restricts (subject to certain exceptions) Shire's ability to incur additional financial indebtedness, grant security over its assets or provide loans/grant credit. Further, any lender may require mandatory prepayment of its participation if there is a change of control of Shire, subject to certain exceptions for schemes of arrangement and analogous schemes. In addition, in certain circumstances and subject to certain broad exceptions, the net cash proceeds of disposals and certain issues, loans, sales or offerings of debt securities by any member of the Shire Group must be applied in cancellation of the available commitments under the 2016 Facilities Agreement and (if applicable) mandatory prepayment of any loans made under the 2016 Facilities Agreement.

  Events of default under the 2016 Facilities Agreement include (subject to customary grace periods and materiality thresholds): (i) non-payment of any amounts due under the Finance Documents (as defined in the 2016 Facilities Agreement), (ii) failure to satisfy any financial covenants, (iii) material misrepresentation in any of the Finance Documents, (iv) failure to pay, or certain other defaults, under other financial indebtedness, (v) certain insolvency events or proceedings, (vi) material adverse changes in the business, operations, assets or financial condition of Shire as a whole, (vii) if it becomes unlawful for Shire (or any successor parent company) or any of their respective subsidiaries that are parties to the 2016 Facilities Agreement to perform their obligations thereunder, or (viii) if Shire (or any successor company) or any subsidiary thereof which is a party to the 2016 Facilities Agreement repudiates the 2016 Facilities Agreement or any other Finance Document, among others.

  The 2016 Facilities Agreement is governed by English law.

  (B)
  Revolving Credit Facility

  On 12 December 2014, Shire entered into a $2.1 billion revolving credit facilities agreement (the "RCF") with a number of financial institutions, for which Abbey National Treasury Services PLC (trading as Santander Global Banking and Markets), Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citigroup Global Markets Limited, Lloyds Bank PLC, The Royal Bank of Scotland PLC and Sumitomo Mitsui Banking Corporation acted as mandated lead arrangers and bookrunners and DNB Bank ASA, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Credit Suisse AG, London Branch, Deutsche Bank Luxembourg S.A., Goldman Sachs Bank USA, Mizuho Bank, Ltd. and Morgan Stanley Bank International Limited acted as arrangers. Shire is an original borrower and original guarantor under the RCF. Shire has agreed to act as guarantor for any of its subsidiaries that become additional borrowers under the RCF. As at 31 December 2015, Shire had utilised $750 million of the RCF.

  The RCF, which terminates on 12 December 2020, may be applied towards financing the general corporate purposes of Shire. The RCF incorporates a $250 million U.S. dollar and euro swingline facility operating as a sub-limit thereof.

  Interest on any loans made under the RCF is payable on the last day of each interest period, which may be one week or one, two, three or six months at the election of Shire, or as otherwise agreed with the lenders. The interest rate for the RCF is LIBOR (or, in relation to any revolving loan in euro, EURIBOR) plus 0.30 per cent. per annum subject to change depending upon (i) the prevailing ratio of Net Debt to EBITDA (each as defined in the RCF) in respect of the most recently completed financial year or financial half year, and (ii) the occurrence and continuation of an event of default in respect of the financial covenants or the failure to provide a compliance certificate.

  Shire shall also pay (i) a commitment fee equal to 35 per cent. of the applicable margin on available commitments under the RCF for the availability period applicable thereto and (ii) a utilisation fee equal to (a) 0.10 per cent. per year of the aggregate of all outstanding loans up to an aggregate base currency amount equal to $700 million, (b) 0.15 per cent. per year of the amount by which the aggregate base currency amount of all outstanding loans exceeds $700 million but is equal to or less than $1.4 billion, and (c) 0.30 per cent. per year of the amount by which the aggregate base currency amount of all outstanding loans exceeds $1.4 billion.

  The RCF includes customary representations and warranties, covenants and events of default, including requirements that Shire's (i) ratio of Net Debt to EBITDA in respect of the most recently-ended 12-month Relevant Period (each as defined in the RCF) must not, at any time, exceed 3.5:1 except that, following an acquisition fulfilling certain criteria, Shire may on a once-only basis elect to increase this ratio to (a) 5.5:1 for the relevant period in which the acquisition was completed (b) 5.0:1 in respect of the first relevant period following the relevant period in which the acquisition was completed, and (c) 4.5:1 in respect of the second relevant period following the relevant period in which the acquisition was completed, and (ii) ratio of EBITDA to Net Interest for the most recently-ended 12-month Relevant Period (each as defined in the RCF) must not be less than 4.0:1.

  The RCF restricts, subject to certain exceptions, Shire's ability to incur additional financial indebtedness, grant security over its assets or provide loans/grant credit. Further, any lender may require mandatory prepayment of its participation if there is a change of control of Shire, subject to certain exceptions for schemes of arrangement and analogous schemes.

  Events of default under the RCF include, subject to customary grace periods and materiality thresholds: (i) non-payment of any amounts due under the finance documents (as defined in the RCF), (ii) failure to satisfy any financial covenants, (iii) material misrepresentation in any of the finance documents, (iv) failure to pay, or certain other defaults, under other financial indebtedness, (v) certain insolvency events or proceedings, (vi) material adverse changes in the business, operations, assets or financial condition of Shire as a whole, (vii) if it becomes unlawful for Shire (or any successor parent company) or any of their respective subsidiaries that are parties to the RCF to perform their obligations thereunder, or (viii) if Shire (or any successor parent company) or any subsidiary thereof which is a party to the RCF repudiates such agreement or other finance document, among others.

  The RCF is governed by English law.

  (C)
  January 2015 Facility Agreement

  On 11 January 2015, Shire entered into an $850 million term facility agreement with, among others, Citigroup Global Markets Limited (acting as mandated lead arranger and bookrunner) (the "January 2015 Facility Agreement") with an original maturity date of 10 January 2016. The maturity date was subsequently extended to 11 July 2016 in line with the provisions within the January 2015 Facility Agreement allowing the maturity date to be extended twice, at Shire's option, by six months on each occasion.

  The January 2015 Facility Agreement was available to finance the purchase price payable in respect of Shire's acquisition of NPS Pharma (including certain related costs). On 28 September 2015, the Company reduced the January 2015 Facility Agreement by $100 million. As at 31 December 2015, the January 2015 Facility Agreement was fully utilised in the amount of $750 million. In January 2016 and at various points thereafter, Shire cancelled parts of the January 2015 Facility Agreement. On 22 February 2016, Shire repaid in full the remaining balance of $100 million.

  (D)
  November 2015 Facilities Agreement

  On 2 November 2015, Shire (as original guarantor and original borrower) entered into a $5.6 billion facilities agreement with, among others, Morgan Stanley Bank International Limited and Deutsche Bank AG, London Branch acting as mandated lead arrangers and bookrunners (the "November 2015 Facilities Agreement"). The November 2015 Facilities Agreement comprises three credit facilities: (i) a $1.0 billion term loan facility which, subject to a one-year extension option exercisable at Shire's option, matures on 2 November 2016 ("Facility A"), (ii) a $2.2 billion amortising term loan facility which matures on 2 November 2017 ("Facility B"), and (iii) a $2.4 billion amortising term loan facility which matures on 2 November 2018 ("Facility C").

  On 22 January 2016, the November 2015 Facilities Agreement was utilised in full to finance the purchase price payable in respect of Shire's acquisition of Dyax, including certain costs related to the acquisition.

  Interest on any loans made under the November 2015 Facilities Agreement is payable on the last day of each interest period, which may be one week or one, two, three or six months, or as otherwise agreed with the lenders. The interest rate applicable is LIBOR plus, in the case of Facility A, 0.55 per cent. per annum, in the case of Facility B, 0.65 per cent. per annum and, in the case of Facility C, 0.75 per cent. per annum, in each case until delivery of the first compliance certificate required to be delivered after the date of the November 2015 Facilities Agreement and is subject to change thereafter depending on (i) the prevailing ratio of Net Debt to EBITDA (each as defined in the November 2015 Facilities Agreement) in respect of the most recently completed financial year or financial half year, and (ii) the occurrence and continuation of an event of default in respect of the financial covenants or failure to provide a compliance certificate.

  The November 2015 Facilities Agreement includes customary representations and warranties, covenants and events of default, including requirements that Shire's: (i) ratio of Net Debt to EBITDA in respect of the most recently ended 12-month Relevant Period (each as defined in the November 2015 Facilities Agreement) must not, at any time, exceed 3.5:1, except that following an acquisition fulfilling certain criteria, Shire may elect on a once-only basis to increase this ratio to (a) 5.5:1 for the Relevant Period in which the acquisition was completed, (b) 5.0:1 in respect of the first Relevant Period following the Relevant Period in which the acquisition was completed, and (c) 4.5:1 in respect of the second Relevant Period following the Relevant Period in which the acquisition was completed, and (ii) ratio of EBITDA to Net Interest in respect of the most recently ended Relevant Period (each as defined in the November 2015 Facilities Agreement) must not be less than 4.0:1.

  The November 2015 Facilities Agreement restricts, subject to certain exceptions, Shire's ability to incur additional financial indebtedness, grant security over its assets or provide loans/grant credit. Further, any lender may require mandatory prepayment of its participation if there is a change of control of Shire, subject to certain exceptions for schemes of arrangement and analogous schemes.

  Events of default under the November 2015 Facilities Agreement include, subject to customary grace periods and materiality thresholds: (i) non-payment of any amounts due under the Finance Documents (as defined in the November 2015 Facilities Agreement), (ii) failure to satisfy any financial covenants, (iii) material misrepresentation in any of the Finance Documents, (iv) failure to pay, or certain other defaults, under other financial indebtedness, (v) certain insolvency events or proceedings, (vi) material adverse changes in the business, operations, assets or financial condition of Shire as a whole, (vii) if it becomes unlawful for Shire (or any successor parent company) or any of their respective subsidiaries that are parties to the November 2015 Facilities Agreement to perform their obligations thereunder, or (viii) if Shire (or any successor parent company) or any subsidiary thereof which is a party to the November 2015 Facilities Agreement repudiates the November 2015 Facilities Agreement or any other Finance Document, among others.

  The November 2015 Facilities Agreement is governed by English law.

15.   Baxalta material contracts

In addition to the Merger Agreement and Letter Agreement (which are summarised in Part III (Summary of the Merger and Other Related Arrangements) of this document, and the Baxalta financing arrangements summarised in paragraph 16 below, the contracts described in this paragraph 15 (not being contracts entered into in the ordinary course of business) have been entered into by members of the Baxalta Group: (i) within the two years immediately preceding the date of this document which are, or may be, material or (ii) which contain, or may contain, any provision under which any member of the Baxalta Group has any obligation or entitlement which is material to the Baxalta Group as at the date of this document.

15.1
In particular, Baxalta entered into a number of material contracts in connection with the Spin-Off, including the provision of certain transitional services between the parties.

15.2
Following their separation from each other, Baxalta and Baxter operate as separate, independent, public companies. Prior to the Spin-Off, Baxalta and Baxter entered into a Separation and Distribution Agreement and several other agreements to effect the separation and provide a framework for Baxalta's relationship with Baxter after the distribution element of the Spin-Off. These agreements govern the relationships between Baxter and Baxalta after the completion of the distribution and provide for the separation between Baxter and Baxalta of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the distribution element of the

  Spin-Off. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to Baxalta's separation from Baxter and the distribution of certain of Baxalta's shares of common stock to Baxter shareholders), these agreements include:

  •
  the Transition Services Agreement summarised below;

  •
  the Long Term Services Agreement summarised below;

  •
  the Baxter Tax Matters Agreement summarised below;

  •
  the Manufacturing and Supply Agreement summarised below;

  •
  the Employee Matters Agreement summarised below;

  •
  the Trademark Licence Agreement summarised below;

  •
  the Galaxy Licence Agreement summarised below;

  •
  the International Commercial Operations Agreement summarised below; and

  •
  the Shareholders' and Registration Rights Agreement with respect to Baxter's continuing ownership of Baxalta common stock summarised below.

  (A)
  Baxter and Baxalta entered into other agreements prior to the Spin-Off that are not material to Baxalta's business. These agreements include lease and sublease agreements, agreements related to sharing of resources and costs related to company planes, as well as certain distribution and other commercial agreements.

  (B)
  Separation and Distribution Agreement

  (i)
  The Separation and Distribution Agreement sets forth the agreements between Baxter and Baxalta regarding the principal transactions required to effect Baxalta's separation from Baxter and other agreements governing Baxalta's relationship with Baxter.

  (ii)
  The Separation and Distribution Agreement identified assets transferred, liabilities assumed and contracts novated to each of Baxalta and Baxter as part of the separation, and it provided for when and how these transfers, assumptions and assignments were to have occurred or will occur. In particular, the Separation and Distribution Agreement provides, among other things, for the following, subject to the terms and conditions contained therein:

  •
  certain assets related to the businesses and operations of Baxter's biopharmaceuticals business and any other assets specified in the Separation and Distribution Agreement, which are collectively referred to as the "Baxalta Assets", were or will be transferred to Baxalta or one of Baxalta's subsidiaries;

  •
  certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the Baxalta Assets, other liabilities related to the businesses and operations of Baxter's biopharmaceuticals business and any other liabilities specified in the Separation and Distribution Agreement, which are collectively referred to as the "Baxalta Liabilities", were retained by or transferred to Baxalta or one of Baxalta's subsidiaries;

  •
  all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Baxalta Assets and Baxalta Liabilities (such assets and liabilities are referred to as the Baxter Assets and Baxter Liabilities, respectively) were retained by or transferred to Baxter or one of its subsidiaries; and

  •
  Baxalta and Baxter were and are to continue to use reasonable efforts to cause certain shared contracts to be novated in part to Baxalta or Baxalta's applicable subsidiaries, appropriately amended, or replaced or otherwise addressed in a manner that allows each of Baxalta and Baxter and their respective subsidiaries to retain the appropriate portion of the benefits and burdens of those contracts in light of the separation of the biopharmaceuticals business from Baxter's other businesses.

  (iii)
  Except as expressly set out in the Separation and Distribution Agreement or any ancillary agreement, neither Baxalta nor Baxter made any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defences or right of set-off or freedom from counterclaim with respect to any claim or other asset of either Baxalta or Baxter, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as set out in the Separation and Distribution Agreement or any ancillary agreement, all assets were transferred on an "as is", "where is" basis and the respective transferee bears the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with. In general, each of Baxter and Baxalta assumed liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and have agreed to indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters. In addition, the Separation and Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Baxalta's business with Baxalta and financial responsibility for the obligations and liabilities of Baxter's remaining business with Baxter. Specifically, each of Baxalta and Baxter has agreed to indemnify, defend and hold harmless the other party, its subsidiaries and their respective directors, officers, employees and agents against any liabilities resulting from, arising out of or resulting from, directly or indirectly:

      •
      the liabilities that each such party assumed or retained pursuant to the Separation and Distribution Agreement (which, in the case of Baxalta, would include the Baxalta Liabilities and, in the case of Baxter, would include the Baxter Liabilities);

      •
      in the case of Baxalta, the conduct of any business by it or any of its subsidiaries following the distribution element of the Spin-Off;

      •
      in the case of Baxter, the conduct by it and its subsidiaries of their respective businesses, other than as conducted on behalf of Baxalta or any of its subsidiaries;

      •
      any breach by such party of the Separation and Distribution Agreement or the other transaction agreements (subject to the limitations, if any, expressly set out in such agreements);

      •
      in the case of Baxalta, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in Baxalta's Registration Statement on Form 10 initially filed under the U.S. Exchange Act on 10 December 2014, together with all amendments and supplements thereto or the information statement forming a part of such Registration Statement as the same may be amended or supplemented from time to time, except to the extent made explicitly in Baxter's name or the omission of which makes any statement made explicitly in Baxter's name misleading; and

      •
      in the case of Baxter, any untrue statement or alleged untrue statement of a material fact made explicitly in Baxter's name in Baxalta's Registration Statement on Form 10 initially filed under the U.S. Exchange Act on 10 December 2014, together with all amendments and supplements thereto or the information statement forming a part of such Registration Statement as the same may be amended or supplemented from time to time, or an omission or alleged omission to state a material fact necessary to make any such statement made explicitly in Baxter's name not misleading.

    (iv)
    The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

    (v)
    Each of the parties agreed to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things necessary or advisable under applicable law or contractual obligations to complete the transactions contemplated by, and effect the provisions and purposes of, the Separation and Distribution Agreement and the other transaction agreements. The separation agreement provides that, in the event that the transfer of certain assets and liabilities to Baxalta or Baxter, as applicable, did not occur prior to the distribution (including as a result of governmental or other required third party consents not being received prior to such time), then until such assets or liabilities are able to be transferred, Baxalta or Baxter, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse Baxter or Baxalta, as applicable, for all payments made in connection with the performance and discharge of such liabilities.

    (vi)
    The Separation and Distribution Agreement also governs the rights and obligations of Baxter and Baxalta regarding the distribution.

    (vii)
    Under the Separation and Distribution Agreement, following the distribution, Baxalta and Baxter are obligated to provide to each other access to information in certain circumstances. The Separation and Distribution Agreement also imposes obligations with respect to retention of information and confidentiality.

    (viii)
    The Separation and Distribution Agreement provides for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to completion of the distribution and sets out procedures for the administration of insured claims. In addition, the Separation and Distribution Agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies.

  (C)
  Transition Services Agreement

  (i)
  Baxalta and Baxter entered into a Transition Services Agreement prior to the distribution pursuant to which Baxalta and Baxter and their respective subsidiaries provide to each other, on an interim, transitional basis, various services. The services to be provided by Baxter include, among others, finance, information technology, human resources, quality supply chain and certain other administrative services, and will generally be provided on a cost-plus basis. The services generally commenced on the distribution date and will generally terminate within 24 months (or 36 months in the case of certain information technology services) following the distribution date.

  (ii)
  Baxalta anticipates that it will be in a position to complete the transition away from most of these transitional services on or before the date that is 24 months following the distribution date, or 36 months in the case of certain information technology services. The recipient of services will generally have the right to terminate any or all services upon 180 days' notice and will have the right to extend the initial duration of some or all of the services for up to six months.

  (D)
  Long Term Services Agreement

  (i)
  Baxter and Baxalta entered into a Long Term Services Agreement prior to the distribution pursuant to which Baxter and Baxalta and their respective subsidiaries provide to each other certain services at facilities shared by the parties following the distribution element of the Spin-Off. These services include providing utilities and other critical services, the absence of which could disrupt the parties' operations. The recipient of services generally has the right to terminate any or all of the services, upon 180 days' notice. The services are generally provided on a cost basis in light of the services generally allowing the parties to each benefit from the continued sharing of fixed costs for services used by each of them.

  (E)
  Baxter Tax Matters Agreement

  (i)
  Baxalta and Baxter entered into the Baxter Tax Matters Agreement prior to the distribution which generally governs Baxalta's and Baxter's respective rights, responsibilities and obligations after the Spin-Off with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. In addition, the Baxter Tax Matters Agreement addresses the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution element of the Spin-Off. The Baxter Tax Matters Agreement also provides that Baxalta is liable for taxes incurred by Baxter that may arise if Baxalta takes, or fails to take, as the case may be, certain actions that may result in the distribution element of the Spin-Off failing to meet the requirements of a tax-free distribution under Section 355 of the Code. In addition, under the Baxter Tax Matters Agreement, Baxalta is required to indemnify Baxter against any tax liabilities resulting from Baxalta's action or inaction that causes the separation, the distribution, the debt-for-equity exchange, the tax-free disposals related transactions to be taxable.

    (ii)
    The Letter Agreement modifies certain terms of the Tax Matters Agreement. For further details, see paragraph 2 of Part III (Summary of the Merger and Other Related Arrangements) to this document.

  (F)
  Manufacturing and Supply Agreement

  (i)
  Baxalta entered into a Manufacturing and Supply Agreement with Baxter prior to the distribution element of the Spin-Off pursuant to which Baxalta or Baxter, as the case may be, will manufacture, label and package products for the other party.

  (ii)
  The terms of the Manufacturing and Supply Agreement range in initial duration from five to 10 years, with the five-year arrangements generally having a single one-year extension right and the 10-year arrangements having four five-year extension rights. The manufacturing and supply obligations will generally be performed on a cost-plus basis.

  (iii)
  The terms of the Manufacturing and Supply Agreement are subject to early termination at the option of the purchaser upon not less than one-year's notice, and are also subject to termination in the event of ongoing breach not cured within 60 days or a bankruptcy-related event of the other party.

  (iv)
  The Manufacturing and Supply Agreement provides Baxalta the right during the 10-year initial term for manufacturing of Baxalta's Flexbumin products (plus any extension period thereafter when Baxter continues to have such production capabilities) to purchase equipment that includes Baxter proprietary technology used to manufacture Baxalta's Flexbumin product line. Any such equipment purchased by Baxalta is at Baxter's fully loaded costs thereof, plus the same mark-up applied to other production under the Manufacturing and Supply Agreement. Baxalta's rights to such technology are limited by the terms of the Galaxy Licence Agreement described in paragraph 15.2(j) below, including with respect to the use of such technology and the physical location and ownership of any such equipment.

  (G)
  Employee Matters Agreement

  (i)
  Baxalta also entered into an Employee Matters Agreement with Baxter. The Employee Matters Agreement allocates assets, liabilities and responsibilities relating to employee compensation and benefit plans and programmes and other related matters in connection with the separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations, both in and outside of the U.S.

  (ii)
  The Employee Matters Agreement provides that, unless otherwise specified, Baxalta will be responsible for liabilities associated with employees who transferred to Baxalta, whether incurred prior to or after the distribution element of the Spin-Off, and Baxter will be responsible for liabilities associated with other employees, including employees retained by Baxter and, except in only a limited number of locations, any former employee.

  (iii)
  Baxalta employees generally became eligible to participate in Baxalta benefit plans as of the distribution date. In general, Baxalta benefit plans contain terms substantially similar to those of the corresponding Baxter plans.

  (iv)
  In general, Baxalta will credit each employee with his or her service with Baxter prior to the distribution for all purposes under the Baxalta benefit plans, so long as such crediting does not result in a duplication of benefits.

  (v)
  In accordance with the Employee Matters Agreement, Baxalta has established a deferred compensation plan (the "Baxalta DCP"), with terms comparable in the aggregate to those of the Baxter International Inc. and Subsidiaries Deferred Compensation Plan as of the distribution date, except that the investment options are different under the Baxalta DCP. Additionally, Baxalta assumed, and has caused the Baxalta DCP to assume, all liabilities for obligations under the Baxter International Inc. and Subsidiaries Deferred Compensation Plan for the benefits of each transferred employee. Also, Baxter and Baxalta have caused the accounts of each transferred employee participating in the Baxter International Inc. and Subsidiaries Deferred Compensation Plan to be transferred to the Baxalta DCP. Baxalta has credited each transferred employee's account with the amount deferred by such person into the Baxter International Inc. and Subsidiaries Deferred Compensation Plan as of the employment transfer date (plus employer contributions) and will recognise and honour all deferral and distribution elections made by such individual.

    (vi)
    Baxalta has also established pension and retirement plans (whether defined contribution or defined benefit) with terms reasonably comparable to the corresponding plans at Baxter; provided that in a limited number of countries the parties will continue to share plans for a transitional period. The assets and liabilities under the corresponding Baxter plans with respect to transferred employees have been or will be transferred to the corresponding Baxalta plan. Transferred employees are eligible to participate in such Baxalta plans to the extent they were eligible to participate in the corresponding Baxter plans as of the applicable pension separation date or employment transfer date, and they will receive credit for Baxter service to the extent credited under the corresponding Baxter plan and recognition for compensation paid by Baxter that was recognised under the corresponding Baxter plan as though it were compensation paid by Baxalta.

  (H)
  Welfare plans

  (i)
  Baxalta has established U.S. health and welfare plans with terms comparable in the aggregate to the corresponding Baxter health and welfare plans. Baxalta will use commercially reasonable efforts to cause such plans to waive for purposes of initial enrolment all limitations as to pre-existing conditions, service conditions or waiting periods that were not in effect under the corresponding Baxter health and welfare plans as of the date on which the relevant employees were transferred to Baxalta pursuant to the Spin-Off, and to take into account eligible expenses incurred by a transferred employee in the portion of the year prior to the transfer date for purposes of satisfying deductible and other out-of-pocket requirements, as well as prior claim experience with the corresponding Baxter health and welfare plans with respect to maximum benefits available.

  (ii)
  In accordance with the Employee Matters Agreement, Baxter retains liability for claims incurred under the Baxter health and welfare plans, except that Baxalta is responsible for claims incurred by employees who have transferred to Baxalta. Baxalta shall generally be responsible for disability benefits with respect to transferred employees, subject to exceptions specified in the Employee Matters Agreement. Following the distribution date, Baxalta employees will generally participate in Baxalta health and welfare plans. Baxter retains liability for retiree medical and life insurance benefits for employees continuing with Baxter and for former employees.

  (I)
  Trademark Licence Agreement

  (i)
  Baxalta and Baxter entered into a transitional Trademark Licence Agreement pursuant to which each has granted the other a non-exclusive, royalty-free and worldwide licence to use certain of each other's trademarks following the distribution of Baxalta pursuant to the Spin-Off, with the licence granted to Baxter limited to use by Baxter in its performance of its obligations under the separation transaction agreements.

  (ii)
  The licence granted to Baxalta allows it to continue using certain of Baxter's trademarks (including the Baxter name) in order to provide time for Baxalta to rebrand or phase out its use of the licensed marks. Baxalta will use commercially reasonable efforts to take all such actions necessary to allow it to conduct its business without using Baxter's trademarks and will generally discontinue such use as soon as reasonably practicable. In addition to the general requirement that Baxalta discontinue use as soon as reasonably practicable, Baxalta is required to cease all use of the licensed marks within a specified period of time after the distribution date. If Baxalta is unable to discontinue use of the licensed marks within these time frames, it may request Baxter's consent for an extension with such consent not to be unreasonably withheld. Baxter may immediately terminate its licence to Baxalta if Baxalta breaches any of its obligations under the agreement and fails to cure such breach within a reasonable period of time.

  (J)
  Galaxy Licence Agreement

  (i)
  Baxalta entered into an intellectual property licence agreement with Baxter pursuant to which Baxalta received a perpetual, non-transferrable, non-sub-licensable, royalty-free, fully paid, worldwide licence to certain intellectual property known as the Galaxy technology in order to allow Baxalta to continue using such technology in its plasma-derived products. This licence primarily provides Baxalta with the right to Galaxy trademarks, as well as know-how and trade secrets necessary to operate and maintain (but not to manufacture) equipment using the Galaxy technology. The licence is exclusive to Baxalta with respect to the production and packaging of products that are primarily and directly derived from the fractionation of plasma, and Baxalta's rights only apply to the production and packaging of any of Baxalta's products that are primarily and directly derived from the fractionation of plasma.

  (ii)
  The licence rights granted to Baxalta only apply with respect to specified equipment purchased or otherwise transferred from Baxter, and only with respect to the use of such equipment at a list of Baxalta-owned locations agreed upon in advance by Baxter and Baxalta.

  (iii)
  The licence is subject to termination in the event of ongoing breach not cured within 45 days, a bankruptcy-related event of the other party or in connection with any assignment in violation of the agreement. Following any termination or at any time when Baxter has the right to terminate the licence agreement, Baxter will have the right to purchase any of the specified equipment to which the licence rights apply or applied at a price equal to the then-current net book value of such equipment.

  (K)
  International Commercial Operations Agreement

  (i)
  The local separation of Baxalta's business in certain countries outside the U.S. did not occur prior to the date of the distribution of Baxalta pursuant to the Spin-Off due to regulatory requirements, the need to obtain consents from local governmental authorities, and other business reasons. The International Commercial Operations Agreement provides for the conduct of the Baxalta business by Baxter in such countries until the local separation is completed, and provides that Baxalta will be subject to all the risks and burdens of, and will be entitled to all the rewards generated by, the Baxalta business during such period. The International Commercial Operations Agreement also governs the process for the local separation of Baxalta's business following the distribution date.

  (L)
  Shareholders' and Registration Rights Agreement

  (i)
  Baxter and Baxalta entered into a Shareholders' and Registration Rights Agreement pursuant to which Baxalta agreed that, upon the request of Baxter or certain subsequent transferees as further defined therein, Baxalta will use reasonable efforts to effect the registration under applicable U.S. federal and state securities laws of any shares of Baxalta's common stock retained by Baxter. In addition, Baxter agreed to vote any shares of Baxalta's common stock that it retained immediately after the distribution in proportion to the votes cast by Baxalta's other shareholders. In connection with such agreement, Baxter granted Baxalta a proxy to vote its shares of Baxalta's retained common stock in such proportion. Such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Baxter to a person other than Baxter. On 1 September 2015, Baxalta filed a Registration Statement pursuant to a demand registration exercised by Baxter under the Shareholders' and Registration Rights Agreement. In connection with the offering, Baxter intends to exchange shares of Baxalta's common stock for indebtedness of Baxter held by the selling stockholder pursuant to a debt-for-equity exchange agreement. Concurrent with the execution of the debt-for-equity exchange agreement, Baxter will assign its registration-related rights under the Shareholders' and Registration Rights Agreement with respect to the shares of common stock to be sold to the selling shareholder, and the selling shareholder will become a party to such agreement. The Letter Agreement modifies certain aspects of the Shareholders' and Registration Rights Agreement.

  (ii)
  The offer contemplated by this offer to exchange is not prohibited by the Shareholders' and Registration Rights Agreement and will not result in its termination. Baxter's registration rights will continue to be in effect and apply to the Shire ADSs following the consummation of the offer and the second-step merger, until such rights are terminated pursuant to the Shareholders' and Registration Rights Agreement.

16.   Financing arrangements of the Baxalta Group

16.1
From 31 December 2014, until the date of the senior notes offering described at 16.2 below, Baxalta was not the legal obligor of the debt and Baxter's borrowings were not directly attributable to the business activities of Baxalta. Accordingly, Baxalta's third party debt and related interest expenses were not allocated to Baxalta.

16.2
Baxalta Indenture and First Supplemental Indenture

On 23 June 2015, Baxalta entered into an indenture with The Bank of New York Mellon Trust Company, N.A. as trustee (the "Trustee") (as supplemented by the first supplemental indenture dated 23 June 2015, the "Indenture"), relating to the issuance by Baxalta of senior notes with a total aggregate principal amount of $5 billion, consisting of: (i) $375,000,000 aggregate principal amount of floating rate senior notes bearing a floating rate of three month LIBOR plus 0.780% due 2018 (the "Floating Rate Notes"); (ii) $375,000,000 aggregate principal amount of 2.000% senior notes due 2018 (the "2018 Notes"); (iii) $1,000,000,000 aggregate principal amount of 2.875% senior notes due 2020 (the "2020 Notes"); (iv) $500,000,000 aggregate principal amount of 3.600% senior notes due 2022 (the "2022 Notes"); (v) $1,750,000,000 aggregate principal amount of 4.000% senior notes due 2025 (the "2025 Notes"); and (vi) $1,000,000,000 aggregate principal amount of 5.250% senior notes due 2045 (the "2045 Notes" and together with the 2018 Notes, the 2020 Notes, the 2022 Notes and the 2025 Notes, the "Fixed Rate Notes"). The Fixed Rate Notes and the Floating Rate Notes are collectively hereinafter referred to as the "Notes" and each of the Floating Rate Notes, the 2018 Notes, the 2020 Notes, the 2022 Notes, the 2025 Notes and the 2045 Notes are hereinafter referred to as a "series" of Notes.

The Notes were issued and sold in a private placement to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act and in offshore transactions to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act.

Interest on the 2020 Notes, the 2022 Notes, the 2025 Notes and the 2045 Notes is payable semi-annually on 23 June and 23 December of each year, beginning from 23 December 2015. Interest on the 2018 Notes is payable semi-annually on 22 June and 22 December of each year, beginning from 22 December 2015. Interest on the Floating Rate Notes is payable quarterly on 22 March, 22 June, 22 September and 22 December of each year, beginning from 22 September 2015.

Baxalta may not redeem the Floating Rate Notes prior to their maturity date. Baxalta may elect to redeem the 2018 Notes at any time prior to their maturity date, the 2020 Notes at any time prior to the date that is one month prior to their maturity date, the 2022 Notes at any time prior to the date that is two months prior to their maturity date, the 2025 Notes at any time prior to the date that is three months prior to their maturity date and the 2045 Notes at any time prior to the date that is six months prior to their maturity date, in each case in whole or in part, from time to time, at Baxalta's option, at the applicable "make-whole" redemption price.

The Indenture also provides that an offer to repurchase the Notes must be made following a Change of Control Triggering Event (as defined in the Indenture, being a change of control event which, within a certain period of time, results in a lowering of the rating on the Notes below investment grade). There is no obligation on noteholders to tender their Notes in response to any such offer. Any Notes so tendered must be repurchased at 101 per cent. of the aggregate principal amount of such Notes plus accrued and unpaid interest thereon to the date of repurchase.9

On or after the date that is one month prior to their maturity date (in the case of the 2020 Notes), two months prior to their maturity date (in the case of the 2022 Notes), three months prior to their maturity date (in the case of the 2025 Notes) and six months prior to their maturity date (in the case of the 2045 Notes), such Notes will be redeemable in whole at any time, or in part from time to time, at Baxalta's option at a redemption price equal to 100 per cent. of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

Subject to certain qualifications and exceptions, the Indenture limits Baxalta's ability and the ability of Baxalta's subsidiaries to create or permit to exist mortgages with respect to principal domestic

9
The merger will not constitute a Change of Control Triggering Event.

properties and to enter into sale and leaseback transactions with respect to such principal U.S. domestic properties, and limits Baxalta's ability to merge or consolidate with any other entity or convey, transfer or lease Baxalta's properties and assets substantially as an entirety.

The Indenture also provides for certain events of default with respect to each series of Notes (subject, in certain cases, to receipt of notice of default and/or customary grace or cure periods), including, but not limited to: (i) failure to pay interest for 30 days, (ii) failure to pay principal when due, (iii) failure to perform, or breach of, any other covenant or warranty in the Indenture for 90 days after notice is given by the Trustee or the holders of not less than 25 per cent. in aggregate principal amount of the outstanding Notes of such series, and (iv) certain specified events of bankruptcy, insolvency or reorganisation of Baxalta.

16.3
U.S.$1,200,000,000 Five-Year Credit Agreement

On 1 July 2015, Baxalta entered into a $1,200,000,000 five-year senior revolving credit agreement (the "Credit Agreement") between, among others, Baxalta (as borrower), Bank of America, N.A. and Citibank, N.A. (as syndication agents), JPMorgan Chase Bank, National Association (as administrative agent) and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (as co-lead arrangers and joint bookrunners). The Credit Agreement incorporates a $100,000,000 swingline facility operating as a sub-limit thereof and also provides for the issuance of letters of credit.

The Credit Agreement enables Baxalta to borrow funds in U.S. dollars on an unsecured basis at variable interest rates, with interest payable at variable intervals depending on the specific interest period for, and the type of, each advance thereunder. Advances under the Credit Agreement must be applied for general corporate purposes.

Baxalta may, from time to time and at its option, seek to increase the aggregate commitment under the Credit Agreement by up to $625,000,000 which would result in a maximum aggregate commitment of up to $1,825,000,000.

The Credit Agreement includes customary representations and warranties and covenants, including restrictions on Baxalta's ability to (i) grant security (subject to certain exceptions) over its assets and (ii) merge or consolidate with any other entity or convey, transfer or lease Baxalta's properties and assets substantially as a whole and requirements that Baxalta's (x) Net Leverage Ratio (as defined in the Credit Agreement) at the end of any fiscal quarter must not be greater than 3.5:1 (except that, following an acquisition fulfilling certain criteria, such ratio shall be increased to 4.0:1 for the four fiscal quarter ends next following the completion of such acquisition), and (y) Interest Coverage Ratio (as defined in the Credit Agreement) must not be less than 3.0:1 as at the end of each fiscal quarter.

The Credit Agreement includes customary events of default (subject, in certain cases, to receipt of notice of default and/or customary grace or cure periods), including, among others: (i) non-payment of any amounts due under the Credit Agreement, (ii) failure to satisfy any financial covenants, (iii) material misrepresentation in connection with the Credit Agreement or any advance of letter of credit thereunder, (iv) Baxalta or a material subsidiary failing to pay other financial indebtedness in an amount not less than $150,000,000 (or such other financial indebtedness being accelerated, declared due and payable or being required to be prepaid prior to its stated maturity), (v) certain insolvency events or proceedings, or (vi) a change of control of Baxalta (being, pursuant to the first amendment to the Credit Agreement dated 12 November 2015 (the "First Amendment"), the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group of 50 per cent. or more of the aggregate ordinary voting power represented by the issued and outstanding equity interests of Baxalta.)

The obligations of the lenders under the Credit Agreement to provide advances will terminate on the earlier of (i) 1 July 2020, and (ii) the date on which the commitments shall have been reduced to zero or terminated in whole pursuant to the terms of the Credit Agreement, including at the option of banks holding a majority of the commitments during the existence of an event of default.

16.4
EUR 200,000,000 Five-Year Credit Agreement

Baxalta has also entered into a Euro-denominated senior revolving credit facility in an aggregate principal amount of up to €200,000,000 maturing in 2020, on terms similar to the Credit Agreement (as amended by the First Amendment).

17.   Litigation affecting the Shire Group

17.1
Save as disclosed in the following paragraphs, there are no governmental, legal or arbitration proceedings nor, so far as Shire is aware, are any such proceedings pending or threatened during the 12 months immediately prior to the date of this document, which may have, or have had in the recent past, a significant effect on the Shire Group's financial position or profitability.

17.2
VYVANSE

In May and June 2011, Shire was notified that six separate Abbreviated New Drug Applications ("ANDAs") were submitted under the Hatch-Waxman Act seeking permission to market generic versions of all approved strengths of VYVANSE. The notices were from Sandoz, Inc. ("Sandoz"); Amneal Pharmaceuticals LLC ("Amneal"); Watson Laboratories, Inc; Roxane Laboratories, Inc. ("Roxane"); Mylan Pharmaceuticals, Inc. ("Mylan"); and Actavis Elizabeth LLC and Actavis Inc. (collectively, "Actavis"). Since filing suit against these ANDA filers, along with API suppliers Johnson Matthey Inc. and Johnson Matthey Pharmaceuticals Materials (collectively "Johnson Matthey"), Shire has been engaged in a consolidated patent infringement litigation in the U.S. District Court for the District of New Jersey against the aforementioned parties (except Watson, who withdrew their ANDA).

On 23 June 2014, the U.S. District Court for the District of New Jersey granted Shire's summary judgment motion holding that 18 claims of the patents-in-suit were both infringed and valid. On 24 September 2015, the U.S. Court of Appeals of the Federal Circuit ("CAFC") affirmed that ruling against all of the ANDA filers and remanded the case to the trial court for further proceedings in which Shire expects the court to impose an injunction preventing all of the ANDA filers (Sandoz, Roxane, Amneal, Actavis and Mylan) from launching generic versions of VYVANSE until the expiration of these patents in 2023. The CAFC ruling overturned the infringement ruling against Johnson Matthey and the case against Johnson Matthey has been dismissed.

17.3
LIALDA

In May 2010, Shire was notified that Zydus Pharmaceuticals USA, Inc. ("Zydus") had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Zydus and Cadila Healthcare Limited, doing business as Zydus Cadila. A Markman hearing took place on 29 January 2015 and a Markman ruling was issued on 28 July 2015. A trial took place between 28 March and 1 April 2016, and a decision is not expected before September 2016.

In February 2012, Shire was notified that Osmotica Pharmaceutical Corporation ("Osmotica") had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the Northern District of Georgia against Osmotica. A Markman hearing took place on 22 August 2013 and a Markman ruling was issued on 25 September 2014. The court issued an Order on 27 February 2015 in which all dates in the scheduling order have been stayed.

In March 2012, Shire was notified that Watson Laboratories Inc.—Florida had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the Southern District of Florida against Watson Laboratories Inc.—Florida and Watson Pharmaceuticals, Inc., Watson Pharma, Inc. and Watson Laboratories, Inc. (collectively "Watson") were subsequently added as defendants. A trial took place in April 2013 and on 9 May 2013 the trial court issued a decision finding that the proposed generic product infringes the patent-in-suit and that the patent is not invalid. Watson appealed the trial court's ruling to the CAFC and a hearing took place on 2 December 2013. The ruling of the CAFC was issued on 28 March 2014 overruling the trial court on the interpretation of two claim terms and remanding the case for further proceedings. Shire petitioned the Supreme Court for a writ of certiorari which was granted on 26 January 2015. The Supreme Court also vacated the CAFC decision and remanded the case to the CAFC for further consideration in light of the Supreme Court's recent decision in Teva v Sandoz. On 3 June 2015, the CAFC reaffirmed their previous decision to reverse the District Court's claims construction and remanded the case to the U.S. District Court for the Southern District of Florida. A trial was held on 25-27 January 2016. A ruling was issued on 28 March 2016 upholding the validity of the patent and finding that Watson's proposed ANDA product infringes the patent-in-suit. Watson appealed the ruling to the CAFC.

  In April 2012, Shire was notified that Mylan Pharmaceuticals, Inc. had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the Middle District of Florida against Mylan. A Markman hearing took place on 22 December 2014. A Markman ruling was issued on 23 March 2015. The previously scheduled trial date has been vacated and the trial has been stayed until 31 May 2016.

  In March 2015, Shire was notified that Amneal had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of New Jersey against Amneal, Amneal Pharmaceuticals of New York, LLC and Amneal Pharmaceuticals Co. India Pvt. Ltd. No trial date has been set.

  In September 2015, Shire was notified that Lupin Ltd. had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Maryland against Lupin Ltd., Lupin Pharmaceuticals Inc., Lupin Inc. and Lupin Atlantis Holdings SA. No trial date has been set.

  On 7 October 2015, the Patent Trial and Appeals Board ("PTAB") of the U.S. Patent Office instituted an inter parties review ("IPR") of U.S. Patent 6,773,720 which is the patent-in-suit in the litigations referred to above. The IPR process is designed to reassess the patentability of the claims of the patent. A decision from the PTAB is expected in October 2016.

17.4
Subpoena related to ADDERALL XR, DAYTRANA and VYVANSE and Louisiana Complaint related to ADDERALL XR, DAYTRANA, VYVANSE and INTUNIV

On 24 September 2014, Shire announced that it had resolved all matters with the federal government, the 50 states and the District of Columbia relating to a previously disclosed civil investigation of its U.S. sales and marketing practices relating to ADDERALL XR, VYVANSE, DAYTRANA, LIALDA and PENTASA. The investigation was led by the U.S. Attorney's Office for the Eastern District of Pennsylvania. Under the agreement, Shire has paid $56.5 million, and interest, fees and costs, to resolve all issues investigated by the government. This final settlement includes the resolution of two related qui tam complaints filed against the Company and a voluntary disclosure relating to LIALDA and PENTASA. In addition, Shire has paid $2.9 million to resolve a previously disclosed civil complaint filed by the State of Louisiana alleging that the Company's sales, marketing, and promotion of ADDERALL, ADDERALL XR, DAYTRANA, VYVANSE and INTUNIV violate state law. The Company recorded a $57.5 million provision related to these matters which was charged to SG&A in the fourth quarter of 2012. As part of the resolution, Shire has entered into a Corporate Integrity Agreement with the Office of Inspector General for the Department of Health and Human Services for a term of five years.

17.5
Investigation related to DERMAGRAFT

The Department of Justice, including the U.S. Attorney's Office for the Middle District of Florida, Tampa Division and the U.S. Attorney's Office for Washington, DC, is conducting civil and criminal investigations into the sales and marketing practices of Advanced BioHealing Inc. relating to DERMAGRAFT.

Following the disposal of the DERMAGRAFT business in January 2014, Shire has retained certain legacy liabilities including any liability that may arise from this investigation. Shire is cooperating fully with these investigations. Shire is not in a position at this time to predict the scope, duration or outcome of these investigations.

17.6
Civil Investigative Demand relating to VANCOCIN

On 6 April 2012, ViroPharma received a notification that the U.S. Federal Trade Commission ("FTC") is conducting an investigation into whether ViroPharma had engaged in unfair methods of competition with respect to VANCOCIN. On 3 August 2012 and 8 September 2014, ViroPharma and Shire respectively received Civil Investigative Demands from the FTC requesting additional information related to this matter. Shire has fully cooperated with the FTC's investigation. At this time, Shire is unable to predict the outcome or duration of this investigation.

17.7
Lawsuit relating to the supply of ELAPRASE to certain patients in Brazil

On 24 September 2014, Shire's Brazilian affiliate, Shire Farmacêutica Brasil Ltda, was served with a lawsuit brought by the State of São Paulo and in which the Brazilian Public Attorney's office has intervened alleging that Shire is obligated to provide certain medical care including ELAPRASE for an indefinite period at no cost to patients who participated in ELAPRASE clinical trials in Brazil, and seeking recoupment to the Brazilian government for amounts paid for these patients to date, and moral damages associated with these claims. Shire intends to defend itself against these allegations but is not able to predict the outcome or duration of this case.

18.   Litigation affecting the Baxalta Group

Save as disclosed in the following paragraphs, there are no governmental, legal or arbitration proceedings, nor, as far as Shire is aware, are any such proceedings pending or threatened during the 12 months immediately prior to the date of this document, which may have, or have had in the recent past, a significant impact on the Baxalta Group's financial position or profitability.

18.1
Litigation related to the Merger

(A)
On 22 January 2016, a purported class action complaint was filed in the Eighteenth Judicial Circuit Court, Lake County, Illinois alleging that members of the Baxalta Board breached their fiduciary duties to Baxalta Shareholders during negotiations in connection with the Merger, by entering into the Merger Agreement and approving the Merger, and that Baxalta and Shire aided and abetted such breaches of fiduciary duties. The complaints further allege that, among other things, the Consideration undervalues Baxalta and certain provisions of the Merger Agreement inappropriately favour Shire and inhibit competing bids. The complaint seeks, among other things, to enjoin the Merger.

(B)
On 1 March 2016, the claimants in the certain actions in Delaware filed notices of voluntary dismissal and both cases were dismissed on 1 March 2016 with each party bearing its own costs.

(C)
On 9 March 2016, a complaint was filed against Baxalta and members of the Baxalta Board by Martin Bertisch, a shareholder of Baxalta. The complaint alleged that the form S-4 Registration Statement filed with the SEC on 22 February 2015 was deficient and misleading in that it failed to provide adequate disclosure of all material information related to the Merger and as such violates Sections 14(a) and 20(a) of the U.S. Exchange Act (the "Securities Complaint"). The Securities Complaint seeks, among other items, to enjoin the Merger.

18.2
Environmental Regulations Violations, California

  On 25 February 2015, Baxalta received a notice of a violation from the Ventura County Air Pollution Control District (the "District") following its self-reporting of certain violations of environmental regulations at its manufacturing facility (as required by local regulations) located in Thousand Oaks, California to the District promptly after discovery on 16 October 2014. Pursuant to that notice, Baxalta paid penalties in the amount of $103,000 to the District, to resolve the violations, and such settlement released Baxalta from any further civil penalty claims for such violations.

19.   Baxalta employee share scheme

Baxalta operates an employee share scheme (the "Equity Plan") pursuant to which Baxalta employees may be granted certain options to purchase Baxalta Shares. Upon Completion, any outstanding award issued pursuant to the Equity Plan will be cancelled and exchanged for an award of options, with generally the same terms and conditions (except as adjusted in connection with the Merger), to purchase Shire Securities. Further details of the terms and conditions of this cancellation and exchange are set out below.

19.1
Baxalta Share options

  At Completion, each outstanding award of options to purchase Baxalta Shares granted under the Equity Plan (each a "Baxalta Option"), other than any award of options granted to a non-employee director of Baxalta or Baxter, will be cancelled and exchanged for an award of options, with generally the same terms and conditions (except as adjusted in connection with the Merger), to purchase Shire Securities in accordance with the terms and conditions set forth in the Merger Agreement. Each award of Baxalta Options cancelled and exchanged for an award of options to purchase Shire Securities ("Shire Options") that was subject to performance-based vesting conditions immediately prior to the Merger will vest following the Merger solely based on the award holder's continued employment or other engagement by a member of the Shire Group through the end of the applicable performance period or periods.

  Each award of Baxalta Options granted to a non-employee director of Baxalta or Baxter for which the Per Share Consideration exceeds the per share exercise price of such Baxalta Option will be cancelled and exchanged for an amount equal to the Per Share Consideration the non-employee director would have received if he or she had exercised the Baxalta Options in full on a cashless basis, without regard to taxes, immediately prior to Completion. Each award of Baxalta Options granted to a non-employee director of Baxalta or Baxter for which the Per Share Consideration does not exceed the per share exercise price of such Baxalta Option will be cancelled without any consideration being paid in respect thereof.

19.2
Baxalta Restricted Stock Units and Performance Stock Units

  At Completion, each outstanding award of Baxalta restricted stock units granted under the Equity Plan, other than any award of restricted stock units granted to a non-employee director of Baxalta or Baxter, will be cancelled and exchanged for an award of Shire restricted stock units, with generally the same terms and conditions (except as adjusted in connection with the Merger), payable in Shire Securities and otherwise in accordance with the terms and conditions set forth in the Merger Agreement. Each outstanding award of Baxalta performance stock units granted under the Equity Plan will be cancelled and exchanged for an award of restricted stock units payable in Shire Securities assuming that each of the performance goals with respect thereto has been achieved at the greater of 100 per cent. of the target level and the actual performance level measured as at Completion and extrapolated through the end of the applicable performance period and will thereafter vest following Completion solely based on the award holder's continued employment or other engagement by a member of the Shire Group through the end of the applicable performance period or periods that applied to the award prior to its conversion.

  Each Baxalta restricted stock unit granted to a non-employee director of Baxalta or Baxter will be cancelled and exchanged for the Per Share Consideration.

19.3
Baxalta's Employee Stock Purchase Plan ("ESPP")

  Baxalta is obligated, as soon as possible following execution of the Merger Agreement, to:

  •
  amend the ESPP, such that no additional offering will commence between 11 January 2016, and Completion;

  •
  provide that each offering under the ESPP that would otherwise extend beyond the effective time will have an offering end date that is seven Business Days prior to the anticipated effective time;

  •
  provide that each ESPP participant's accumulated contributions under the ESPP will be used to purchase shares of Baxalta Shares in accordance with the ESPP;

  •
  provide that the applicable purchase price for shares of Baxalta Shares, as a percentage of the fair market value of Baxalta Shares, will not be decreased below the levels set forth in the ESPP as of 11 January 2016;

  •
  provide that no participant in the ESPP may increase his or her rate of payroll deductions used to purchase shares of Baxalta Shares under the ESPP after 11 January 2016;

  •
  provide that only participants in the ESPP as of 11 January 2016 may continue to participate in the ESPP after 11 January 2016; and

  •
  provide that the ESPP will terminate in its entirety at the effective time and no further rights will be granted or exercised under the ESPP thereafter.

20.   Working capital

The Company is of the opinion that, taking into account the facilities available to the Combined Group, the Combined Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

21.   Significant change

21.1
There has been no significant change in the financial or trading position of the Shire Group since 31 December 2015, being the end of the period for which the Shire Group's last audited consolidated financial statements were published, other than:

•
entering into the Merger Agreement;

•
entering into the Letter Agreement;

•
entering into the 2016 Facility Agreement;

•
completion of the acquisition of Dyax on 22 January 2016 and the related utilisation of the $5.6 billion borrowing facility to partially fund the acquisition. Cash paid on closing totalled $5.9 billion and Shire also recognised a contingent consideration liability in respect of the non-tradable contingent value right at its preliminary fair value of $396 million; and

•
repayment of the remaining $750 million of the $850 million borrowed to finance the acquisition of NPS Pharma.

21.2
There has been no significant change in the financial or trading position of the Baxalta Group since 31 December 2015, being the end of the period for which the Baxalta Group's last audited consolidated financial statements were published, other than:

•
entering into the Merger Agreement;

•
entering into the Letter Agreement; and

•
entering into a collaboration agreement with Precision BioSciences.

22.   Baxter Transactions

The Baxter Transactions are intended to qualify as tax-free for Baxter and its stockholders under Sections 355, 361, and 368(a)(1)(D) of the Code. The Spin-Off was conditional upon, among other things, the receipt of a private letter ruling from the IRS regarding certain issues relating to the tax-free treatment of the Baxter Transactions. The continuing validity of such ruling is subject to the accuracy of factual representations and assumptions made in the ruling. Completion of the Spin-Off was also conditional upon Baxter's receipt of a tax opinion from KPMG (the "KPMG Opinion"). The KPMG Opinion was based upon certain factual representations and assumptions, as well as undertakings made by Baxter and Baxalta. If any of the factual representations or assumptions in the IRS private letter ruling or KPMG Opinion are untrue or incomplete in any material respect, an undertaking is not complied with, or the facts upon which the IRS private letter ruling or KPMG Opinion are based are materially different from the actual facts relating to the Baxter Transactions, the KPMG Opinion or IRS private letter ruling may not be valid. Moreover, opinions of a tax adviser are not binding on the IRS. As a result, the conclusions expressed in the KPMG Opinion could be successfully challenged by the IRS.

Based on advice received from Shire's tax counsel in connection with the signing of the Merger Agreement the Directors believe that the Merger will not cause Baxter's contribution of assets to Baxalta, Baxter's initial distribution of Baxalta shares on 1 July 2015, Baxter's distribution of cash received from Baxalta to its creditors or the Later Distributions to fail to qualify as tax-free to Baxter and its shareholders under Sections 355, 361 and 368(a)(1)(D) of the Code.

The advice received from Shire's tax counsel is based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of those factual representations or assumptions are untrue or incomplete in any material respect, an undertaking is not complied with or the facts upon which the advice received from Shire's tax counsel is based are materially different from the facts at the time of the merger, that advice may not be valid. Moreover, opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the advice received from Shire's tax counsel could be challenged by the IRS. None of the Company, Baxalta or Baxter has requested a ruling from the IRS regarding the impact of the Merger on the tax treatment of the Baxter Transactions. Further, the advice from Shire's tax counsel does not address all tax aspects of the Spin-Off and it is possible that Shire and Baxalta may be required to indemnify Baxter despite the continuing validity of that advice.

23.   Sources and bases

23.1
In this document, unless otherwise stated:

(A)
financial information relating to the Shire Group has been extracted (without material adjustment) from the audited historical financial information referred to in Part VII (Historical Consolidated Financial Information relating to the Shire Group) of the Prospectus for the 52 weeks ended 31 December 2015 and which was prepared in accordance with U.S. GAAP; and

(B)
financial information relating to the Baxalta Group has been extracted (without material adjustment) from the historical financial information referred to in Part VIII (Historical Consolidated and Combined Financial Information relating to the Baxalta Group) of the Prospectus for the financial year ended 31 December 2015 and which was prepared in accordance with U.S. GAAP.

23.2
Where information contained in this document originates from a third party source, it is identified where it appears in this document together with the name of its source. Such third party information has been accurately reproduced and, so far as Shire is aware and is able to ascertain from information published by the relevant third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

24.   Incorporation by reference

The following documents (or parts of documents) are incorporated by reference in, and form part of, this document:

  (A)
  the Announcement; and

  (B)
  the Prospectus.

25.   Consents

25.1
Evercore, whose address is 15 Stanhope Gate, London W1K 1LN, has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

25.2
Morgan Stanley, whose address is 25 Cabot Square, Canary Wharf, London E14 4QA, has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

25.3
Deloitte, whose address is 2 New Street Square, London EC4A 2BZ, has given and has not withdrawn its written consent to the inclusion in this document of its report in Part VI (Unaudited Pro Forma Financial Information of the Combined Group) of this document in the form and context in which it appears.

26.   Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any Business Day from the date of publication of this document up to and including the date of Completion at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY:

  (A)
  the Memorandum and Articles of Association of Shire;

  (B)
  the Announcement;

  (C)
  the Annual Report of Shire for each of the 52 weeks ended 31 December 2015, 52 weeks ended 31 December 2014 and 52 weeks ended 31 December 2013;

  (D)
  the Merger Agreement;

  (E)
  the Letter Agreement;

  (F)
  the PwC report referred to in Section B of Part XI of the Prospectus;

  (G)
  the consent letters referred to in paragraph 19 of Part XIII of the Prospectus;

  (H)
  this Circular; and

  (I)
  the Prospectus.

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

the 2016 Facility Agreement	has the meaning given to it in paragraph 14.5(A) of Part VIII (Additional Information)
ADHD	means attention deficit hyperactivity disorder
Admission	means the admission of the New Shire Shares to the Official List with a premium listing and to trading on the London Stock Exchange's main market for listed securities
AGM	means the annual general meeting of Shire or Baxalta (as applicable)
ANDA	means Abbreviated New Drug Application
Announcement	means the announcement published by Shire on 11 January 2016 in connection with the Merger
Articles of Association	means the articles of association of Shire, as amended from time to time
Baxalta	means Baxalta Inc., a company incorporated under the laws of Delaware
Baxalta Acquisition Proposal

means a proposal or offer from any person (other than Shire and its subsidiaries) providing for any (i) merger, consolidation, share exchange, business combination, recapitalisation or similar transaction involving Baxalta or any of its subsidiaries, pursuant to which any such person would own or control, directly or indirectly, 20 per cent. or more of the voting power of Baxalta, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Baxalta (including the equity interests of any of its subsidiaries) or any subsidiary of Baxalta representing 20 per cent. or more of the consolidated assets, revenues or net income of Baxalta and its subsidiaries, taken as a whole, or to which 20 per cent. or more of Baxalta's revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition of equity interests representing 20 per cent. or more of the voting power of Baxalta, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20 per cent. or more of the voting power of Baxalta, or (v) combination of the foregoing

Baxalta Board	means the board of directors of Baxalta
Baxalta Directors	means the directors of Baxalta at the date of this document
Baxalta General Meeting	means the general meeting of Baxalta Shareholders (and any adjournment thereof) convened in connection with the Merger to be held on 27 May 2016
Baxalta Group	means Baxalta and any of Baxalta's subsidiary undertakings and, where the context permits, each of them

Baxalta Shareholders	means holders of Baxalta Shares
Baxalta Shares	means the common stock in the capital of Baxalta
BED	means Binge Eating Disorder
Baxter	means Baxter International Inc.
Baxter Transactions

means, Baxter's contribution of assets to Baxalta, Baxter's initial distribution of Baxalta Shares on 1 July 2015, Baxter's distribution of cash received from Baxalta to its creditors or the Later Distributions

Bridge Facility

means the secured $18 billion, one year fully underwritten facility (with a one-year extension option exercisable at Shire's discretion), of which $13 billion is available to fund the cash consideration payable and certain related costs in respect of the combination with Baxalta and $5 billion is available to finance any potential redemption of Baxalta's senior notes, if required

Business Day	means a day (other than Saturdays, Sundays and public holidays in the UK) on which banks are open for business in the City of London
CAFC	means the U.S. Court of Appeals of the Federal Circuit
CER	means constant exchange rate
Chairman	means the chairman of the Shire Board
Chief Executive Officer	means the chief executive officer of Shire from time to time
Chief Financial Officer	means the chief financial officer of Shire from time to time
Circular	means this document
Code	means The United States Internal Revenue Code of 1986
Combined Group	means the combined group, comprising the Shire Group and the Baxalta Group
Companies Act	means the Companies Act 2006 (as amended)
Completion	means the completion of the Merger for the purposes of the Merger Agreement in accordance with its terms (and "Complete" shall be construed accordingly)
Conditions	means the conditions as set out in the Merger Agreement, and which are summarised at paragraph 14 of Part I (Information on the Merger) of the Prospectus
Consideration	has the meaning given to it in paragraph 2 of Part I (Information on the Merger) of the Prospectus
Corporate Governance Code	means the UK Corporate Governance Code published by the Financial Reporting Council in September 2012 (as amended)
Court	means the High Court of Justice in England and Wales
CREST

means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

Daily Official List	means the daily official list of the London Stock Exchange
Deloitte	means Deloitte LLP
Depository Bank	means Citibank N.A.
Directors	the Shire Directors or the Baxalta Directors (as applicable)
Disclosure and Transparency Rules	the disclosure rules and transparency rules made by the FCA pursuant to section 73A of FSMA
Dyax	means Dyax Corp., a Delaware corporation
earnings	profit or loss after taxation or, unless the context otherwise requires, earnings before investment income, interest and taxation
Effective Date	the date on which the Merger becomes effective in accordance with its terms
EPS	earnings per share (basic unless otherwise indicated)
EST	means Eastern Standard Time being the time zone of Massachusetts among other places
Euroclear	Euroclear UK and Ireland Limited, a company incorporated under the laws of England and Wales
Evercore	means Evercore Partners International LLP, 15 Stanhope Gate, London W1K 1LN
FCA or Financial Conduct Authority	means the UK Financial Conduct Authority
FDA	means the U.S. Food and Drug Administration
Financial Adviser	means Evercore and/or Morgan Stanley (as applicable)
FSMA	means the Financial Services and Markets Act 2000, as amended from time to time
HAE	means hereditary angioedema
HAE/LSD Business Unit	means the HAE and LSD division of Shire
HSR Act	means the Hart—Scott—Rodino Antitrust Improvements Act
IRS	means the U.S. Internal Revenue Service
ISIN	means International Securities Identification Number
Jersey Companies Law	means the Companies (Jersey) Law 1991 (as amended)
Joint Sponsors	means Evercore and Morgan Stanley
Last Practicable Date	14 April 2016 (being the latest practicable date prior to the publication of this document)
Later Distributions

means any of the following transactions that may be undertaken by Baxter: (i) any debt-for-equity exchange (and related underwritten offering) with respect to Baxalta Shares, (ii) any offer to exchange Baxter shares for Baxalta Shares, (iii) a contribution of Baxalta Shares to Baxter's U.S. pension fund, and/or (iv) a dividend of Baxalta Shares to Baxter Shareholders, in each case, that are undertaken prior to the earlier of any Baxalta or Shire Shareholder vote with respect to the Merger and that are intended to be part of a plan that includes the Spin-Off

Letter Agreement	means the agreement dated 11 January 2016 entered into between Baxalta, Shire and Baxter in connection with the Merger
Listing Rules	means the rules and regulations made by the Financial Conduct Authority in its capacity as the UKLA under Part 6 of FSMA (as amended), and contained in the UKLA's publication of the same name
LSD	means lysomal storage disease
LSE or London Stock Exchange	means London Stock Exchange plc
Merger	has the meaning given to it in paragraph 1 of Part I of this document
Merger Agreement	means the agreement and plan of merger dated 11 January 2016 entered into between Shire, Baxalta and the Shire Merger Sub
Morgan Stanley	means Morgan Stanley & Co. International plc, 25 Cabot Square, Canary Wharf, London E14 4QA
NASDAQ	means the NASDAQ Global Select Market
New Shire ADSs	means the new Shire ADSs to be registered on the NASDAQ in connection with the Merger
New Shire Securities	means the New Shire Shares and the New Shire ADSs
New Shire Shares	means the new Shire Shares to be issued and listed on the main market of the LSE in connection with the Merger
Nomination Committee	means the Nomination Committee of Shire
Notice of Shire General Meeting	means the notice of the Shire General Meeting which is set out at the end of this Circular
NPS Pharma	means NPS Pharmaceuticals, Inc.
NYSE	means the New York Stock Exchange
Official List	means the official list maintained by the UKLA
Orphan Drug	means a drug meeting the criteria specified in the U.S. Orphan Drug Act and FDA's implementing regulations at 21 CFR Part 316
PRA	means the UK Prudential Regulatory Authority
Proposed Directors	means Gail D. Fosler and Albert P.L. Stroucken
Prospectus	means the prospectus published by Shire in relation to the Merger on or around the date of this document
Prospectus Directive Regulation	means Commission Regulation (EC) No. 809/2004
Prospectus Rules	means the prospectus rules made by the FCA pursuant to section 73A of FSMA
R&D	means research and development
Registrars	Equiniti (Jersey) Limited, Aspect House, Spencer Road, Lancing BN99 6DA
Registration Statement	means the Form S-4 filed by the Company in connection with the Merger on or around the date of this document
Regulatory Information Service	means any channel recognised as a channel for the dissemination of regulatory information by listed companies as defined in the Listing Rules

Remuneration Committee	means the Remuneration Committee of Shire
Resolutions	means the resolutions as set out in the Notice of the Shire General Meeting at the end of this Circular
SEC	means the U.S. Securities and Exchange Commission
SEDOL	means Stock Exchange Daily Official List
Separation and Distribution Agreement	means the separation and distribution agreement entered into between Baxalta and Baxter in connection with the Spin-Off
SG&A	means Selling, General and Administrative Expenses
Shire or the Company	means Shire plc, a company registered in Jersey with the number 99854, whose registered office is at 22 Grenville Street, St Helier, Jersey JE4 8PX
Shire Acquisition Proposal

means a proposal or offer from any person providing for any: (i) merger, consolidation, share exchange, business combination, recapitalisation or similar transaction involving Shire, pursuant to which any such person would own or control, directly or indirectly, 20 per cent. or more of the voting power of Shire, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Shire (including the equity interests of any of its subsidiaries) or any subsidiary of Baxalta representing 20 per cent. or more of the consolidated assets, revenues or net income of Shire and its subsidiaries taken as a whole, or to which 20 per cent. or more of Shire's revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition of equity interests representing 20 per cent. or more of the voting power of Shire, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20 per cent. or more of the voting power of Shire or (v) combination of the foregoing, in the case of each of (i) through (v) above (inclusive) a condition of which is that the transactions contemplated by the Merger Agreement do not occur or could only be completed if the transactions contemplated by the Merger Agreement do not occur

Shire ADS	means the Shire American Depository Shares listed on the NASDAQ, and each evidenced by way of a depository receipt (ADR), at the date of this document
Shire ADS Facility	means the agreement between Shire and the Depository Bank governing the administration of the Shire ADSs
Shire ADS Holders	means holders of Shire ADSs
Shire Board	the board of Directors of Shire
Shire Directors	the directors of Shire at the date of this document
Shire General Meeting Forms of Proxy	means the form of proxy for use at the Shire General Meeting which accompanies this Circular
Shire General Meeting or General Meeting	means the general meeting of Shire to be held at 8.00 am on 27 May 2016 (or any adjournment thereof) notice of which is set out at the end of this Circular

Shire Group	means the Company and any of the Company's subsidiary undertakings from time to time and, where the context permits, each of them
Shire Merger Sub	means BearTracks, Inc., a Delaware corporation and wholly-owned subsidiary of Shire
Shire Securities	means Shire Shares and Shire ADSs
Shire Shareholders or Shareholders	means the holders of Shire Shares
Shire Shares	means the ordinary shares in the capital of Shire
Spin-Off	means the spin-off and distribution by which Baxalta and Baxter separated in July 2015 including any and all prior and subsequent steps taken by both Baxter and/or Baxalta in connection therewith
Tax Matters Agreement	means the agreement relating to the tax arrangements between Baxalta and Baxter, and entered into between Baxalta and Baxter in connection with the separation of Baxalta from Baxter
Transition Services Agreement	means the transitional services agreement entered into between Baxalta and Baxter, in connection with the supply of services between them following separation of Baxalta from Baxter
UK or United Kingdom	means the United Kingdom of Great Britain and Northern Ireland
UK Listing Authority or UKLA	means the UK Listing Authority, being the Financial Conduct Authority acting as such under Part VI of FSMA (as amended)
uncertificated or in uncertificated form

means in respect of a share or other security, where that share or other security is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by means of CREST

United States or U.S.

means the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof

U.S. Exchange Act	means the United States Securities Exchange Act 1934, as amended, and the rules and regulations thereunder
U.S. Securities Act	means the United States Securities Act 1933, as amended, and the rules and regulations promulgated under such Act
ViroPharma	means ViroPharma Inc.

NOTICE OF SHIRE PLC GENERAL MEETING

NOTICE IS HEREBY GIVEN that a general meeting (the "Meeting" or "General Meeting") of Shire plc ("Shire" or the "Company") will be held at The Merrion Hotel, Merrion Street Upper, Dublin 2, Ireland at 8.00 am on 27 May 2016 for the purpose of considering and, if thought fit, passing the following resolutions (the "Resolutions").

Resolution 1 and Resolution 2 will be proposed as ordinary resolutions. Resolution 3 and Resolution 4 will be proposed as special resolutions. Please note that the implementation of the Merger is conditional upon the passing of Resolution 1 only.

ORDINARY RESOLUTIONS

Resolution 1—Approval of the Merger, allotment of shares and increase in borrowing limit

THAT:

(A)
the proposed combination by the Company, through its wholly-owned subsidiary, BearTracks, Inc., with the outstanding common stock with Baxalta Inc. (the "Merger"), on the terms and conditions set out in the Merger Agreement (as defined in, and particulars of which are summarised in, the circular of the Company dated 18 April 2016), together with all other agreements and ancillary arrangements contemplated by the Merger Agreement, be approved and that the directors of the Company (or any duly authorised committee thereof) be authorised to make any non-material amendments, variations, waivers or extensions to the terms of the Merger or the Merger Agreement which they in their absolute discretion consider necessary, appropriate or desirable and to take all such steps and to do all such things which they consider necessary, appropriate or desirable to implement, or in connection with, the Merger, including, without limitation, the waiver of any conditions to the Merger Agreement;

(B)
conditional upon and with effect from the Merger Agreement becoming unconditional in all respects (save as regards any conditions that relate to the passing of this resolution and to the admission of the Company's ordinary shares to listing on the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange plc, and to the admission of the Company's ADSs on the NASDAQ, in each case in connection with the Merger):

(i)
any existing Authorised Allotment Amount (as defined in the Company's Articles of Association (the "Articles")) be increased by £16,000,000 so as to confer authority on the directors of the Company to allot Relevant Securities (as defined in the Articles) for the purposes of implementing the Merger; or

(ii)
where there is no existing Authorised Allotment Amount, authority be conferred on the directors of the Company under Article 10 paragraph (B) of the Articles to allot Relevant Securities (as defined in the Articles) for the purpose of implementing the Merger and for this purpose the Authorised Allotment Amount (as so defined) shall be £16,000,000, and the Allotment Period (as so defined) in respect of either such Authorised Allotment Amount shall be the period commencing on the date on which this resolution is passed and ending on the earlier of 27 July 2017 and the conclusion of the Company's Annual General Meeting to be held in 2017; and

(C)
sanction be given to the directors of the Company permitting the aggregate principal amount at any time outstanding in respect of moneys borrowed (as defined in the Articles by the group (as so defined)) to exceed the limit imposed by Article 107 of the Articles provided that the sanction hereby given shall not permit the aggregate principal amount at any time outstanding in respect of moneys borrowed by the group to exceed a sum equal to $30,000,000,000.

Resolution 2—Authority to allot shares

That, subject to and conditional upon the Merger having been implemented and the new ordinary shares in the Company having been issued pursuant thereto, any previous authority to allot Relevant Securities (as defined in the Articles), conferred on the directors by shareholders pursuant to Article 10 of the Articles (including any unused authority conferred by Resolution 1 above) be cancelled and the authority to allot Relevant Securities conferred on the directors by Article 10 paragraph (B) of the Articles be renewed and for this purpose the Authorised Allotment Amount shall be:

(A)
£14,949,547 of Relevant Securities; and

(B)
solely in connection with an allotment pursuant to an offer by way of a Rights Issue (as defined in the Articles, but only if and to the extent that such offer is implemented by way of rights), £29,899,093 of Relevant Securities (after deducting from such limit any Relevant Securities allotted under paragraph (A) above), and the Allotment Period (as so defined) shall be the period commencing on the date on which this resolution is passed and ending on the earlier of 27 July 2017 and the conclusion of the Annual General Meeting of the Company to be held in 2017, save that the Company may before such expiry make an offer or agreement which would or might require Relevant Securities to be allotted after such expiry and the directors may allot Relevant Securities pursuant to any such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

Resolution 3—Disapplication of pre-emption rights

That, subject to the passing of Resolution 2 and subject to and conditional upon the Merger having been implemented and the new ordinary shares in the Company having been issued pursuant thereto, any previous authority to allot equity securities (as defined in the Articles) wholly for cash conferred on the Directors by shareholders pursuant to Article 10 of the Articles of Association be cancelled and the authority to allot equity securities wholly for cash conferred on the Directors by Article 10 paragraph (D) of the Articles be renewed and for this purpose the Non Pre-emptive Amount (as defined in the Articles) shall be £4,484,864 and the Allotment Period shall be the period commencing on the date on which this resolution is passed and ending on the earlier of 27 July 2017 and the conclusion of the Annual General Meeting of the Company to be held in 2017, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities pursuant to any such offer or agreement as if the authority conferred hereby had not expired.

Resolution 4—Purchase of own shares

That, subject to and conditional upon the Merger having been implemented and the new ordinary shares in the Company having been issued pursuant thereto, any previous authority conferred on the Company to make market purchases of its shares and to hold treasury shares be cancelled and the Company be generally and unconditionally authorised:

(A)
pursuant to Article 57 of the Companies (Jersey) Law 1991 to make market purchases of ordinary shares in the capital of the Company ("Ordinary Shares"), provided that:

(i)
the maximum number of Ordinary Shares hereby authorised to be purchased is 89,697,280;

(ii)
the minimum price, exclusive of any expenses, which may be paid for an Ordinary Share is five pence;

(iii)
the maximum price, exclusive of any expenses, which may be paid for an Ordinary Share shall be the higher of:

(a)
an amount equal to 105% of the average of the middle market quotations for the Company's Ordinary Shares as taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such shares are contracted to be purchased; and

(b)
the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange Daily Official List at the time the purchase is carried out;

(iv)
the authority hereby conferred shall expire on the earlier of 27 July 2017, or the conclusion of the Annual General Meeting of the Company to be held in 2017, save that the Company may make a contract to purchase Ordinary Shares under this authority before the expiry of this authority, which will or may be executed wholly or partly after the expiry of this authority, and may make purchases of Ordinary Shares in pursuance of any such contract as if such authority had not expired; and

(B)
pursuant to Article 58A of the Companies (Jersey) Law 1991, to hold as treasury shares any Ordinary Shares purchased pursuant to the authority conferred by paragraph (A) of this resolution.

By order of the Board,

Bill Mordan
Company Secretary

Registered Office:
22 Grenville Street
St. Helier
Jersey JE4 8PX

18 April 2016

NOTES TO THE NOTICE OF GENERAL MEETING

1.     Poll voting

All resolutions at the General Meeting will be decided by a poll. The Company believes that this is a more transparent and equitable method of voting as shareholder votes are counted according to the number of shares held, ensuring an exact and definitive result. In accordance with Article 73 of the Company's Articles of Association, the Chairman of the General Meeting will demand a poll on each of the resolutions at the beginning of the Meeting.

2.     Record Date for voting

Pursuant to Article 40 of the Companies (Uncertificated Securities) (Jersey) Order 1999, shareholders must be included in the register of members of the Company as at 8.00 a.m. on 25 May 2016, or in the event that this General Meeting is adjourned, in the register of members 48 hours before the time of an adjourned General Meeting. Shareholders shall be entitled to vote at the General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 8.00 a.m. on 25 May 2016, or in the event that this General Meeting is adjourned, in the register of members 48 hours before the time of any adjourned General Meeting, shall be disregarded in determining the rights of any person to attend or vote at the General Meeting or the adjourned General Meeting, as the case may be.

3.     Return date for proxies

To be effective, the return of a completed postal Form of Proxy (or by electronic means) must be received by the Company's Registrar, Equiniti (Jersey) Limited, c/o Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, no later than 8.00 a.m. on 25 May 2016 (or 48 hours preceding the date and time of any adjourned Meeting). The appointment of a proxy (electronically or otherwise) will not prevent a shareholder from attending and voting in person at the General Meeting.

4.     Proxy voting

Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the General Meeting. A shareholder may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. Proxies may be appointed by any one of the following methods:

(A)
Ordinary Shares

(i)
completing and returning the enclosed Form of Proxy;

(ii)
electronically by logging onto the website of our Registrar www.sharevote.co.uk and following the instructions provided. You will need your Reference Number, Card ID and Account Number, all of which are printed on your Form of Proxy;

(iii)
if you have a shareview portfolio, you can appoint your proxy electronically by logging onto your portfolio at www.shareview.co.uk and following the instructions provided; and

(iv)
if you are a member of CREST, by using the CREST electronic appointment service. For further details see note 5.

(B)
American Depository Shares

(i)
If you want the Depository to vote your American Depository Shares at the AGM, you may provide your voting instructions to the Depository via the internet, by telephone or by sending in a completed voting instruction card, as described on such card. In each case, voting instructions must be received by the Depository by 10.00 a.m. EDT on 20 May 2016. Such holders wishing to attend the AGM should obtain prior authority by being nominated an "Appointed Proxy" by the Depository, who can be contacted at:

    Citibank Shareholder Services

    P.O. Box 43077

    Providence, Rhode Island 02940-3077

    Toll free: 1-877-CITI-ADR (1-877- 248-4237)

    International: 1-781-575-4555

In the case of a shareholder which is a company, the Form of Proxy must be executed under its common seal or signed on its behalf by an officer, attorney or other person authorised to sign it.

Any power of attorney or any other authority under which the Form of Proxy is signed (or a duly certified copy of such power or authority) must be included with the Form of Proxy.

In the case of joint shareholders, the vote of the first named in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.

When two or more valid but differing proxy appointments are received in respect of the same share for use at the same meeting or poll, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share. If the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

5.     Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear's specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (CREST ID 7RA01) by 8.00 a.m. on 25 May 2016. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, no message received through the CREST network will be accepted and any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

6.     Corporate representatives

A shareholder which is a body corporate and which wishes to be represented at the General Meeting by a person with authority to speak and vote (a "corporate representative") must appoint such a person by resolution of its directors or other governing body. A corporate representative has the same powers on behalf of the body corporate he/she represents as that body corporate could exercise if it was an individual member of the Company.

7.     Nominated Persons

Any person to whom this document is sent who is a person nominated in accordance with Article 59 of the Company's Articles of Association to enjoy information rights (a "Nominated Person") may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies in note 4 above does not apply to Nominated Persons. The rights described in that paragraph can only be exercised by shareholders of the Company.

8.     Total voting rights

As at the Last Practicable Date, the Company's issued share capital (excluding treasury shares) consists of 593,238,215 Ordinary Shares, carrying one vote each. Therefore, the total voting rights in the Company as at the Last Practicable Date, is 593,238,215.

9.     Shareholders' right to ask questions

Any shareholder attending the Meeting has the right to ask questions. Please follow instruction from the Chairman during the Meeting. A question may not be responded to if it is not considered to be in the interests of the Company or the good order of the Meeting or it would involve the disclosure of confidential information.

10.   Information available on website

A copy of this document, and other information required by Section 311A of the UK Companies Act 2006, can be found on the Company's website www.Shire.com.

11.   Emails

You may not use any electronic address provided in this document to communicate with the Company for any purposes other than those expressly stated.

12.   Documents available for inspection

The following documents will be available for inspection at the Company's registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX and at the office of Slaughter and May, One Bunhill Row, London, EC1Y 8YY, from the date of this Notice until the time of the General Meeting and at The Merrion Hotel, Upper Merrion Street, Dublin 2, Ireland from 15 minutes before the General Meeting until it ends:

(A)
Copies of the Executive Directors' service contracts;

(B)
Copies of the letters of appointment of the Non-Executive Directors; and

(C)
A copy of the Articles of Association.

Merrill Corporation Ltd, London
16ZAG42909